As filed with the Securities and Exchange Commission on October 31, 2011

No. 333-175878

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IGNITE RESTAURANT GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5812 (Primary Standard Industrial Classification Code Number)	94-3421359 (I.R.S. Employer Identification No.)

9900 Westpark Drive, Suite 300
Houston, Texas 77063
(713) 366-7500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Raymond A. Blanchette, III
President and Chief Executive Officer
Ignite Restaurant Group, Inc.
9900 Westpark Drive, Suite 300
Houston, Texas 77063
(713) 366-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Christian O. Nagler Jason K. Zachary Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Keith M. Townsend King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 (404) 572-4600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)(3)

Common Stock, $1.00 par value per share	$100,000,000	$11,610

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)
Includes the offering price of any additional shares of common stock that the underwriters have the option to purchase.
(3)
Previously paid.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 31, 2011

PROSPECTUS

                       Shares

Ignite Restaurant Group, Inc.

Common Stock

        This is an initial public offering of shares of common stock of Ignite Restaurant Group, Inc. We are offering                   shares of our common stock, and the selling stockholders identified in this prospectus are offering an additional                   shares of common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders in this offering.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price per share of the common stock is expected to be between $              and $             . We intend to apply to list our common stock on The NASDAQ Global Select Market under the symbol "             ."

        The underwriters have an option to purchase a maximum of                  additional shares from us, and up to             additional shares from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 16.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, before expenses to us	Proceeds, before expenses to the selling stockholders
Per share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about                         , 2011.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Baird	Piper Jaffray

The date of this prospectus is                         , 2011.

IGNITE
RESTAURANT GROUP

JOE'S CRAB SHACK • BRICK HOUSE TAVERN + TAP

COMMITTED TO PROVIDING MEMORABLE, MATCHLESS DINING EXPERIENCES

EAT AT JOE'S

brick house
TAVERN+TAP

JOE'S CRAB SHACK

brick house TAVERN+TAP

IGNITE RESTAURANT GROUP

RESTAURANT LOCATIONS

JOE'S CRAB SHACK
BRICK HOUSE TAVERN + TAP

JOE'S CRAB SHACK - 118

Alabama
Hoover

Arizona
Tempe (2)
Tucson

California
Garden Grove
Industry
Long Beach
Newport Beach
Oceanside
Rancho Cucamonga
Redondo Beach
Sacramento
San Diego (3)
San Francisco
Ventura CA

Colorado
Aurora
Colorado Springs
Parker
Westminster

Delaware
Wilmington

Florida
Celebration
Clearwater
Destin
Fort Myers
Jacksonville
West Kissimmee*
Lauderhill
Naples
Orlando (3)
Sanford

Georgia
Douglasville
Duluth
Kennesaw
Stone Mountain
Morrow

Iowa
West Des Moines

Idaho
Boise

Illinois
Gurnee
Schaumburg
Fairview Heights
Peoria

Indiana
Hobart
Indianapolis (3)

Kansas
Olathe

Kentucky
Bellevue
Louisville

Louisiana
Bossier City
Baton Rouge

Maryland
Abingdon*
Gaithersburg
Greenbelt

Michigan
Ann Arbor
Auburn Hills
Sterling Heights

Minnesota
Roseville

Missouri
Branson
Independence
St. Peters

North Carolina
Fayetteville

Nevada
Henderson
Las Vegas

New Jersey
Clifton
Eatontown*
Lawrenceville
South Plainfield

New York
Amherst
Henrietta
Oceanside*

Ohio
Columbus

Oklahoma
Oklahoma City (2)
Tulsa

Pennsylvania
King of Prussia*
Pittsburgh (2)

South Carolina
Myrtle Beach (2)
Greenville

Tennessee
Memphis
Nashville

Texas
Arlington
Austin
Beaumont
Cedar Hill
Corpus Christi (2)
Dallas
Fort Worth
Galveston (2)
Grapevine
Houston (8)
Lewisville
Lubbock
McAllen
Mesquite
Plano
Round Rock
San Antonio (4)

Utah
Sandy
West Jordan

Virginia
Chesapeake
Fairfax
Fredericksburg
Hampton
Norfolk

Washington
Vancouver

* Coming Soon: not included in open restaurant count

BRICK HOUSE - 17

Florida
Ft. Lauderdale
Orlando
Tampa

Illinois
Downers Grove
Niles

Kentucky
Louisville

Missouri
Chesterfield

Nebraska
Omaha

New York
Amherst

New Jersey
South Plainfield

Ohio
Akron

Pennsylvania
Willow Grove

Texas
Austin
Galveston
Houston
Humble
Plano

BUCKETS OF CRAB
SNOW CRAB
Fire-Grilled
KING CRAB
Garlic Herb
DUNGENESS CRAB
Joe's Famous BBQ
OUR CRAB CATCH
TOO MANY CHOICES?
STEP #1: PICK YOUR CRAB
SNOW CRAB
DUNGENESS CRAB
KING CRAB
CRAB DADDY FEAST
NEW LOBSTER DADDY FEAST
STEP #2: PICK YOUR FLAVOR
JOE'S FAMOUS BBQ
FIRE-GRILLED
SIMPLY STEAMED
Our classic style
CHESAPEAKE STYLE
SPICY BOIL
GARLIC HERB
NEW LOBSTER DADDY FEAST
STEAMPOTS
Coastal catches with regional flavors
THE RAGIN' CAJUN
SAMUEL ADAMS STEAMPOT
THE ORLEANS
OLD BAY® STEAMPOT
NEW THE DIABLO STEAMPOT
NEW THE KJ STEAMPOT
THE BEAN TOWN BAKE
OR SHARE SOME
SUNSET FIRE-GRILLED FOR 2
JOE'S CLASSIC STEAMPOT FOR 2
SPICE UP THE CLASSIC
SUNSET FIRE-GRILLED
JOE'S CLASSIC STEAMPOT
JOE'S
AB SHACK
LOVE.
& CRABS.

        You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        Until                        , 2011 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

MARKET DATA AND FORECASTS

        Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications such as KNAPP-TRACK™ and Technomic, Inc., as well as our own estimates and research. KNAPP-TRACK™ is a monthly sales and guest count tracking service for the chain dinner house/theme restaurant market in the United States. Each monthly KNAPP-TRACK™ report aggregates the change in comparable restaurant sales and guest counts compared to the same month in the preceding year from the competitive set of participants in the chain dinner house/theme restaurant market and provides an average to which we can compare our results. The competitive set of participants for each KNAPP-TRACK™ report is comprised of approximately 50 casual dining restaurant brands and typically includes restaurants such as Applebee's, T.G.I. Friday's, Outback Steakhouse and Red Lobster. We and other restaurants benchmark our performance against the data included in the monthly KNAPP-TRACK™ report. Technomic, Inc. is a leading restaurant industry consulting and researching firm.

        Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our behalf, and none of the sources cited in this prospectus have consented to the inclusion of any data from its reports, nor have we sought consent from any of them.

TRADEMARKS AND TRADENAMES

        This prospectus includes our trademarks, such as Joe's Crab Shack® and the design, our stylized logos set forth on the cover and back pages of this prospectus and Brick House Tavern + Tap® and the design, which are protected under applicable intellectual property laws and are the property of Ignite Restaurant Group, Inc. or its subsidiaries. Solely for convenience, trademarks, service marks and tradenames referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and tradenames. This prospectus may also contain trademarks, service marks, tradenames and copyrights of other companies, which are the property of their respective owners.

ABOUT THIS PROSPECTUS

        Except where the context otherwise requires or where otherwise indicated, the terms "Ignite," "we," "us," "our," "our company" and "our business" refer to Ignite Restaurant Group, Inc. and its consolidated subsidiaries. The term "Joe's" refers to Joe's Crab Shack and "Brick House" refers to Brick House Tavern + Tap.

        The term "selling stockholders" refers to JCS Holdings, LLC, our parent company, with respect to the sale of                 shares of common stock in this public offering and refers to the holders of our common stock that receive such common stock in the liquidation and distribution of JCS Holdings, LLC immediately following this public offering with respect to the sale of                additional shares of the selling stockholders upon any exercise of the over-allotment option described herein. See "Prospectus Summary—Company History and Information" for more information on the liquidation and distribution of JCS Holdings, LLC and "Principal and Selling Stockholders" for more information on our beneficial ownership following the liquidation and distribution.

        Throughout this prospectus, we provide a number of key performance indicators used by management and typically used by our competitors in the restaurant industry. These key performance indicators are discussed in more detail in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators." In this prospectus we

ii

also reference Adjusted EBITDA and restaurant-level profit margin, which are both non-GAAP financial measures. See "Prospectus Summary—Summary Historical Consolidated Financial and Operating Data" for a discussion of Adjusted EBITDA and restaurant-level profit margin, as well as a reconciliation of those measures to the most directly comparable financial measure required by, or presented in accordance with, generally accepted accounting principles in the United States, or U.S. GAAP.

        Our fiscal year ends on the Monday closest to December 31 of each year. Our most recent fiscal year ended on January 3, 2011. Fiscal year 2010 was a 53-week year, while fiscal years 2009 and 2008 were 52-week years. The first three quarters of our fiscal year consist of 12 weeks and our fourth quarter consists of 16 weeks for 52-week fiscal years and 17 weeks for 53-week fiscal years.

iii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding our company, the common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should also carefully consider, among other things, the matters discussed in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements. For more information, see "Forward-Looking Statements."

Our Company

        Ignite Restaurant Group, Inc. operates two restaurant businesses, Joe's Crab Shack and Brick House Tavern + Tap. Each of our restaurant businesses offers a variety of high-quality food in a distinctive, casual, high-energy atmosphere. Joe's Crab Shack and Brick House Tavern + Tap operate in a diverse set of markets across the United States.

        Our comparable restaurant sales have increased for 12 consecutive fiscal quarters and outperformed the KNAPP-TRACK™ report of casual dining restaurants, which is comprised of approximately 50 casual dining restaurant brands, over the same period of time. We have grown our comparable restaurant sales by 17.0% on a cumulative basis over the last three fiscal years. During the twenty-four weeks ended June 20, 2011, our comparable restaurant sales increased by 7.6% over the comparable period in our prior fiscal year.

        Over the last three fiscal years ended January 3, 2011, we opened 14 new restaurants, closed seven restaurants and converted three Joe's Crab Shack restaurants to Brick House restaurants, which resulted in a net total of seven new restaurants. We have opened nine new restaurants in fiscal year 2011 (as of August 31, 2011). Total revenues and Adjusted EBITDA (a non-GAAP financial measure) have improved at compounded annual growth rates of 13.4% and 39.8%, respectively, over the last three fiscal years ended January 3, 2011. Over the same period, our total revenues increased from $273.4 million to $351.3 million, net income increased from a net loss of $3.2 million to net income of $11.6 million and Adjusted EBITDA increased from $20.3 million to $39.7 million.

        As of August 31, 2011, we owned and operated 135 restaurants in 32 states.

Joe's Crab Shack

        Joe's Crab Shack, founded in 1991, is an established, national chain of casual seafood restaurants. Joe's serves a variety of high-quality seafood items, with an emphasis on crab. Joe's is a high-energy, family-friendly restaurant that encourages guests to "roll up your sleeves and crack into some crab."

        Crab is deliberately placed center stage as a defining item to the Joe's experience. Joe's Steampot and Crab in a Bucket offerings allow guests to choose between three varieties of crabs (Snow, Dungeness and King). Our Steampots are overflowing with generous portions of crab, other seafood, red potatoes, a fresh ear of corn and sausage, combined with a complementary set of savory seasonings. Our Crab in a Bucket entrées allow guests to pair their favorite crab selection with several distinctive preparations ranging from BBQ to Chesapeake Style or Garlic Herb. Joe's also leverages its crab-forward menu with other craveable crab items, including Made-From-Scratch Crab Cakes, Crab Nachos and Crazy-Good Crab Dip. In addition to our core crab-focused menu, Joe's also offers a broad range of entrées featuring a variety of seafood, including the Get Stuffed Snapper, Surf 'N Turf Burger and Shrimp Trio, as well as a wide range of traditional seafood entrées like the Fisherman's Platter. Joe's also offers several "out of water" options such as Pan Fried Cheesy Chicken and Ribeye Steak.

        Many Joe's Crab Shack restaurants are located on waterfront property, and most locations offer outdoor patio seating and a children's playground. Joe's restaurants perform well in targeted markets with high population density and a propensity for seafood, as well as "destination" markets with national and regional tourist attractions, both of which are key characteristics of our new site selection strategy. Joe's Crab Shack restaurants are largely free-standing and average 8,000 square feet with over 200 seats.

        We continuously seek to innovate our menu offerings. For example, we have dramatically shifted the menu mix at Joe's to focus on entrées featuring crab over the last three fiscal years. As a result of this strategy, the percentage of entrées at Joe's featuring crab increased from approximately 20% to 41% of total food revenues over the last three fiscal years. We believe this mix shift has contributed to increases in guest satisfaction, comparable restaurant sales and restaurant-level profit. For the fiscal year ended January 3, 2011, our average check was $22.00, lunch and dinner represented 28% and 72% of revenue, respectively, and our revenues were comprised of 84% food, 14% alcohol and 2% retail merchandise.

Brick House Tavern + Tap

        Brick House Tavern + Tap, founded in 2008, is a casual restaurant business that provides guests a differentiated "gastro pub" experience by offering a distinctive blend of menu items in a polished setting. Brick House seeks to strike a balance between providing guests with an elevated experience while also appealing to "every-man, every-day." Brick House was recently listed as the #1 "up and comer" full-service, varied-menu restaurant business by Technomic, a leading restaurant industry consulting and research firm.

        Brick House offers guests a broad selection of high-quality, chef-inspired, contemporary tavern food and other American fare. Menu items include handcrafted appetizers such as Deviled Eggs, Meatloaf Sliders and Fried Stuffed Olives. In addition, Brick House's Brick Burgers, including the Gun Show Burger and the Red Chili Burger, offer guests a distinct take on the traditional burger. Brick House further enhances its burger offerings through its most popular burger, The Kobe, which is hand-formed from high-quality American Wagyu beef. Guests can also choose from a broad selection of homemade entrées such as Drunken Chops, BBQ Baby Backs and Chicken & Waffles, which are among our most popular items. In addition, Brick House features a diverse beverage selection highlighted by over 70 varieties of beer, including local microbrews and distinctive imports, a tap-at-your-table Beer Bong and a hand-pulled Cask Beer Engine. All Brick House restaurants have a full bar that supports a variety of liquor drinks, wine and beer cocktails like the Shandy and Bee Sting, as well as specialty cocktails like the Dark & Stormy, Jameson Pickleback and St. Bubbles.

        The interior design of Brick House Tavern + Tap consists of diverse seating and gathering areas where guests can select multiple ways to enjoy their experience. In addition to a traditional dining room and bar area, Brick House also offers large communal tables and a section of leather recliners positioned in front of large HD TVs, where guests receive their own TV tray for dining. Each restaurant has a state-of-the-art entertainment package and provides guests with a clear line of sight to at least two HD TVs from every seat, making Brick House restaurants an ideal gathering place for sports enthusiasts. Outdoor seating is also available on the patio or around an open fire pit at nearly all locations. Both food and beverages are served by an energetic all-female service staff.

        For fiscal year ended January 3, 2011, the daypart mix at Brick House Tavern + Tap was 21% lunch, 25% afternoon, 36% dinner and 18% late night and our revenues were comprised of 50% food and 50% alcohol. Our entreés ranged in price from $7.50 to $20.00.

Our Business Strengths

        We are focused on developing brands that have category leading and defendable positions within the casual dining segment. As a result, our core business strengths include the following:

        Highly Differentiated Restaurant Brands.    Our restaurants strive to provide a unique guest experience in a "come-as-you-are," upbeat and inviting restaurant environment. Both Joe's Crab Shack and Brick House Tavern + Tap are distinctively positioned restaurant brands, designed to have unique guest appeal. Joe's Crab Shack is a leading casual seafood brand that offers more than just a meal—a visit to Joe's is an event for the whole family, a night out. We provide a memorable, shareable "crab-cracking experience" where guests can roll up their sleeves and "break out of their shell" in a vacation-themed environment that offers an escape from the everyday. Brick House Tavern + Tap offers a comfortable, modern setting where guests can gather and share their passion for elevated, all-American food and beer. Each brand features food offerings and an atmosphere that attracts a diverse group of guests.

        Authentic and Unique Menu Offerings.    We offer high-quality, authentic seafood at Joe's Crab Shack and trend-forward, chef-inspired, contemporary tavern food and other American fare at Brick House Tavern + Tap. Signature dishes at both brands feature craveable flavor profiles. Food menus are complemented by an assortment of beverages and distinctive cocktails, including Joe's Shark Bite and Brick House's tap-at-your-table Beer Bongs. Our culinary and beverage teams develop recipes and menu offerings for both Joe's and Brick House to ensure that all items feature distinctive twists on classic items, as well as items exclusive to each brand.

        Memorable Guest Service.    Our servers are friendly, attentive and responsive to the needs of our guests. In addition, our servers strive to provide guests an unforgettable dining experience. Joe's staff creates a fun-loving atmosphere through energetic and interactive dancing, while the staff at Brick House is focused on entertaining and providing hospitable and personal service to guests. We achieve this through experienced restaurant management teams that implement training programs specific to the menu and culture of each brand. We believe our distinctive guest service models provide an additional layer of brand differentiation.

        Attractive Unit Economics.    We have successfully increased our restaurant average unit volumes at a compounded annual growth rate of 9.3%, from $2.4 million in fiscal year 2008 to $2.8 million in fiscal year 2010. Over the same period of time, we have increased our restaurant-level profit margin (a non-GAAP financial measure) by 410 basis points from 12.6% to 16.7%. We are targeting average unit volumes and restaurant-level profit margins for new locations to exceed system-wide fiscal year 2010 levels.

        Experienced Management Team.    Our experienced team of industry veterans has an average of 19 years of experience with restaurant companies such as T.G.I. Friday's, Darden, Applebee's, Yum! Brands, Landry's and Sbarro. Our management team is led by Raymond A. Blanchette, III, our President and Chief Executive Officer, who joined us in 2007. Mr. Blanchette was a former President for Pick Up Stix and Executive Director of International Business at T.G.I. Friday's, both are brands operated by Carlson Restaurants Worldwide. Within twelve months of his arrival, Mr. Blanchette transformed our leadership team by recruiting five highly experienced restaurant executives. Despite a difficult economic environment, we have achieved 12 consecutive fiscal quarters of comparable restaurant sales growth, expanded our geographic footprint and improved our financial performance. From fiscal year 2008 to fiscal year 2010, we increased net income from a net loss of $3.2 million to net income of $11.6 million and increased Adjusted EBITDA from $20.3 million to $39.7 million. The experience of our management team has allowed us to transform Joe's Crab Shack into a market leader while simultaneously developing and launching Brick House Tavern + Tap.

Our Strategy

        Our strategies include the following:

        Disciplined New Restaurant Growth.    We believe there are meaningful opportunities to grow the number of restaurants of both Joe's Crab Shack and Brick House Tavern + Tap. We seek to maximize free cash flow for reinvestment into new restaurants at attractive returns. For both brands, we target new restaurant cash-on-cash returns, which we define as restaurant-level profit per store divided by total build-out cost and pre-opening costs, to exceed 25%.

  •
  Joe's Crab Shack.  We target steady state new restaurant average unit volumes of approximately $3.9 million for Joe's Crab Shack. Joe's has a narrowly defined new restaurant development strategy that predominantly targets (i) specific geographies with high population density and a propensity for seafood and (ii) locations in close proximity to regional and national tourist attractions. Twenty two of our twenty five top performing Joe's restaurants meet one or both of these criteria and generated average unit volumes of $4.4 million in fiscal year 2010. In fiscal year 2010, we developed a new restaurant prototype for Joe's Crab Shack, which has given Joe's a polished look and feel while maintaining the authentic crab shack ambiance. As of August 31, 2011, we have successfully opened seven new restaurants using this new prototype and development strategy.

  •
  Brick House Tavern + Tap.  We target steady state new restaurant average unit volumes of approximately $3.2 million for Brick House Tavern + Tap. We believe Brick House has significant growth potential and intend to focus future development in the top 50 designated market areas across the country. We initially opened a limited number of Brick House restaurants across a broad range of geographies with the intent of optimizing the brand prior to a continued build out. We are currently in the process of integrating key insights into our future new restaurant rollout plans.

        Target plans for openings across both brands include 14 restaurants in fiscal year 2011, of which ten are Joe's and four are Brick House. For fiscal year 2012, we target opening 11 to 13 new restaurants, the vast majority of which will be new Joe's restaurants. We expect that our new restaurant growth will continue to be substantially weighted towards new Joe's restaurants for the foreseeable future.

        Comparable Restaurant Sales Growth.    We believe the following strategies have contributed to our successful growth and will allow us to generate comparable restaurant sales growth in the future:

  •
  Continuous Menu Innovation.  We believe menu innovation is a critical factor in building guest loyalty and frequency. Both Joe's Crab Shack and Brick House Tavern + Tap have signature food and beverage offerings and a tradition of consistent menu innovation. New menu items are typically introduced at both brands twice a year and we test new menu items in restaurants across several diverse geographies before they are introduced into the broader base of restaurants. We have successfully introduced new and innovative items at both brands with such recent additions as the Skillet Paella and Mason Jars at Joe's Crab Shack and Fried Stuffed Olives and Chicken & Waffles at Brick House Tavern + Tap. We plan to continue our tradition of menu innovation in the future.

  •
  Marketing our Restaurant Brands.  We believe that our marketing strategies will continue to increase brand awareness while driving new guest trial and repeat guest visits. In June 2007, we changed our marketing strategy for Joe's Crab Shack by developing a long-term marketing plan supported by quantitative analysis that is designed to increase comparable restaurant sales and guest count, as well as build the brand for the future. We also moved to a national cable platform, which provides television advertising reach to the Joe's restaurants that were previously outside of the spot/local television markets and previews the Joe's Crab Shack brand in new development markets. These national marketing efforts are complemented by a combination of local marketing programs and social media. Brick House Tavern + Tap is primarily marketed through local marketing and social media outlets. We also promote both brands using other in-restaurant sales initiatives, which are typically focused on products and are not price point promotions.

  •
  Driving Guest Satisfaction.  We believe our focus on menu innovation and guest service has contributed to Joe's Crab Shack's overall guest satisfaction score improving by over 1,400 basis points since we began measuring guest satisfaction through a third party vendor in August 2008. At Joe's Crab Shack, we use this third party research consisting of feedback from more than 40,000 guests, to develop operational initiatives, which we expect will continue to deliver high levels of guest satisfaction. We are in the process of implementing a similar program at Brick House Tavern + Tap. We believe improving guest satisfaction will continue to build loyalty and lead to increased sales from our guests.

        Leverage our Scale to Enhance our Profitability.    We believe we have a scalable infrastructure and can continue to expand our margins as we execute our strategy. While both brands have independent field operations, we use our shared services platform to handle many of the administrative functions for both brands. This leverageable structure should further our ability to enhance our profitability as we grow.

Our Principal Stockholders

        Following completion of this offering, J.H. Whitney VI, L.P., or "J.H. Whitney VI," an affiliate of J.H. Whitney Capital Partners, LLC, or "J.H. Whitney," will own approximately        % of our outstanding common stock, or        % if the underwriters' option to purchase additional shares is fully exercised. See footnote 5 to our unaudited pro forma condensed consolidated statement of operations on page 49. As a result, J.H. Whitney VI will be able to have a significant effect relating to votes over fundamental and significant corporate matters and transactions. See "Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock."

        J.H. Whitney is a Connecticut-based private equity firm whose affiliated investment funds have current investments and remaining committed capital totaling $1.7 billion. J.H. Whitney focuses on investing in small and middle market companies with strong growth prospects in a number of industries.

Company History and Information

        The first Joe's Crab Shack was opened in Houston, Texas in 1991. Landry's Restaurants, Inc., or "Landry's," acquired Joe's Crab Shack in 1994. On October 13, 2006, in connection with the purchase by JCS Holdings, LLC, an entity controlled by J.H. Whitney VI, of 120 Joe's Crab Shack restaurants from Landry's, which we refer to as the "Landry Acquisition," we changed our name to Joe's Crab Shack Holdings, Inc. In 2008, we developed our second brand, Brick House Tavern + Tap. With the addition of the Brick House brand, on July 7, 2009, we changed our name to Ignite Restaurant Group, Inc.

        In connection with, and immediately prior to the completion of this public offering, Ignite Restaurant Group, Inc. will effect a          -for-1 stock split of our common stock. The stock split will result in                   shares of common stock outstanding immediately after the stock split, all of which will be held by JCS Holdings, LLC, our parent company. Immediately after completion of this public offering, JCS Holdings, LLC will liquidate and distribute the shares of our common stock then held by it and/or the cash proceeds received in this public offering to the holders of its Series A preferred units and its common units in accordance with the provisions then in effect of the Third Amended and Restated Limited Liability Company Agreement of JCS Holdings, LLC, which we refer to as the Parent LLC Agreement. In addition, following this public offering, we will issue restricted shares of our common stock to members of our management and independent directors who held unvested common units in JCS Holdings, LLC as a replacement for such unvested common units, which will be subject to substantially identical vesting conditions as the unvested common units. The number of restricted shares of our common stock issued will be based on the ratio of unvested common units to vested common units multiplied by the number of our shares of our common stock received in the liquidation of our parent company. See footnote 5 to our unaudited pro forma condensed consolidated statement of operations for additional details relating to the number of restricted shares to be issued as a replacement for unvested common units on page 49.

        Immediately following completion of this public offering, the distribution described above and the issuance of restricted shares of our common stock, shares of our common stock will be owned by (i) the entities and persons who purchase our common stock pursuant to this initial public offering and (ii) the entities and persons that owned or who were eligible to receive Series A preferred units and/or vested and unvested common units of JCS Holdings, LLC, which include J.H. Whitney VI and certain of our current and former officers, directors and employees.

        Our principal executive office is located at 9900 Westpark Drive, Suite 300, Houston, Texas 77063. Our telephone number is (713) 366-7500, and our website addresses are www.igniterestaurants.com, www.joescrabshack.com and www.brickhousetavernandtap.com. The information contained on our websites are not deemed to be, and you should not consider such information to be, part of this prospectus.

Risk Factors

        Investing in shares of our common stock involves a high degree of risk. You should consider the information under the caption "Risk Factors" beginning on page 15 of this prospectus in deciding whether to purchase the common stock in this offering. Risks relating to our business include, among others:

  •
  our ability to successfully maintain increases in our comparable restaurant sales, average weekly sales and average unit volumes;

  •
  our ability to successfully execute our growth strategy and open new restaurants that are profitable;

  •
  macroeconomic conditions;

  •
  our ability to compete with many other restaurants;

  •
  changes in food and supply costs, including the cost of crab;

  •
  our ability to expand Brick House;

  •
  concerns regarding food safety and food-borne illness;

  •
  changes in consumer preferences; and

  •
  our ability to develop and maintain our restaurant brands.

The Offering

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Common stock outstanding immediately after this offering	shares or shares, if the underwriters exercise their option to purchase additional shares from us and the selling stockholders.
Use of proceeds
We estimate that the proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $ million, assuming the shares offered by us are sold for $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from the sale of common stock by us in this offering, together with cash on hand, (i) to prepay a portion of our senior secured credit facility, (ii) to pay J.H. Whitney a fee in connection with the termination of the management agreement, and (iii) for other general corporate purposes. For additional information, see "Use of Proceeds" and "Certain Relationships and Related Party Transactions."
We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.
Principal stockholders
Upon completion of this offering, J.H. Whitney VI will own a controlling interest in us. We currently intend to avail ourselves of the "controlled company" exemption under the corporate governance rules of The NASDAQ Stock Market.
Dividend policy
We currently expect to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness; therefore, we do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by our existing credit agreements and may be further restricted by the terms of any of our future debt or preferred securities. For additional information, see "Dividend Policy."
Proposed symbol for trading on The NASDAQ Global Select Market	" "

        Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering:

  •
  assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated by-laws, which we will adopt prior to the completion of this offering;

  •
  gives effect to the stock split;

  •
  excludes             shares of our common stock reserved for future grants under our new equity compensation plan we intend to adopt in connection with this offering; and

  •
  assumes (i) no exercise by the underwriters of their option to purchase up to            additional shares from us and the selling stockholders and (ii) an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus.

        Immediately following this public offering, we will issue approximately                restricted shares of common stock to members of our management and independent directors who held unvested common units in JCS Holdings, LLC as a replacement for such unvested common units, which will be subject to substantially identical vesting conditions as the unvested common units. The exact number of restricted shares of our common stock to be issued will be calculated based upon the initial public offering price net of underwriting discounts and commissions. See footnote 5 to our unaudited pro forma condensed consolidated statement of operations for additional details relating to the number of restricted shares to be issued as a replacement for unvested common units on page 49.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table provides a summary of our historical and unaudited pro forma consolidated financial and operating data for the periods and as of the dates indicated. The summary historical consolidated financial and operating data presented below for the fiscal years ended December 29, 2008, December 28, 2009 and January 3, 2011 and selected balance sheet data presented below as of January 3, 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical consolidated financial data for the twenty-four weeks ended June 14, 2010 and June 20, 2011 and selected balance sheet data as of June 20, 2011 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The unaudited pro forma consolidated financial data for the year ended January 3, 2011 and for the twenty-four weeks ended June 20, 2011 have been derived from our historical financial statements for such year and period, which are included elsewhere in this prospectus, after giving effect to the transactions specified under "Unaudited Pro Forma Condensed Consolidated Financial Statements."

        Our fiscal year ends on the Monday nearest to December 31 of each year. Fiscal year 2010 was a 53-week year ended on January 3, 2011, while fiscal years 2009 and 2008 were 52-week years ended on December 28, 2009 and December 29, 2008, respectively.

        The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with "Risk Factors," "Selected Historical Consolidated Financial and Operating Data," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited consolidated financial statements and our unaudited condensed consolidated financial statements and each of their related notes included elsewhere in this prospectus.

	Fiscal Year Ended			Twenty-Four Weeks Ended
	December 29, 2008	December 28, 2009	January 3, 2011	June 14, 2010	June 20, 2011
	(in thousands)
Statement of Operations Data:
Revenues	$273,359	$307,801	$351,327	$160,407	$190,619
Restaurant operating costs
Cost of sales	80,573	89,845	103,981	47,244	59,523
Labor and benefits	80,604	87,920	98,162	45,446	52,546
Occupancy expenses	21,610	25,243	27,440	12,438	13,666
Other operating expenses	57,210	58,140	63,963	29,642	33,382
General and administrative	15,383	18,765	20,852	9,563	11,172
Depreciation and amortization	13,898	12,733	13,435	5,927	6,896
Pre-opening costs	779	1,323	3,844	1,367	1,886
Restaurant impairments and closures	680	15	909	98	37
Loss (gain) on disposal of property and equipment	84	1,017	2,797	(1)	(4)

Total costs and expenses	270,821	295,001	335,383	151,724	179,104

Income from operations	2,538	12,800	15,944	8,683	11,515
Interest expense, net	(5,659)	(3,867)	(3,936)	(1,767)	(4,655)
Gain on insurance settlements	—	1,192	944	172	—

(Loss) income before income taxes	(3,121)	10,125	12,952	7,088	6,860
Income tax expense	90	255	1,388	1,716	1,964

Net (loss) income	$(3,211)	$9,870	$11,564	$5,372	$4,896

	Fiscal Year Ended						Twenty-Four Weeks Ended
	December 29, 2008		December 28, 2009		January 3, 2011		June 14, 2010		June 20, 2011
	(dollars in thousands, except per share data)
Per Share Data:
Net (loss) income per share:
Basic	$		$		$		$		$
Diluted
Weighted average shares outstanding:
Basic
Diluted
Pro Forma Statement of Operations Data(1):
Pro forma net income					$				$
Pro forma net income per share:
Basic					$				$
Diluted					$				$
Pro forma weighted average shares outstanding:
Basic
Diluted
Selected Other Data:
Restaurants open at end of period		116		119		126		123		133
Change in comparable restaurant sales(2)		1.9%		9.5%		4.9%		4.1%		7.6%
Average weekly sales		$45		$51		$54		$55		$61
Average unit volumes		$2,354		$2,599		$2,810		$1,277		$1,444
Restaurant-level profit margin(3)		12.6%		15.5%		16.7%		16.3%		16.7%
EBITDA(4)		$16,436		$26,725		$30,323		$14,782		$18,411
Adjusted EBITDA(4)		$20,314		$30,276		$39,692		$17,376		$21,870
Adjusted EBITDA margin(5)		7.4%		9.8%		11.3%		10.8%		11.5%
Capital expenditures		$7,576		$18,348		$33,010		$11,606		$18,323

		June 20, 2011
	January 3, 2011	Actual	Pro Forma (6)(7)
	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$12,572	$13,697	$
Working capital (deficit)	(2,000)	(8,562)
Total assets	156,850	177,825
Total debt	34,833	119,272
Total stockholder's equity	$89,714	$14,916

(1)
Derived from our unaudited pro forma condensed consolidated statements of operations for the fiscal year ended January 3, 2011 and the twenty-four weeks ended June 20, 2011, which are included elsewhere in this prospectus. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

(2)
Our comparable restaurant base includes restaurants open for at least 104 weeks, or approximately 24 months. Change in comparable restaurant sales represents the change in period-over-period sales for the comparable restaurant base.

(3)
Restaurant-level profit margin represents revenues (x) less (i) licensing revenue not attributable to core restaurant operations, (ii) cost of sales, (iii) labor and benefits, (iv) occupancy expenses, and (v) other operating expenses (y) plus deferred rent (as described in footnote 4(a) below). Restaurant-level profit is a supplemental measure of operating performance of our restaurants that does not represent and should not be considered as an alternative to net income or revenues as determined by U.S. generally accepted accounting principles, or U.S. GAAP, and our calculation thereof may not be comparable to that reported by other companies. Restaurant-level profit has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Management believes restaurant-level profit is an important component of financial results because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses restaurant-level profit as a key metric to evaluate our financial performance compared with our competitors, to evaluate the profitability of incremental sales and to evaluate our performance across periods.

	Fiscal Year Ended			Twenty-Four Weeks Ended
	December 29, 2008	December 28, 2009	January 3, 2011	June 14, 2010	June 20, 2011
	(dollars in thousands)
Revenues	$273,359	$307,801	$351,327	$160,407	$190,619
Less: Licensing and other revenues	(64)	(89)	(373)	(78)	(249)
Restaurant sales(A)	$273,295	$307,712	$350,954	160,329	190,370
Restaurant operating costs
Cost of sales	80,573	89,845	103,981	47,244	59,523
Labor and benefits	80,604	87,920	98,162	45,446	52,546
Occupancy expenses	21,610	25,243	27,440	12,438	13,666
Other operating expenses	57,210	58,140	63,963	29,642	33,382
Deferred rent	(1,017)	(1,162)	(1,322)	(637)	(606)

Restaurant-level profit(B)	$34,315	$47,726	$58,730	$26,196	$31,859

Restaurant-level profit margin(B÷A)	12.6%	15.5%	16.7%	16.3%	16.7%
(4)
EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA further adjusts EBITDA to reflect the additions and eliminations described in the table below. EBITDA and Adjusted EBITDA are supplemental measures of operating performance that do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation thereof may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of the limitations are:

•
EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•
EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•
EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•
EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•
other companies in the restaurant industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Adjusted EBITDA only supplementally. We further believe that our presentation of these U.S. GAAP and non-GAAP financial measurements provide information that is useful to analysts and investors because they are important indicators of the strength of our operations and the performance of our core business.

As noted in the table below, Adjusted EBITDA includes adjustments for restaurant impairments and closures, gains and losses on disposal of property and equipment, gains on insurance settlements and pre-opening costs, among other items. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our restaurants and complicate comparisons of our internal operating results and operating results of other restaurant companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this offering, such as sponsor management fees. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day restaurant-level operations.

Management and our principal stockholder use EBITDA and Adjusted EBITDA:

•
as a measurement of operating performance because they assist us in comparing the operating performance of our restaurants on a consistent basis, as both remove the impact of items not directly resulting from our core operations;

•
for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•
to evaluate the performance and effectiveness of our operational strategies;

•
to evaluate our capacity to fund capital expenditures and expand our business; and

•
to calculate incentive compensation payments for our employees, including assessing performance under our annual incentive compensation plan.

In addition, this measurement is used by investors as a supplemental measure to evaluate the overall operating performance of companies in our industry. Management believes that investors' understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations from one period to the next and would ordinarily add back events that are not part of normal day-to-day operations of our business. By providing this non-GAAP financial measure, together with reconciliations, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives.

We also present Adjusted EBITDA because it is a measure which is used in calculating financial ratios in material debt covenants in our senior secured credit facility. As of June 20, 2011, we had $119.3 million of outstanding borrowings under the term loan and the ability to borrow up to an additional $23.6 million under the revolving credit facility. Failure to comply with our material debt covenants could cause an acceleration of outstanding amounts under the term loan and restrict us from borrowing amounts under the revolving credit facility to fund our future liquidity requirements. For the fiscal quarter ended June 20, 2011, we are required to maintain a fixed charge coverage ratio (ratio of free cash flow to fixed charges) of 1.40:1 and an effective leverage ratio (ratio of adjusted debt to Adjusted EBITDA plus cash rent expense) of less than 5.50:1. We believe that inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about how the covenants in those agreements operate. The material covenants in our senior secured credit facility are discussed further in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Adjusted EBITDA is calculated as follows:

	Fiscal Year Ended			Twenty-Four Weeks Ended
	December 29, 2008	December 28, 2009	January 3, 2011	June 14, 2010	June 20, 2011
	(in thousands)
Net (loss) income	$(3,211)	$9,870	$11,564	$5,372	$4,896
Income tax expense	90	255	1,388	1,716	1,964
Interest expense, net	5,659	3,867	3,936	1,767	4,655
Depreciation and amortization	13,898	12,733	13,435	5,927	6,896

EBITDA	$16,436	$26,725	$30,323	$14,782	$18,411

Adjustments:
Deferred rent(a)	1,017	1,162	1,322	637	606
Restaurant impairments and closures(b)	680	15	909	98	37
Loss (gain) on disposal of property and equipment(c)	84	1,017	2,797	(1)	(4)
Sponsor management fees(d)	1,112	1,120	1,139	526	545
Gain on insurance settlements(e)	—	(1,192)	(944)	(172)	—
Pre-opening costs(f)	779	1,323	3,844	1,367	1,886
Other expenses(g)	206	106	302	139	389

Adjusted EBITDA	$20,314	$30,276	$39,692	$17,376	$21,870

  (a)
  Deferred rent represents the non-cash rent expense calculated as the difference in U.S. GAAP rent expense in any year and amounts payable in cash under the leases during the year. In measuring our operational performance, we focus on our cash rent payments. See Note 2 to our audited consolidated financial statements for additional details.

  (b)
  Impairment charges were recorded in connection with the determination that the carrying value of certain of our restaurants exceeded their estimated fair value. Also consists of expenses incurred following the closure of restaurants. See Notes 2 and 3 to our audited consolidated financial statements for additional details.

  (c)
  Loss (gain) on disposal of property and equipment represents the net book value of property and equipment less proceeds received, if applicable, on assets abandoned or sold.

  (d)
  Sponsor management fees consist of fees and expenses paid to J.H. Whitney under the management services agreement, and compensation and expenses paid to certain members of the management committee of our parent company, JCS Holdings, LLC. We will terminate this agreement in connection with the completion of this offering. See "Certain Relationships and Related Party Transactions."

  (e)
  Gain on insurance settlements consists of proceeds in excess of the net book value of assets lost and related costs from property insurance claims at restaurants temporarily closed due to hurricane damage, flooding and/or foundational issues.

  (f)
  Pre-opening costs include expenses directly associated with the opening of new restaurants and are incurred prior to the opening of a new restaurant. See Note 2 to our audited consolidated financial statements for additional details.

  (g)
  Other expenses consists of costs related to abandoned new restaurant developments, fees payable to the agent under historic credit facilities, certain transitional general and administrative expenses, and expenses related to the modification of a sale-leaseback transaction.

(5)
Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to total revenues. We present Adjusted EBITDA margin because it is used by management as a performance measurement of Adjusted EBITDA generated from total revenues. See footnote 4 above for a discussion of Adjusted EBITDA as a non-GAAP measure and a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA.

(6)
The data included in the pro forma column in the selected balance sheet data table above has been derived from our unaudited pro forma condensed consolidated balance sheet, which is included elsewhere in this prospectus. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

(7)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets and total stockholders' equity by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, if we change the number of shares offered by us, the net proceeds we receive will increase or decrease by the increase or decrease in the number of shares sold, multiplied by the offering price per share, less the incremental estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before you purchase our common stock, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and accompanying notes. If any of the following risks actually occurs, our business, financial condition, results of operation or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

You should not rely on past increases in our comparable restaurant sales or our average unit volumes as an indication of our future results of operations because they may fluctuate significantly.

        A number of factors have historically affected, and will continue to affect, our comparable restaurant sales and average unit volumes, including, among other factors:

  •
  our ability to execute our business strategy effectively;

  •
  unusually strong initial sales performance by new restaurants;

  •
  competition;

  •
  consumer trends and confidence;

  •
  introduction of new menu items; and

  •
  regional and national macroeconomic conditions.

        Our comparable restaurant sales and average unit volumes may not increase at rates achieved over the past several fiscal years. Changes in our comparable restaurant sales and average unit volumes could cause the price of our common stock to fluctuate substantially.

If we fail to execute our growth strategy, which largely depends on our ability to open new restaurants that are profitable, our business could suffer.

        One of the key means of achieving our growth strategies will be through opening new restaurants and operating those restaurants on a profitable basis. We expect this to be the case for the foreseeable future. For fiscal year 2012, we target opening 11 to 13 new restaurants, the vast majority of which will be new Joe's restaurants, and expect that our new restaurant growth will continue to be substantially weighted towards new Joe's restaurants for the foreseeable future. Because of the economic downturn, there are fewer new developments, such as shopping centers, being constructed, which reduces the supply of new restaurant locations. As a result, competition for prime locations is intense and the prices commanded for such locations have remained high. There is no guarantee that a sufficient number of locations will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. Delays or failures in opening new restaurants, or achieving lower than expected sales in new restaurants, could materially adversely affect our growth strategy. Once we have identified suitable restaurant sites, our ability to open new restaurants successfully and on the development schedule we anticipate will also depend on numerous other factors, some of which are beyond our control, including, among other items, the following:

  •
  our ability to secure suitable new restaurant sites;

  •
  consumer acceptance of our new restaurants;

  •
  our ability to control construction and development costs of new restaurants;

  •
  our ability to negotiate suitable lease terms;

  •
  our ability to secure required governmental approvals and permits in a timely manner and any changes in local, state or federal laws and regulations that adversely affect our costs or ability to open new restaurants;

  •
  the cost and availability of capital to fund construction costs and pre-opening expenses; and

  •
  limitations under our current and future credit facilities.

        Although we target specified new restaurant average unit volumes, cash on cash returns and capital investment for both Joe's and Brick House, new restaurants may not meet these targets. Any restaurant we open may not be profitable or achieve operating results similar to those of our existing restaurants. We may not be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure, or be able to hire or retain the necessary management and operating personnel. Our existing restaurant management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel.

        There is also the potential that some of our new restaurants will be located near areas where we have existing restaurants, thereby reducing the revenues of such existing restaurants.

Macroeconomic conditions could adversely affect our ability to increase the sales and profits of existing restaurants or to open new restaurants.

        As in fiscal years 2009 and 2010, the United States may continue to suffer from a downturn in economic activity. Recessionary economic cycles, higher fuel and other energy costs, lower housing values, low consumer confidence, inflation, increases in commodity prices, higher interest rates, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect discretionary consumer spending could adversely affect our revenues and profit margins and make opening new restaurants more difficult. Our guests may have lower disposable income and reduce the frequency with which they dine out. This could result in reduced guest traffic, reduced average checks or limitations on the prices we can charge for our menu items, any of which could reduce our sales and profit margins. In addition, many of our Joe's Crab Shack restaurants are located in areas that we consider tourist or vacation destinations. Therefore, in those locations, we depend in large part on vacation travelers to frequent our Joe's Crab Shack restaurants, and such destinations typically experience a reduction in visitors during economic downturns, thereby reducing the potential guests that could visit our restaurants. Also, businesses in the shopping vicinity in which some of our restaurants are located may experience difficulty as a result of macroeconomic trends or cease to operate, which could, in turn, further negatively affect guest traffic at our restaurants. All of these factors could have a material adverse impact on our results of operations and growth strategy.

Our success depends on our ability to compete with many other restaurants.

        The restaurant industry is intensely competitive, and we compete with many well-established restaurant companies on the basis of taste of our menu items, price of products offered, guest service, atmosphere, location and overall guest experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant companies. Our Joe's Crab Shack restaurants compete against other casual seafood restaurants, including both national and regional chains and local seafood restaurants, as well as against casual dining restaurants that provide a different type of food. Our Brick House Tavern + Tap restaurants compete against casual restaurants in the bar and grill segment and restaurants in the casual dining segment.

        Some of our competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in the restaurant industry better than we can. Other competitors are local restaurants that in some cases have a loyal guest base and strong brand recognition within a particular market. As our competitors expand their operations or as new competitors enter the industry, we expect competition to intensify. Should our competitors increase their spending on advertising and promotions, we could experience a loss of guest traffic to our competitors. Also, if our advertising and promotions become less effective than those of our competitors, we could experience a material adverse effect on our results of operations. We also compete with other restaurant chains and other retail businesses for quality site locations, management and hourly employees.

Changes in food and supply costs, including the cost of crab, could adversely affect our results of operations.

        Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Operating margins for our restaurants are subject to changes in the price and availability of food commodities, including crab, shrimp, lobster and other seafood. In fiscal year 2010, Snow Crab, Dungeness Crab, King Crab and shrimp accounted for approximately 47% of our total food purchases. Any increase in food prices, particularly for these food items, could adversely affect our operating results. During the current fiscal year, we have experienced increases in crab pricing. The impact of some of these increases was partially offset by certain fixed priced supply contracts for hard shell crab during the first half of fiscal year 2011. We anticipate our food costs will increase over the balance of 2011. We believe that the cost of crab will remain high into 2012 before moderating towards mean historical prices. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as weather conditions (including hurricanes), oil spills, fisherman strikes, food safety concerns, costs of distribution, product recalls and government regulations. Furthermore, the introduction of or changes to tariffs on seafood, such as imported crab and shrimp or other food products, could increase our costs and possibly impact the supply of those products. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu items and prices, and a failure to do so could adversely affect our operating results. In addition, because our menu items are moderately priced, we may not seek to or be able to pass along price increases to our guests. If we adjust pricing there is no assurance that we will realize the full benefit of any adjustment due to changes in our guests' menu item selections and guest traffic.

Brick House is a newer and still evolving brand and our plans to expand Brick House may not be successful.

        While Joe's and Brick House are subject to the risks and uncertainties described herein, there is an enhanced level of risk and uncertainty related to the expansion of Brick House, our newer brand. While Brick House has grown to 17 locations since its founding in 2008, it is still evolving and has not yet proven its long-term growth potential. For example, only two Brick House restaurants have been open for more than eight full fiscal quarters, qualifying them for inclusion in our comparable restaurant base.

        Initially, we opened 17 Brick House restaurants across a broad range of geographies with the intent of optimizing the brand prior to a continued build out. We are currently in the process of integrating key insights into our new restaurant rollout plans. There can be no assurance that the enhancements we intend to implement as part of the brand optimization process will be successful or that additional new restaurant growth will occur. Brick House will be subject to the risks and uncertainties that accompany any emerging restaurant brand. If Brick House fails to expand and/or continue generating profits, our operating results could suffer.

Food safety and food-borne illness concerns may have an adverse effect on our business.

        Food safety is a top priority, and we dedicate substantial resources to ensure that our guests enjoy safe, quality food products. However, food-borne illnesses, such as salmonella, E. coli, hepatitis A, trichinosis or "mad cow disease," and food safety issues have occurred in the food industry in the past, and could occur in the future. In addition, publicity regarding certain illnesses and contaminations related to seafood, including high levels of mercury or other carcinogens, oil contaminations, vibrio vulnificus and the Norwalk virus could affect consumer preferences and the consumption of seafood. Any report or publicity linking us to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our brands and reputation as well as our revenues and profits. Even instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of our competitors could result in negative publicity about the food service industry or seafood restaurants generally and adversely impact our sales.

        Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple locations would be affected rather than a single restaurant. Although we inspect food products when they are delivered to us, we cannot assure that all food items are properly maintained during transport throughout the supply chain and that our employees will identify all products that may be spoiled and should not be used in our restaurants. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise, such as "mad cow disease," which could give rise to claims or allegations on a retroactive basis. In addition, our industry has long been subject to the threat of food tampering by suppliers, employees or guests, such as the addition of foreign objects in the food that we sell. Reports, whether or not true, of injuries caused by food tampering have in the past severely injured the reputations and brands of restaurant chains in the quick service restaurant segment and could affect us in the future as well. If our guests become ill from food-borne illnesses, we could also be forced to temporarily close some restaurants. Furthermore, any instances of food contamination, whether or not at our restaurants, could subject us or our suppliers to a food recall pursuant to the recently enacted the Food and Drug Administration Food Safety Modernization Act.

Changes in consumer preferences could harm our performance.

        Consumer preferences often change rapidly and without warning, moving from one trend to another among many product or retail concepts. We also depend on trends regarding away-from-home dining. Consumer preferences towards away-from-home dining or certain food products might shift as a result of, among other things, health concerns or dietary trends related to cholesterol, carbohydrate, fat and salt content of certain food items, including crab or other seafood items, in favor of foods that are perceived as more healthy. Our menu is currently comprised of crab and other menu items and a change in consumer preferences away from these offerings would have a material adverse effect on our business. Negative publicity over the health aspects of such food items may adversely affect demand for our menu items and could result in lower guest traffic, sales and results of operations.

If we fail to continue to develop and maintain our restaurant brands, our business could suffer.

        We believe that maintaining and developing our restaurant brands are critical to our success and our growth strategy, and that the importance of brand recognition is significant as a result of competitors offering products similar to our products. We have made significant marketing expenditures to create and maintain brand loyalty as well as to increase awareness of our brands. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase our future sales or implement our business strategy.

        Any incident that erodes consumer affinity for our brands could significantly reduce their respective values and damage our business. If guests perceive or experience a reduction in food quality, service or ambiance, or in any way believe we failed to deliver a consistently positive experience, our brand value could suffer and our business may be adversely affected.

        In addition, in connection with our acquisition by JCS Holdings, LLC, we granted a license to Landry's that allows Landry's to use certain of our intellectual property, including the Joe's Crab Shack name, to operate two Joe's Crab Shack restaurants. Although Landry's is required to adhere to certain minimum quality standards under the license, including with respect to menu, promotional materials and the specification and preparation of food and beverage items, we do not have operational control over the two restaurants. As a result, such Joe's Crab Shack restaurants owned and operated by Landry's may not be operated in a manner consistent with the standards we uphold at our restaurants. If such restaurants do not maintain operational standards consistent with the standards we demand of our restaurants, the image and brand reputation of Joe's Crab Shack may suffer and our business may be materially affected.

The impact of new restaurant openings could result in fluctuations in our financial performance.

        As discussed above, for fiscal year 2012, we target opening 11 to 13 new restaurants, the vast majority of which will be new Joe's restaurants. We expect that our new restaurant growth will continue to be substantially weighted towards new Joe's restaurants for the foreseeable future. New restaurants typically experience an adjustment period before sales levels and operating margins normalize. When our new restaurants open, they typically encounter startup costs, but also significant guest traffic and, therefore, high sales in their initial months. However, over time, these new restaurants may experience a decrease in guest traffic and sales compared to their opening months. Accordingly, sales achieved by new restaurants may not be indicative of future operating results. Also, due to the foregoing factors, results for any one fiscal quarter are not necessarily indicative of results to be expected for any other fiscal quarter or for a full fiscal year.

We rely heavily on certain vendors, suppliers and distributors, which could adversely affect our business.

        Our ability to maintain consistent price and quality throughout our restaurants depends in part upon our ability to acquire specified food products and supplies in sufficient quantities, especially with respect to shellfish such as crab. While our seafood offerings are generally caught from government regulated fisheries, crab and other fish are caught in the wild, which could cause volatility in supply. In some cases, we may have only one supplier or a limited number of suppliers for a particular food product. We cannot make assurances regarding the continued supply of our food items since we do not have control over the businesses of our suppliers. Furthermore, such food items are perishable, and we cannot assure that such items will be delivered by such third parties in appropriate condition for sale in our restaurants. In addition, we rely on one primary distributor to deliver products to our restaurants. If any of these vendors, our other suppliers or our distributor is unable to fulfill their obligations, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which would materially harm our business.

        In addition, we use various third-party vendors to provide, support and maintain most of our management information systems. We also outsource certain accounting, payroll and human resources functions to business process service providers. Such third-party vendors may not be able to handle the volume of activity or perform the quality of service necessary for our operations. The failure of such vendors to fulfill their support and maintenance obligations or service obligations could disrupt our operations. Furthermore, the outsourcing of certain of our business processes could negatively impact our internal control processes.

Approximately 45% of our restaurants are located in California, Texas and Florida and, as a result, we are sensitive to economic and other trends and developments in those States.

        As of August 31, 2011, 61 of our 135 restaurants were spread across California (13), Texas (34) and Florida (14). As a result, we are particularly susceptible to adverse trends and economic conditions in those States, including their labor markets. In addition, given our geographic concentration in these States, negative publicity regarding any of our restaurants in these States could have a material adverse effect on our business and operations, as could other occurrences in these regions such as local competitive changes, changes in consumer preferences, local strikes, new or revised laws or regulations, energy shortages or increases in energy prices, droughts, hurricanes, fires, floods or other natural disasters.

        In addition, many of our restaurants in Florida and California are located in areas that we consider tourist or vacation destinations. Therefore, we depend in large part on vacation travelers to frequent our restaurants in these locations. Any change in consumer preferences away from Florida and California as their choice of destination could have a material adverse effect on our business and results of operation.

Allergy concerns relating to crab and other shellfish items could affect consumer preferences and could negatively impact our results of operations.

        Many of our food items contain crab or other shellfish items. In recent years, there has been negative publicity concerning, shellfish and other food allergies. This negative publicity, as well as any other negative publicity concerning food products we serve, may adversely impact demand for our food and could result in a decrease in guest traffic to our restaurants. Owing to the severe nature of certain shellfish allergies, shellfish have recently been identified by the U.S. Food and Drug Administration as a significant allergen. The introduction of seafood and shellfish labeling regulations to the restaurant industry could cause us to modify the operations or atmosphere of our restaurants, which could adversely affect our business and brand differentiation.

Health concerns arising from outbreaks of viruses may have a material adverse effect on our business.

        The United States and other countries have experienced, and may experience in the future, outbreaks of viruses, such as H1N1, avian influenza, SARS and various other forms of influenza. To the extent that a virus is transmitted by human-to-human contact, our employees or guests could become infected, or could choose to, or be advised to avoid gathering in public places and avoid eating in restaurant establishments, which could adversely affect our business.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

        We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our restaurants. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. While we utilize our personnel, as well as a variety of hardware and software, to monitor our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

We may incur costs resulting from breaches of security of confidential guest information related to our electronic processing of credit and debit card transactions.

        The majority of our restaurant sales are by credit or debit cards. Other retailers have experienced security breaches in which credit and debit card information has been stolen. Although we use secure private networks to transmit confidential information, third parties may have the technology or know-how to breach the security of the guest information transmitted in connection with credit and debit card sales, and our security measures and those of technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person is able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our operations. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse impact on our financial condition, results of operations and cash flows. Further, adverse publicity resulting from these allegations could significantly harm our reputation and may have a material adverse effect on us and our restaurants.

We depend upon our executive officers and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

        We believe that we have benefited substantially from the leadership and experience of our executive officers, including our President and Chief Executive Officer, Raymond A. Blanchette, III, and our Senior Vice President and Chief Financial Officer, Jeffrey L. Rager. The loss of the services of any of our executive officers could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis. In addition, any such departure could be viewed in a negative light by investors and analysts, which could cause our common stock price to decline. As our business expands, our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified executive-level personnel. Our inability to attract and retain qualified executive officers in the future could impair our growth and harm our business.

We are dependent on attracting and retaining qualified employees while also controlling labor costs.

        We are dependent upon the availability of qualified restaurant personnel. Our future performance will depend on our ability to attract, motivate and retain our chief operating officers, regional vice presidents, directors of operations and restaurant-level managers. Competition for these employees is intense. The loss of the services of members of our restaurant management team or the inability to attract additional qualified personnel as needed could materially harm our business.

        In addition, availability of staff varies widely from restaurant to restaurant. In fiscal year 2010, our turnover for restaurant managers at Joe's Crab Shack was 20% and 29% at Brick House. In fiscal year 2010, our hourly restaurant employee turnover at our comparable restaurants was 103%. If restaurant management and staff turnover trends increase, we could suffer higher direct costs associated with recruiting, training and retaining replacement personnel. Moreover, we could suffer from significant indirect costs, including restaurant disruptions due to management changeover and potential delays in new restaurant openings or adverse guest reactions to inadequate guest service levels due to staff shortages. Competition for qualified employees may exert upward pressure on wages paid to attract such personnel, resulting in higher labor costs, together with greater recruitment and training expense.

        We must comply with the Fair Labor Standards Act and various federal and state laws governing employment matters, such as minimum wage, tip credit allowance, overtime pay practices, child labor laws and other working conditions and citizenship requirements. Federal, state and municipal laws may also require us to provide new or increased levels of employee benefits to our employees, many of whom are not currently eligible for such benefits. Many of our employees are hourly workers whose wages are likely to be affected by an increase in the federal or state minimum wage or changes to the tip credit allowance. Proposals have been made, and continue to be made, at federal and state levels to increase minimum wage levels, including changes to the tip credit allowance. An increase in the minimum wage or a change in the tip credit allowance may require an increase or create pressure to increase the pay scale for our employees. In addition, while we take certain measures to operate our restaurants in strict compliance with federal immigration regulations and the requirements of certain states, some of our employees, especially given the location of many of our restaurants, may fail to meet federal work authorization or residency requirements, which could result in disruptions in our work force, sanctions against us and adverse publicity. A shortage in the labor pool or other general inflationary pressures or changes could also increase our labor costs. A shortage in the labor pool could also cause our restaurants to be required to operate with reduced staff, which could negatively impact our ability to provide adequate service levels to our guests.

        Among the federal laws with which we must comply is the National Labor Relations Act that applies to the election by employees to be represented by a labor organization for purposes of collective bargaining over wages, hours, working conditions and terms and conditions of employment. Currently, none of our employees are represented by labor organizations for these purposes. However, potential union representation and collectively bargaining agreements may result in increased labor costs that can have an impact on competitiveness. Labor disputes, as well, may precipitate strikes and picketing that may have an impact on business, including guest patronage and supplier deliveries.

Our existing senior secured credit facilities contain financial covenants, negative covenants and other restrictions and failure to comply with these requirements could cause the related indebtedness to become due and payable and limit our ability to incur additional debt.

        The lenders' obligation to extend credit under our existing senior secured credit facilities depends upon our maintaining certain financial covenants. In particular, our senior secured credit facilities require us to maintain a minimum consolidated fixed charge coverage ratio, a maximum consolidated leverage ratio, and limit our capital expenditures to specified levels. Failure to maintain these ratios and comply with capital expenditure limitations could result in an acceleration of outstanding amounts under the term loan and restrict us from borrowing amounts under the revolving credit facility to fund our future liquidity requirements. In addition, our credit facilities contain certain negative covenants, which, among other things, limit our ability to:

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  incur additional indebtedness;

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  enter into new leases;

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  pay dividends and make other restrictive payments beyond specified levels;

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  create or permit liens;

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  dispose of certain assets;

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  make certain investments;

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  engage in certain transactions with affiliates; and

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  consolidate, merge or transfer all or substantially all of our assets.

        Our ability to make scheduled payments and comply with financial covenants will depend on our operating and financial performance, which in turn, is subject to prevailing economic conditions and to other financial, business and other factors beyond our control described herein.

We may need additional capital in the future, and it may not be available on acceptable terms.

        The development of our business may require significant additional capital in the future to fund our operations and growth, among other activities. We have historically relied upon cash generated by our operations to fund our expansion. In the future, we intend to rely on funds from operations and, if necessary, our senior secured credit facility. We may also need to access the debt and equity capital markets. There can be no assurance, however, that these sources of financing will be available on acceptable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance, investor sentiment and our ability to incur additional debt in compliance with agreements governing our then-outstanding debt. These factors may make the timing, amount, terms or conditions of additional financings unattractive to us. If we are unable to generate sufficient funds from operations or raise additional capital, our growth could be impeded.

        Assuming that the amount of net proceeds that we receive from this offering is $            and after giving effect to our intended use of proceeds as described in "Use of Proceeds," as of June 20, 2011, we would have had approximately $             million of total indebtedness outstanding, consisting of (i) a $               million term loan facility due on March 24, 2016 and (ii) $                 million outstanding in letters of credit. We have no outstanding borrowings under our $25.0 million revolving credit facility, which matures on March 24, 2016. Our obligations and the guarantees under the senior secured credit facility are secured by all of our assets. We may not be able to refinance our indebtedness prior to or at its maturity on acceptable terms or at all.

Legal complaints or litigation may hurt us.

        Occasionally, restaurant guests and/or employees file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. We could also become subject to class action lawsuits related to these matters in the future. In recent years, a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace conditions, employment and similar matters. A number of these industry lawsuits have resulted in the payment of substantial damages by defendants. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests.

        Regardless, however, of whether any claim brought against us in the future is valid or whether we are liable, such a claim would be expensive to defend and may divert time, money and other valuable resources away from our operations and, thereby, hurt our business.

        We are subject to state and local "dram shop" statutes, which may subject us to uninsured liabilities. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. In the past, after allegedly consuming alcoholic beverages at our restaurants, there have been isolated instances where certain individuals have been killed or injured or have killed or injured third parties. Because a plaintiff may seek punitive damages, which may not be fully covered by insurance, this type of action could have an adverse impact on our financial condition and results of operations. A judgment in such an action significantly in excess of our insurance coverage could adversely affect our financial condition, results of operations or cash flows. Further, adverse publicity resulting from any such allegations may adversely affect us and our restaurants taken as a whole.

Brick House currently employs an all-female service staff which could subject our business to litigation.

        Brick House guests are served by an all-female staff. Although Title VII of the Civil Rights Act of 1964 would typically prohibit the employment of a female only service staff, we rely on an established exception to Title VII, known as the "bona fide occupational qualification" defense or "BFOQ" defense. The BFOQ defense permits the hiring of a female only service staff when it is reasonably necessary to the normal operation of the business. We believe that Brick House qualifies for this defense. However, in the past, courts have narrowly interpreted the BFOQ defense and there is no guarantee that we would qualify for the BFOQ defense if the matter was adjudicated. If a plaintiff brought a claim for discrimination under Title VII, which may include a class action suit, we may be required to change our business model away from an all-female service model and our results of operations could be adversely affected.

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of our liquor and food service licenses and, thereby, harm our business.

        The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals could adversely affect our operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would adversely affect our business.

        In fiscal year 2010, approximately 14% of Joe's Crab Shack revenues and 50% of Brick House Tavern + Tap revenues were attributable to the sale of alcoholic beverages, and our alcoholic beverage sales may increase in the future. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license or permit to sell alcoholic beverages on-premises and to provide service for extended hours and on Sundays. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. In the past, we have been subject to fines for violations of alcoholic beverage control regulations. Any future failure to comply with these regulations and obtain or retain liquor licenses could adversely affect our results of operations and overall financial condition.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

        The restaurant industry is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation and those relating to building and zoning requirements and those relating to the preparation and sale of food. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards and liquor licenses, federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986 and applicable requirements concerning the minimum wage, overtime, family leave, tip credits, working conditions, safety standards, immigration status, unemployment tax rates, workers' compensation rates and state and local payroll taxes), federal and state laws which prohibit discrimination and other laws regulating the design and operation of facilities, such as the Americans With Disabilities Act of 1990, or the ADA.

        In March 2010, the United States federal government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates that began in 2010 and extend through 2020, and many of the changes require additional guidance from government agencies or federal regulations. To date, we have not experienced material costs related to such legislation. However, due to the phased-in nature of the implementation and the lack of interpretive guidance, it is difficult to determine at this time what impact the health care reform legislation will have on our financial results. Possible adverse effects could include increased costs, exposure to expanded liability and requirements for us to revise the ways in which we provide healthcare and other benefits to our employees.

        The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

New information or attitudes regarding diet and health could result in additional menu labeling laws and changes in regulations and consumer eating habits that could adversely affect our results of operations.

        Regulations and consumer eating habits may continue to change as a result of new information and attitudes regarding diet and health. These changes may include regulations that impact the ingredients and nutritional content of our menu items. The federal government as well as a number of states (including California), counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to make certain nutritional information available to guests (including caloric, sugar, sodium and fat content) or have enacted legislation prohibiting the sales of certain types of ingredients in restaurants. The success of our restaurant operations depends, in part, upon our ability to effectively respond to changes in consumer health and disclosure regulations and to adapt our menu offerings to fit the dietary needs and eating habits of our guests without sacrificing flavor. If consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items. To the extent we are unable to respond with appropriate changes to our menu offerings, it could materially affect guest traffic and our results of operations. Furthermore, a change in our menu could result in a decrease in guest traffic.

We have recorded impairment charges in past periods and may record additional impairment charges in future periods.

        We periodically evaluate possible impairment at the individual restaurant-level, and record an impairment loss whenever we determine impairment factors are present. We also periodically evaluate the criteria we use as an indication of restaurant impairment. We consider a history of restaurant operating losses to be a primary indicator of potential impairment for individual restaurant locations. A lack of improvement at restaurants we are monitoring, or deteriorating results at other restaurants, could result in additional impairment charges.

Our current insurance may not provide adequate levels of coverage against claims.

        We currently maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. In addition, we self-insure a significant portion of expected losses under our workers'

compensation, general liability and property insurance programs. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses could result in materially different amounts of expense under these programs, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

        Our registered trademarks and service marks include Joe's Crab Shack and the design, our stylized logos set forth on the cover and back pages of this prospectus and Brick House Tavern + Tap and the design, which are protected under applicable intellectual property laws. We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized use or imitation by others, which could harm our image, brand or competitive position. If we commence litigation to enforce our rights, we will incur significant legal fees.

        We cannot assure you that third parties will not claim infringement by us of their proprietary rights in the future. Any such claim, whether or not it has merit, could be time-consuming and distracting for executive management, result in costly litigation, cause changes to existing menu items or delays in introducing new menu items, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

        Our quarterly operating results may fluctuate significantly because of several factors, including:

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  the timing of new restaurant openings and related expense;

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  restaurant operating costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;

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  labor availability and costs for hourly and management personnel;

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  profitability of our restaurants, especially in new markets;

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  changes in interest rates;

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  increases and decreases in average unit volumes and comparable restaurant sales;

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  impairment of long-lived assets and any loss on restaurant closures;

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  macroeconomic conditions, both nationally and locally;

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  negative publicity relating to the consumption of seafood or other products we serve;

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  changes in consumer preferences and competitive conditions;

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  expansion to new markets;

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  increases in infrastructure costs; and

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  fluctuations in commodity prices.

        Our business is also subject to seasonal fluctuations. Our revenues are typically highest in the summer months (June, July and August) and lowest in the winter months (November, December and

January) especially with respect to Joe's Crab Shack restaurants. As a result, our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly as a result of seasonality and the factors discussed above. Accordingly, results for any one fiscal quarter are not necessarily indicative of results to be expected for any other fiscal quarter or for any fiscal year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

Significant adverse weather conditions and other disasters could negatively impact our results of operations.

        Adverse weather conditions and acts of god, such as regional winter storms, fires, floods, hurricanes, tropical storms and earthquakes, and other disasters, such as oil spills and nuclear meltdowns, could negatively impact our results of operations. In particular, a number of our restaurants are located in states which are particularly susceptible to hurricanes, tropical storms, flooding and earthquakes.

Any strategic transactions or initiatives that we consider in the future may have unanticipated consequences that could harm our business and our financial condition.

        From time to time, we evaluate potential mergers, acquisitions of restaurants joint ventures or other strategic initiatives to acquire or develop additional restaurant brands. To successfully execute any acquisition or development strategy, we will need to identify suitable acquisition or development candidates, negotiate acceptable acquisition or development terms and obtain appropriate financing. Any acquisition or future development that we pursue, whether or not successfully completed, may involve risks, including:

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  material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition or development as the restaurants are integrated into our operations;

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  risks associated with entering into new domestic markets or conducting operations where we have no or limited prior experience, including international markets;

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  risks inherent in accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates and newly developed restaurant brands, and our ability to achieve projected economic and operating synergies;

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  negative impacts on the reputation of our current brands; and

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  the diversion of management's attention from other business concerns.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the requirements applicable to public companies.

        Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, or the other rules and regulations of the Securities Exchange Commission, or the SEC, or any securities exchange relating to public companies. We are working with our legal and financial advisors and independent accountants to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that we will be required to incur in order to adequately prepare for being a public company could be material. Ongoing compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business. In addition, the changes we make may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

        In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Risks Related to This Offering and Ownership of Our Common Stock

Concentration of ownership by J.H. Whitney VI may prevent new investors from influencing significant corporate decisions.

        Upon consummation of this offering, J.H. Whitney VI will own, in the aggregate, approximately            % of our outstanding common stock. See "Principal and Selling Stockholders" for more information on our beneficial ownership. As a result, J.H. Whitney VI will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. We currently expect that, following this offering,                         of the            members of our board of directors will be principals of J.H. Whitney. J.H. Whitney VI can take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with J.H. Whitney VI may have an adverse effect on the price of our common stock. The interests of J.H. Whitney VI may not be consistent with your interests as a stockholder. After the lock-up period expires, J.H. Whitney VI will be able to transfer control of us to a third-party by transferring their common stock, which would not require the approval of our board of directors or our other stockholders.

        Our amended and restated certificate of incorporation will provide that the doctrine of corporate opportunity will not apply against J.H. Whitney, or any of our directors who are employees of or affiliated with J.H. Whitney, in a manner that would prohibit them from investing or participating in competing businesses. To the extent J.H. Whitney affiliated funds invest in such other businesses, they may have differing interests than our other stockholders. For example, J.H. Whitney affiliated funds may choose to own other restaurant brands through other investments, which may compete with our brands.

We will be a "controlled company" within the meaning of The NASDAQ Stock Market rules, and, as a result, we will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

        Upon completion of this offering, J.H. Whitney VI will own more than 50% of the total voting power of our common stock and we will be a "controlled company" under The NASDAQ Stock Market corporate governance listing standards. As a controlled company, we will be exempt under The NASDAQ Stock Market listing standards from the obligation to comply with certain of The NASDAQ Stock Market corporate governance requirements, including the requirements:

  •
  that a majority of our board of directors consist of independent directors, as defined under the rules of The NASDAQ Stock Market;

  •
  that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

There may not be a viable public market for our common stock.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the representative of the underwriters and may not be indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The NASDAQ Global Select Market or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

        After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including those described under "—Risks Related to Our Business" and the following:

  •
  potential fluctuation in our annual or quarterly operating results due to seasonality and other factors;

  •
  changes in capital market conditions that could affect valuations of restaurant companies in general or our goodwill in particular or other adverse economic conditions;

  •
  changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

  •
  downgrades by any securities analysts who follow our common stock;

  •
  future sales of our common stock by our officers, directors and significant stockholders;

  •
  global economic, legal and regulatory factors unrelated to our performance;

  •
  investors' perceptions of our prospects;

  •
  announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments; and

  •
  investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

        In addition, the stock markets, and in particular The NASDAQ Global Select Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many food service companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

        Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have                         shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, which we refer to as the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

        After this offering, J.H. Whitney VI will have the right, subject to certain conditions, to require us to file registration statements registering additional shares of common stock, and J.H. Whitney VI and members of management will have the right to require us to include shares of common stock in registration statements that we may file for ourselves or J.H. Whitney VI. In order to exercise these registration rights, the holder must be permitted to sell shares of its common stock under applicable lock-up restrictions described below. Subject to compliance with applicable lock-up restrictions and restrictions under the registration rights agreement (both of which may be waived), shares of common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. See "Shares Eligible for Future Sale—Registration Rights Agreement". In addition, we will incur certain expenses in connection with the registration and sale of such shares.

        We, each of our officers and directors and the selling stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except, in our case, for the issuance of common stock upon exercise of options under existing option plans. Credit Suisse Securities (USA) LLC may, in its sole discretion, release any of these shares from these restrictions at any time without notice. See "Underwriting."

        All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

        In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

        Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

        Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

  •
  establish a classified board of directors for a period of time after the consummation of the public offering, so that not all members of our board of directors are elected at one time;

  •
  authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

  •
  prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders, once J.H. Whitney VI owns less than 50% of our outstanding voting stock;

  •
  provide that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

  •
  establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

        These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

        If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $            per share because the initial public offering price of $            is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See "Dilution."

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

        The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including our senior secured credit facility and other indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

FORWARD-LOOKING STATEMENTS

        This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements and you should not place undue reliance on such statements. Factors that could contribute to these differences include, but are not limited to, the following:

  •
  our ability to successfully maintain increases in our comparable restaurant sales, average weekly sales and average unit volumes;

  •
  our ability to successfully execute our growth strategy and open new restaurants that are profitable;

  •
  macroeconomic conditions;

  •
  our ability to compete with many other restaurants;

  •
  changes in food and supply costs, including the cost of crab;

  •
  our ability to expand Brick House;

  •
  concerns regarding food safety and food-borne illness;

  •
  changes in consumer preferences;

  •
  our ability to develop and maintain our restaurant brands;

  •
  the impact of new restaurant openings on our financial performance;

  •
  our reliance on vendors, suppliers and distributors;

  •
  our geographic concentration in California, Texas and Florida;

  •
  changes in consumer preferences caused by health and allergy concerns and government regulation relating to crab and other shellfish items;

  •
  health concerns arising from outbreaks of viruses;

  •
  the reliability of our information technology systems and network security;

  •
  costs resulting from breaches of security of confidential guest information;

  •
  the continued service of our executive officers;

  •
  our ability to attract and retain qualified employees while also controlling labor costs;

  •
  our ability to incur additional debt and other restrictions under the terms of our existing senior secured credit facilities;

  •
  our ability to generate or raise capital in the future;

  •
  legal complaints or litigation;

  •
  adverse litigation relating to Brick House's policy of an all female service staff;

  •
  our ability to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations;

  •
  the cost of compliance with federal, state and local laws;

  •
  the impact of additional menu labeling laws;

  •
  impairment charges;

  •
  our ability to maintain insurance that provides adequate levels of coverage against claims;

  •
  our ability to protect our intellectual property;

  •
  potential fluctuations in our annual or quarterly operating results due to seasonality and other factors;

  •
  the impact of significant adverse weather conditions and other disasters;

  •
  any potential strategic transactions or initiatives;

  •
  the costs and time requirements as a result of operating as a public company;

  •
  the concentration of ownership among our existing executive officers, directors and principal stockholders;

  •
  "controlled company" exemptions under The NASDAQ Stock Market listing standards;

  •
  the development and sustainability of an active trading market for our common stock;

  •
  the volatility of our stock price;

  •
  future sales of our common stock, or the perception in the public markets that sales may occur;

  •
  future dilution of our common stock;

  •
  inaccurate or unfavorable research about our business published by any securities or industry analysts who follow our common stock or the lack of analysts covering us; and

  •
  the payment of dividends.

        Words such as "anticipates," "believes," "continues," "estimates," "expects," "goal," "objectives," "intends," "may," "opportunity," "plans," "potential," "near-term," "long-term," "projections," "assumptions," "projects," "guidance," "forecasts," "outlook," "target," "trends," "should," "could," "would," "will" and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. Other risks, uncertainties and factors, including those discussed under "Risk Factors," could cause our actual results to differ materially from those projected in any forward-looking statements we make. We assume no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        We estimate based upon an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, we will receive proceeds from the offering of approximately $             million, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares sold by the selling stockholders in connection with the exercise of the underwriters' option to purchase additional shares.

        We intend to use the net proceeds from this offering together with cash on hand:

  •
  to prepay an aggregate amount of $             million of our existing senior secured credit facility;

  •
  to pay J.H. Whitney a fee in an aggregate amount of $            in connection with the termination of the management agreement; and

  •
  for other general corporate purposes.

        In March 2011, we used borrowings under our senior secured credit facility to discharge all indebtedness under our prior senior secured credit facility, pay a termination fee in connection with our interest rate swap agreement and pay a dividend indirectly to J.H. Whitney VI through JCS Holdings, LLC, our parent company. As of June 20, 2011, we had $119.3 million of borrowings outstanding under our senior secured credit facility, which matures in March 2016. The weighted-average interest rate (including margin) under our senior secured credit facility was 6.25% at June 20, 2011.

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease the proceeds we receive from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

        By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets.

DIVIDEND POLICY

        On March 24, 2011, we paid a cash dividend in the aggregate amount of $80.0 million indirectly to J.H. Whitney VI through JCS Holdings, LLC, our parent company. The cash dividend was paid as a return of capital to J.H. Whitney VI for its 2006 investment in us. At no other time have we paid any dividends on our common stock since our incorporation. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions to us under the terms of the agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of June 20, 2011 on:

  •
  an actual basis;

  •
  on a pro forma basis to give effect to (i) a    -for-1 stock split of our common stock, (ii) the sale of                        shares of our common stock in this offering by us at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and (iii) the application of the net proceeds from this offering to us as described under "Use of Proceeds."

        You should read the following table in conjunction with the sections entitled "Use of Proceeds," "Selected Historical Consolidated Financial and Operating Data," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 20, 2011
	(unaudited)
	Actual	Pro Forma(1)
	(in thousands)
Cash and cash equivalents	$13,697	$

Long-term debt, including current portion:
Senior secured credit facility(2)	$119,250	$
Capital leases	22

Total long-term debt, including current portion	119,272
Stockholder's equity:
Common stock, $1.00 par value, 1,000 shares authorized, 1,000 shares issued and outstanding (actual) ; authorized (pro forma); shares issued and outstanding (pro forma)	1
Additional paid-in capital	11,684
Accumulated earnings	3,231

Total stockholder's equity	14,916

Total capitalization	$134,188	$

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the amount of additional paid-in capital, total stockholders' equity and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
Our senior secured credit facility consists of (i) a $120.0 million term loan facility due on March 24, 2016 and (ii) a $25.0 million revolving credit facility due on March 24, 2016. As of June 20, 2011, we had no outstanding borrowings under our revolving credit facility. We intend to use a portion of the net proceeds from this offering to prepay $             million of our existing senior secured credit facility.

        The table above:

  •
  excludes, as of June 20, 2011, an aggregate of                                    shares of common stock reserved for issuance under our equity compensation plan, which we plan to adopt in connection with this offering; and

  •
  assumes no exercise by the underwriters of their option to purchase up to an additional                        shares from us and the selling stockholders.

DILUTION

        Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. The net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding. Our pro forma net tangible book value as of June 20, 2011 was $         million, or $        per share of common stock after giving effect to the stock split but before giving effect to this offering.

        After giving effect to the sale of the         shares of common stock offered by us in this offering at a price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and the application of the net proceeds from this offering to us as described under "Use of Proceeds," our pro forma as adjusted net tangible book value as of June 20, 2011 would have been approximately $         million, or $         per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $             per share and an immediate dilution to new investors in this offering of $            per share.

        The following table illustrates this per share dilution in net tangible book value to new investors.

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 20, 2011	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

        A $1.00 increase (or decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (or decrease) our pro forma as adjusted net tangible book value by $             million, or $            per share, and would increase (or decrease) the dilution per share to new investors by $            , assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

        The following table summarizes as of June 20, 2011, on an as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders (including J.H. Whitney VI and the equity grant recipients) and to be paid by new investors, based upon an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

        A $1.00 increase (or decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (or decrease) the total consideration paid by new investors and the total average price per share by approximately

$        and $        , respectively, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same.

        Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares. If the underwriters' option to purchase additional shares is exercised in full, our existing stockholders would own approximately        % and our new investors would own approximately        % of the total number of shares of our common stock outstanding after this offering.

        The discussion and tables above also exclude an aggregate of                                    shares of common stock reserved for issuance under our equity incentive plan that we intend to adopt in connection with this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table provides a summary of our historical and unaudited pro forma consolidated financial and operating data for the periods and as of the dates indicated. We derived the statement of operations data presented below for the fiscal years ended December 29, 2008, December 28, 2009 and January 3, 2011 and selected balance sheet data presented below as of December 28, 2009 and January 3, 2011 from our audited consolidated financial statements included elsewhere in this prospectus. The selected statement of operations data for the period from November 17, 2006 through January 1, 2007 and for the fiscal year ended December 31, 2007 and the selected balance sheet data as of January 1, 2007, December 31, 2007 and December 29, 2008 have been derived from audited consolidated financial statements not included in this prospectus. We derived the statement of operations data for the twenty-four weeks ended June 14, 2010 and June 20, 2011 and the selected balance sheet data as of June 20, 2011, from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The unaudited pro forma consolidated financial data for the year ended January 3, 2011 and for the twenty-four weeks ended June 20, 2011 have been derived from our historical financial statements for such year and period, which are included elsewhere in this prospectus, after giving effect to the transactions specified under "Unaudited Pro Forma Condensed Consolidated Financial Statements."

        On November 17, 2006, JCS Holdings, LLC acquired 120 of 136 Joe's Crab Shack restaurant locations from Landry's Restaurants, Inc. These 120 Joe's Crab Shack restaurant locations initially comprised our restaurant base and had not been operated by Landry's as a stand-alone business or as a distinguishable reporting unit. As a result, with respect to the predecessor period from January 2, 2006 to November 16, 2006, we do not have any data regarding general and administrative expenses, interest expense, tax expense, preopening expenses, and gains/losses on disposition of fixed assets, and have limited data on depreciation expenses. In addition, determining the associated debt levels and appropriate capital structure that should be attributed to these initial restaurants for the predecessor period from January 2, 2006 through November 16, 2006 is impossible. Further, assets and liabilities were recorded in legal entities based on the functional nature of the liability and were not often attributed to a specific restaurant location or restaurant brand. For these reasons and given the amount of time that has passed from this reporting period, we do not believe that the selected financial data attributable to these initial restaurants in the predecessor period from January 2 through November 16, 2006 can be created without unreasonable effort and expense and to the degree of accuracy that is necessary to prepare accurate financial data disclosure.

        We believe the financial information included in this prospectus, taken as a whole, will provide potential investors with a thorough understanding of our financial condition, results of operations and general business trends. As a result, we believe that the omission of selected financial information for the predecessor period from January 2, 2006 through November 16, 2006 will not have a material impact on potential investors' understanding of our financial results and condition and related trends.

        The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with "Risk Factors," "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited consolidated financial statements and our unaudited condensed consolidated financial statements and each of their related notes included elsewhere in this prospectus.

											Twenty-Four Weeks Ended
	Period from November 17, 2006 through January 1, 2007		Fiscal Year Ended
			December 31, 2007		December 29, 2008		December 28, 2009		January 3, 2011		June 14, 2010		June 20, 2011
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenues		$27,425		$273,461		$273,359		$307,801		$351,327		$160,407		$190,619
Restaurant operating costs
Cost of sales		6,938		75,711		80,573		89,845		103,981		47,244		59,523
Labor and benefits		9,894		87,290		80,604		87,920		98,162		45,446		52,546
Occupancy expenses		607		14,970		21,610		25,243		27,440		12,438		13,666
Other operating expenses		6,388		59,516		57,210		58,140		63,963		29,642		33,382
General and administrative		2,227		15,163		15,383		18,765		20,852		9,563		11,172
Depreciation and amortization		1,728		14,018		13,898		12,733		13,435		5,927		6,896
Pre-opening costs		—		25		779		1,323		3,844		1,367		1,886
Restaurant impairments and closures		—		148		680		15		909		98		37
Loss (gain) on disposal of property and equipment		—		—		84		1,017		2,797		(1)		(4)

Total costs and expenses		27,782		266,841		270,821		295,001		335,383		151,724		179,104

(Loss) income from operations		(357)		6,620		2,538		12,800		15,944		8,683		11,515
Interest expense, net		(1,473)		(10,510)		(5,659)		(3,867)		(3,936)		(1,767)		(4,655)
Gain on insurance settlements		—		—		—		1,192		944		172		—

(Loss) income before income taxes		(1,830)		(3,890)		(3,121)		10,125		12,952		7,088		6,860
Income tax expense		—		107		90		255		1,388		1,716		1,964

Net (loss) income		$(1,830)		$(3,997)		$(3,211)		$9,870		$11,564		$5,372		$4,896

Per Share Data:
Net (loss) income per share:
Basic	$		$		$		$		$		$		$
Diluted
Weighted average shares outstanding:
Basic
Diluted
Pro Forma Statement of Operations Data(1):
Pro forma net income									$				$
Pro forma net income per share:
Basic									$				$
Diluted									$				$
Pro forma weighted average shares outstanding:
Basic
Diluted
Selected Other Data:
Restaurants open at end of period		120		119		116		119		126		123		133
Change in comparable restaurant sales(2)		(8.7)%		(10.2)%		1.9%		9.5%		4.9%		4.1%		7.6%
Average weekly sales		$38		$44		$45		$51		$54		55		61
Average unit volumes		*		$2,294		$2,354		$2,599		$2,810		1,277		1,444
Restaurant-level profit margin(3)		13.2%		13.0%		12.6%		15.5%		16.7%		16.3%		16.7%
EBITDA(4)		$1,371		$20,638		$16,436		$26,725		$30,323		14,782		18,411
Adjusted EBITDA(4)		$1,401		$23,325		$20,314		$30,276		$39,692		17,376		21,870
Adjusted EBITDA margin(5)		5.1%		8.5%		7.4%		9.8%		11.3%		10.8%		11.5%
Capital expenditures		$147		$6,073		$7,576		$18,348		$33,010		11,606		18,323

*
Not meaningful.

	January 1, 2007	December 31, 2007	December 29, 2008	December 28, 2009	January 3, 2011	June 20, 2011
	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$6,574	$5,257	$5,110	$4,976	$12,572	$13,697
Working capital (deficit)	(15,340)	(13,781)	(2,739)	3,837	(2,000)	(8,562)
Total assets(6)	216,115	206,587	126,318	130,854	156,850	177,825
Total debt	115,743	114,722	35,381	34,988	34,833	119,272
Total stockholder's equity	$71,066	$67,069	$67,678	$77,696	$89,714	$14,916

(1)
Derived from our unaudited pro forma condensed consolidated statement of operations for the fiscal year ended January 3, 2011 and the twenty-four weeks ended June 20, 2011, which are included elsewhere in this prospectus. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

(2)
Our comparable restaurant base includes restaurants open for at least 104 weeks, or approximately 24 months. Change in comparable restaurant sales represents the change in period-over-period sales for the comparable restaurant base.

(3)
Restaurant-level profit margin represents revenues (x) less (i) licensing revenue not attributable to core restaurant operations, (ii) cost of sales, (iii) labor and benefits, (iv) occupancy expenses, and (v) other operating expenses (y) plus non-cash rent, as defined in 4(a) below. Restaurant-level profit is a supplemental measure of operating performance of our restaurants that does not represent and should not be considered as an alternative to net income or revenues as determined by U.S. generally accepted accounting principles, or U.S. GAAP, and our calculation thereof may not be comparable to that reported by other companies. Restaurant-level profit has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Management believes restaurant-level profit is an important component of financial results because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses restaurant-level profit as a key metric to evaluate our financial performance compared with our competitors, to evaluate the profitability of incremental sales and to evaluate our performance across periods.

						Twenty-Four Weeks Ended
	Period from November 17, 2006 through January 1, 2007	Fiscal Year Ended
		December 31, 2007	December 29, 2008	December 28, 2009	January 3, 2011	June 14, 2010	June 20, 2011
	(dollars in thousands)
Revenues	$27,425	$273,461	$273,359	$307,801	$351,327	$160,407	$190,619
Less: Licensing and other revenues	—	(94)	(64)	(89)	(373)	(78)	(249)

Restaurant sales(A)	$27,425	$273,367	$273,295	$307,712	$350,954	$160,329	$190,370

Restaurant operating costs
Cost of sales	6,938	75,711	80,573	89,845	103,981	47,244	59,523
Labor and benefits	9,894	87,290	80,604	87,920	98,162	45,446	52,546
Occupancy expenses	607	14,970	21,610	25,243	27,440	12,438	13,666
Other operating expenses	6,388	59,516	57,210	58,140	63,963	29,642	33,382
Deferred rent	(30)	(300)	(1,017)	(1,162)	(1,322)	(637)	(606)

Restaurant-level profit(B)	$3,628	$36,180	$34,315	$47,726	$58,730	$26,196	$31,859

Restaurant-level profit margin(B÷A)	13.2%	13.2%	12.6%	15.5%	16.7%	16.3%	16.7%
(4)
EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA further adjusts EBITDA to reflect the additions and eliminations described in the table below. EBITDA and Adjusted EBITDA are supplemental measures of operating performance that do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation thereof may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of the limitations are:

•
EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•
EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

  •
  EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

  •
  EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

  •
  other companies in the restaurant industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

  Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Adjusted EBITDA only supplementally. We further believe that our presentation of these U.S. GAAP and non-GAAP financial measurements provide information that is useful to analysts and investors because they are important indicators of the strength of our operations and the performance of our core business.

  As noted in the table below, Adjusted EBITDA includes adjustments for restaurant impairments and closures, gains and losses on disposal of property and equipment, gains on insurance settlements and pre-opening costs, among other items. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our restaurants and complicate comparisons of our internal operating results and operating results of other restaurant companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this offering, such as sponsor management fees. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day restaurant-level operations.

  Management and our principal stockholder use EBITDA and Adjusted EBITDA:

  •
  as a measurement of operating performance because they assist us in comparing the operating performance of our restaurants on a consistent basis, as both remove the impact of items not directly resulting from our core operations;

  •
  for planning purposes, including the preparation of our internal annual operating budget and financial projections;

  •
  to evaluate the performance and effectiveness of our operational strategies;

  •
  to evaluate our capacity to fund capital expenditures and expand our business; and

  •
  to calculate incentive compensation payments for our employees, including assessing performance under our annual incentive compensation plan.

  In addition, this measurement is used by investors as a supplemental measure to evaluate the overall operating performance of companies in our industry. Management believes that investors' understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations from one period to the next and would ordinarily add back events that are not part of normal day-to-day operations of our business. By providing this non-GAAP financial measure, together with reconciliations, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives.

  We also present Adjusted EBITDA because it is a measure which is used in calculating financial ratios in material debt covenants in our senior secured credit facility. As of June 20, 2011, we had $119.3 million of outstanding borrowings under the term loan and the ability to borrow up to an additional $23.6 million under the revolving credit facility. Failure to comply with our material debt covenants could cause an acceleration of outstanding amounts under the term loan and restrict us from borrowing amounts under the revolving credit facility to fund our future liquidity requirements. For the fiscal quarter ended June 20, 2011, we are required to maintain a fixed charge coverage ratio (ratio of free cash flow to fixed charges) of 1.40:1 and an effective leverage ratio (ratio of adjusted debt to Adjusted EBITDA plus cash rent expense) of less than 5.50:1. We believe that inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about how the covenants in those agreements operate. The material covenants in our senior secured credit facility are discussed further in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

  Adjusted EBITDA is calculated as follows:

						Twenty-Four Weeks Ended
	Period from November 17, 2006 through January 1, 2007	Fiscal Year Ended
		December 31, 2007	December 29, 2008	December 28, 2009	January 3, 2011	June 14, 2010	June 20, 2011
	(in thousands)
Net (loss) income	$(1,830)	$(3,997)	$(3,211)	$9,870	$11,564	$5,372	$4,896
Income tax expense	—	107	90	255	1,388	1,716	1,964
Interest expense, net	1,473	10,510	5,659	3,867	3,936	1,767	4,655
Depreciation and amortization	1,728	14,018	13,898	12,733	13,435	5,927	6,896

EBITDA	$1,371	$20,638	$16,436	$26,725	$30,323	$14,782	$18,411

Adjustments:
Deferred rent(a)	30	300	1,017	1,162	1,322	637	606
Restaurant impairments and closures (b)	—	148	680	15	909	98	37
Loss (gain) on disposal of property and equipment(c)	—	—	84	1,017	2,797	(1)	(4)
Sponsor management fees(d)	—	529	1,112	1,120	1,139	526	545
Gain on insurance settlements(e)	—	—	—	(1,192)	(944)	(172)	—
Pre-opening costs(f)	—	25	779	1,323	3,844	1,367	1,886
Other expenses(g)	—	1,685	206	106	302	139	389

Adjusted EBITDA	$1,401	$23,325	$20,314	$30,276	$39,692	$17,376	$21,870

(a)
Deferred rent represents the non-cash rent expense calculated as the difference in U.S. GAAP rent expense in any year and amounts payable in cash under the leases during the year. In measuring our operational performance, we focus on our cash rent payments. See Note 2 to our audited consolidated financial statements for additional details.

(b)
Impairment charges were recorded in connection with the determination that the carrying value of certain of our restaurants exceeded their estimated fair value. Also consists of expenses incurred following the closure of restaurants. See Notes 2 and 3 to our audited consolidated financial statements for additional details.

(c)
Loss (gain) on disposal of property and equipment represents the net book value of property and equipment less proceeds received, if applicable, on assets abandoned or sold.

(d)
Sponsor management fees consist of fees and expenses paid to J.H. Whitney under the management services agreement, and compensation and expenses paid to certain members of the management committee of our parent company, JCS Holdings, LLC. We will terminate this agreement in connection with the completion of this offering. See "Certain Relationships and Related Party Transactions."

(e)
Gain on insurance settlements consists of proceeds in excess of the net book value of assets lost and related costs from property insurance claims at restaurants temporarily closed due to hurricane damage, flooding and/or foundational issues.

(f)
Pre-opening costs include expenses directly associated with the opening of new restaurants and are incurred prior to the opening of a new restaurant. See Note 2 to our audited consolidated financial statements for additional details.

(g)
Other expenses consists of costs related to abandoned new restaurant developments, fees payable to the agent under historic credit facilities, certain transitional general and administrative expenses, and expenses related to the modification of a sale-leaseback transaction.
(5)
Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to total revenues. We present Adjusted EBITDA margin because it is used by management as a performance measurement of Adjusted EBITDA generated from total revenues. See footnote 4 above for a discussion of Adjusted EBITDA as a non-GAAP measurement and a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA.

(6)
In March 2007, property and improvements for 29 restaurants were sold in a sale-leaseback financing transaction accounted for as capital leases. In April 2008, all these leases were modified and were subsequently treated as operating leases. At that time $79.0 million in property and improvement and $78.2 million in capital lease obligations were removed from the consolidated balance sheet.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The unaudited pro forma condensed consolidated financial statements as of June 20, 2011, for the fiscal year ended January 3, 2011, and for the twenty-four weeks ended June 20, 2011, have been derived from our historical consolidated financial statements included elsewhere in this prospectus.

        The unaudited pro forma condensed consolidated balance sheet as of June 20, 2011 gives effect to (i) the termination of our management agreement with J.H. Whitney in connection with this public offering and (ii) the issuance of common stock in this public offering and the application of the net proceeds therefrom as described in "Use of Proceeds," as if each had occurred on June 20, 2011. No adjustments have been made related to the refinancing of our senior credit facility and the dividend payment described below, as these transactions are already reflected in the June 20, 2011 unaudited condensed consolidated balance sheet.

        The unaudited pro forma condensed consolidated statements of operations for the fiscal year ended January 3, 2011 and for the twenty-four weeks ended June 20, 2011 give effect to (i) adjustments not related to this public offering, including adjustments (a) for the March 2011 refinancing of our senior credit facility and (b) the termination of our management agreement with J.H. Whitney in connection with this offering and (ii) the issuance of common stock in this public offering and the application of the net proceeds therefrom as described in "Use of Proceeds," as if each had occurred on the first day of fiscal year 2010. No adjustment has been made related to the $80.0 million dividend distribution to our parent company in March 2011, as this transaction would have no impact on the consolidated statement of operations.

        The audited pro forma condensed consolidated financial statements are presented for informational purposes only and do not purport to represent our actual financial condition or results of operations if such transactions had been completed as of the dates or for the periods indicated above or that may be achieved as of any future date or for any future period. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
June 20, 2011
(in thousands)

	Historical As Reported June 20, 2011	Termination of Management Agreement	Pro Forma for Termination of Management Agreement June 20, 2011	Adjustments Related to Offering	Pro Forma June 20, 2011
ASSETS
Current assets
Cash and cash equivalents	$13,697	(1)	$13,697	(4)	$13,697
Accounts receivable	7,776		7,776		7,776
Inventories	4,950		4,950		4,950
Deferred tax assets	375		375		375
Prepaid rent and other current assets	4,260	(2)	4,260	(5)	4,260

Total current assets	31,058		31,058		31,058
Property and equipment, net	137,845		137,845		137,845
Intangible assets, net	2,436		2,436		2,436
Deferred charges, net	5,078		5,078	(6)	5,078
Other assets	1,408		1,408		1,408

Total assets	$177,825		$177,825		$177,825

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Accounts payable	$16,542		$16,542		$16,542
Accrued liabilities	20,056		20,056		20,056
Current portion of debt obligations	3,022		3,022		3,022

Total current liabilities	39,620		39,620		39,620
Long-term debt obligations	116,250		116,250	(7)	116,250
Deferred rent	4,808		4,808		4,808
Deferred tax liabilities	1,864		1,864		1,864
Other long-term liabilities	367		367		367

Total liabilities	162,909		162,909		162,909

Stockholder's equity
Common stock	1		1	(8)	1
Additional paid-in capital	11,684		11,684	(8)	11,684
Accumulated earnings	3,231	(3)	3,231	(9)	3,231

Total stockholder's equity	14,916		14,916		14,916

Total liabilities and stockholder's equity	$177,825	—	$177,825	—	$177,825

Termination of Management Agreement

(1)
To reflect cash that will be paid to terminate the management agreement between our parent, JCS Holdings LLC, and J.H. Whitney in connection with this public offering of approximately $             million.

(2)
To adjust prepaid income taxes to reflect a tax benefit of $            related to the recognition of the termination fee for the management agreement with J.H. Whitney, calculated at an estimated statutory tax rate of 35%.

(3)
To reflect the expense for the $            termination fee related to the management agreement with J.H. Whitney, net of a tax benefit of $            calculated using an estimated statutory tax rate of 35%.

Adjustments Related to the Offering

(4)
To reflect adjustments made to cash for the following:

Proceeds from this offering	$
Less: estimated fees and expenses related to this offering
Less: prepayment of a portion of our existing senior secured credit facility

$

(5)
To adjust prepaid income taxes to reflect the recording of a tax benefit related to the writeoff of unamortized debt issuance costs, as calculated in note 6 below, calculated at an estimated statutory tax rate of 35%.

(6)
To reflect the writeoff of a portion of the unamortized debt issuance costs in connection with the prepayment of debt.

(7)
To reflect the prepayment of $             million of our existing senior secured credit facility.

(8)
The adjustments to additional paid-in capital are summarized as follows:

Proceeds from this offering (a)	$
Less: estimated fees and expenses related to this offering
Less: par value of common stock in this offering (b)

Additional paid-in capital on shares issued in this offering	$

    (a)
    To reflect the issuance of                        shares of our common stock in this public offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus.

    (b)
    To reflect the increase to common stock for the par value of $1.00 per share for                        shares issued in this public offering.

(9)
To reflect a $            after-tax loss on writeoff of unamortized debt issuance costs as discussed in notes 5 and 6.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Fiscal Year Ended January 3, 2011
(dollars in thousands, except per share amounts)

						Pro Forma for Other Transactions Fiscal Year Ended January 3, 2011
	Historical As Reported Fiscal Year Ended January 3, 2011	Adjustments for Other Transactions
									Pro Forma Fiscal Year Ended January 3, 2011
		Debt Refinancing		Termination of Management Agreement			Adjustments Related to Offering
Revenues	$351,327					$351,327			$351,327
Costs and expenses
Restaurant operating costs and expenses
Cost of sales	103,981					103,981			103,981
Labor and benefits	98,162					98,162			98,162
Occupancy expenses	27,440					27,440			27,440
Other operating expenses	63,963					63,963			63,963
General and administrative	20,852			(1,025	)(3)	19,827			19,827
Depreciation and amortization	13,435					13,435			13,435
Pre-opening costs	3,844					3,844			3,844
Restaurant impairments and closures	909					909			909
Loss on disposal of property and equipment	2,797					2,797			2,797

Total costs and expenses	335,383			(1,025)		334,358			334,358

Income from operations	15,944			1,025		16,969			16,969
Interest expense, net	(3,936)	(4,513	)(1)			(8,449)		(4)	(8,449)
Gain on insurance settlements	944					944			944

Income (loss) before income taxes	12,952	(4,513)		1,025		9,464			9,464
Income tax expense (benefit)	1,388	(1,580	)(2)	359	(2)	167		(2)	167

Net income (loss)	$11,564	$(2,933)		$666		$9,297	$—		$9,297

Pro forma net income per share:
Basic									$(5)
Diluted									$(5)
Pro forma weighted average shares outstanding:
Basic									(5)
Diluted									(5)

Debt Refinancing

(1)
The adjustments related to the debt refinancing and payment of a dividend to our parent reflect the impact on interest expense as if the March 2011 transactions had occurred on the first day of fiscal year 2010. Proceeds of $120.0 million from the new senior credit facility were used to repay the prior credit facility and pay an $80.0 million dividend to our parent company. Pro forma adjustments were as follows:

Increase in interest expense for new credit facility(a)	$7,434
Elimination of historical interest expense on prior credit facility and interest rate swap	(3,093)
Elimination of historical amortization on debt issuance costs on prior credit facility	(754)
Increase in amortization on debt issuance costs on new credit facility	926

$4,513

    (a)
    Interest expense on the new credit facility is calculated based on an annual rate of 6.75% for the first seven days and 6.25% for the balance of the fiscal year. Our current LIBOR-based borrowings are subject to an interest rate floor of 150 basis points. Prevailing interest rates would have to increase by approximately 130 basis points to exceed the floor and the interest rate at June 20, 2011, before our interest rate would change.

(2)
To reflect the tax effect of the pro forma adjustments at an estimated statutory rate of 35%.

Termination of Management Agreement

(3)
To reflect a reduction of $1.0 million annually as a result of the termination of the management agreement with J.H. Whitney. Upon completion of this public offering, we expect to incur an expense of approximately $            within

  general and administrative expenses and a corresponding tax benefit of $            related to the termination of the management agreement, which have been excluded from the pro forma condensed consolidated statement of operations.

  Adjustments Related to the Offering

(4)
Had the offering occurred on the first day of fiscal year 2010, we would have used $             million of the proceeds to prepay a portion of our new senior secured credit facility. The adjustments related to the offering reflect the reduction of interest expense resulting from this pro forma prepayment and are as follows:

Reduction in interest expense from lower balance outstanding	$
Reduction in amortization of debt issuance costs due to prepayment amount

$—

(5)
Reflects adjustments to outstanding common stock as if the initial public offering was completed at the beginning of fiscal year 2010. Immediately after the completion of this public offering, JCS Holdings, LLC, our parent company, will liquidate and distribute the shares of our common stock then held by it and/or the cash proceeds received in this public offering to the holders of its Series A preferred units and its vested common units. Following this public offering, we will issue restricted shares of our common stock to certain members of our management and independent directors who hold unvested common units as a replacement for such unvested common units, which will be subject to substantially identical vesting conditions. The number of restricted shares of our common stock issued will be based on the ratio of unvested common units to vested common units multiplied by the number of our shares of our common stock received in the liquidation of our parent company.

Basic net income per share is computed on the basis of the weighted average number of common shares that were outstanding during the period. Diluted net income per share includes the dilutive effect of            restricted common shares, using the treasury stock method. Shares to be sold in the public offering are included in the pro forma basic and diluted net income per share calculations. The following table sets forth the computation of pro forma basic and diluted net income per share based on an offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus:

	Basic	Diluted
Pro forma net income (in thousands)	$	$
Pro forma weighted average number of shares:
Weighted average number of existing shares
Shares issued in this offering

Pro forma weighted average number of common shares

Pro forma net income per share	$	$

  As the number of restricted shares of our common stock to be issued is determined based on the initial public offering price, the pro forma diluted weighted average number of shares, and therefore pro forma diluted net income per share, would change if the offering price is not $            per share. The following table sets forth the impact of a change in the offering price on the number of restricted shares of our common stock, pro forma weighted average number of shares, and pro forma net income per share:

Offering price per share	$	$	$	$	$

Restricted shares of common issued
Pro forma weighted average number of shares—basic
Pro forma weighted average number of shares—diluted
Pro forma net income per share—basic	$	$	$	$	$
Pro forma net income per share—diluted	$	$	$	$	$

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Twenty-Four Weeks Ended June 20, 2011
(dollars in thousands, except per share amounts)

		Adjustments for Other Transactions
						Pro Forma for Other Transactions Twenty-Four Weeks Ended June 20, 2011
	Historical As Reported Twenty-Four Weeks Ended June 20, 2011	Debt Refinancing		Termination of Management Agreement			Adjustments Related to Offering		Pro Forma Twenty-Four Weeks Ended June 20, 2011
Revenues	$190,619					$190,619			$190,619
Costs and expenses
Restaurant operating costs and expenses
Cost of sales	59,523					59,523			59,523
Labor and benefits	52,546					52,546			52,546
Occupancy expenses	13,666					13,666			13,666
Other operating expenses	33,382					33,382			33,382
General and administrative	11,172			(489)	(3)	10,683			10,683
Depreciation and amortization	6,896					6,896			6,896
Pre-opening costs	1,886					1,886			1,886
Restaurant impairments and closures	37					37			37
Gain on disposal of property and equipment	(4)					(4)			(4)

Total costs and expenses	179,104			(489)		178,615			178,615

Income from operations	11,515			489		12,004			12,004
Interest expense	(4,655)	527	(1)			(4,128)		(4)	(4,128)

Income (loss) before income taxes	6,860	527		489		7,876			7,876
Income tax expense	1,964	184	(2)	171	(2)	2,319		(2)	2,319

Net income (loss)	$4,896	$343		$318		$5,557	$—		$5,557

Pro forma net income per share:
Basic										$(5)
Diluted										$(5)
Pro forma weighted average shares outstanding:
Basic										(5)
Diluted										(5)

Debt Refinancing

(1)
The adjustments related to the debt refinancing and payment of a dividend to our parent reflect the impact on interest expense as if the March 2011 transactions had occurred on the first day of fiscal year 2010 and carried forward through June 20, 2011. Proceeds of $120.0 million from the new senior credit facility were used to repay the prior credit facility and pay an $80.0 million dividend to our parent company. Pro forma adjustments were as follows:

Increase in interest expense for new credit facility	$1,688
Elimination of historical interest expense on prior credit facility and interest rate swap	(561)
Elimination of historical expense for termination of interest rate swap	(427)
Elimination of historical writeoff of unamortized debt issuance costs on prior credit facility	(1,266)
Elimination of historical amortization on debt issuance costs on prior credit facility	(171)
Increase in amortization on debt issuance costs on new credit facility	210

$(527)

(2)
To reflect the tax effect of the pro forma adjustments at an estimated statutory rate of 35%.

  Termination of Management Agreement

(3)
To reflect a reduction of $0.5 million as a result of the termination of the management agreement with J. H. Whitney. Upon completion of this public offering, we expect to incur an expense of approximately $            within general and administrative expenses and a corresponding tax benefit of $            related to the termination of the management agreement, which have been excluded from the pro forma condensed consolidated statement of operations.

Adjustments Related to the Offering

(4)
Had the offering occurred on the first day of fiscal year 2010, we would have used $             million of the proceeds to prepay a portion of our new senior secured credit facility. The adjustments related to the offering reflect the reduction of interest expense resulting from this pro forma prepayment and are as follows:

Reduction in interest expense from lower balance outstanding	$

Reduction in amortization of debt issuance costs due to prepayment amount
$—

(5)
Reflects adjustments to outstanding common stock as if the initial public offering was completed at the beginning of fiscal year 2010. Immediately after the completion of this public offering, JCS Holdings, LLC, our parent company, will liquidate and distribute the shares of our common stock then held by it and/or the cash proceeds received in this public offering to the holders of its Series A preferred units and its vested common units. Following this public offering, we will issue restricted shares of our common stock to certain members of our management and independent directors who hold unvested common units as a replacement for such unvested common units, which will be subject to substantially identical vesting conditions. The number of restricted shares of our common stock issued will be based on the ratio of unvested common units to vested common units multiplied by the number of our shares of our common stock received in the liquidation of our parent company.

Basic net income per share is computed on the basis of the weighted average number of common shares that were outstanding during the period. Diluted net income per share includes the dilutive effect of                        restricted common shares, using the treasury stock method. Shares to be sold in the public offering are included in the pro forma basic and diluted net income per share calculations. The following table sets forth the computation of pro forma basic and diluted net income per share based on an offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus:

	Basic	Diluted
Pro forma net income (in thousands)	$	$
Pro forma weighted average number of shares:
Weighted average number of existing shares
Shares issued in this offering

Pro forma weighted average number of common shares

Pro forma net income per share	$	$

As the number of resticted shares of our common stock to be issued is determined based on the initial public offering price, the pro forma diluted weighted average number of shares, and therefore pro forma diluted net income per share, would change if the offering price is not $            per share. The following table sets forth the impact of a change in the offering price on the number of restricted shares of our common stock, pro forma weighted average number of shares, and pro forma net income per share:

Offering price per share	$	$	$	$	$

Restricted shares of common issued
Pro forma weighted average number of shares—basic
Pro forma weighted average number of shares—diluted
Pro forma net income per share—basic	$	$	$	$	$
Pro forma net income per share—diluted	$	$	$	$	$

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion together with "Selected Historical Consolidated Financial and Operating Data," and the historical financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors" and "Forward-Looking Statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements.

        Our fiscal year ends on the Monday nearest to December 31 of each year. Fiscal year 2010 was a 53-week year, while fiscal years 2009 and 2008 were 52-week years. References to fiscal years 2010, 2009 and 2008 are references to fiscal years ended January 3, 2011, December 28, 2009 and December 29, 2008, respectively. The first three quarters of our fiscal year consist of 12 weeks and our fourth quarter consists of 16 weeks for 52-week fiscal years and 17 weeks for 53-week fiscal years.

Overview

        Ignite Restaurant Group, Inc. operates two restaurant businesses, Joe's Crab Shack and Brick House Tavern + Tap. Each of our restaurant businesses offers a variety of high-quality food in a distinctive, casual, high-energy atmosphere. Joe's Crab Shack and Brick House Tavern + Tap operate in a diverse set of markets across the United States. As of August 31, 2011, we owned and operated 118 Joe's and 17 Brick House restaurants in 32 states.

        Joe's Crab Shack is an established, national chain of casual seafood restaurants. Joe's serves a variety of high-quality seafood items, with an emphasis on crab. Joe's is a high-energy, family-friendly restaurant that encourages guests to "roll up your sleeves and crack into some crab."

        Brick House Tavern + Tap is a casual restaurant business that provides guests a differentiated "gastro pub" experience by offering a distinctive blend of menu items in a polished setting. Brick House seeks to strike a balance between providing guests with an elevated experience while also appealing to "every-man, every-day."

        Since our acquisition from Landry's Restaurants, Inc. in 2006, we have implemented several initiatives that we believe have favorably impacted our performance at Joe's Crab Shack. These factors include improving our executive leadership team as well as management in our restaurants, expanding our marketing program from spot network to national cable advertising, innovating Joe's menu to increase our sales of crab related items and improving operational execution and efficiency. As a result of these initiatives, we have experienced 12 consecutive fiscal quarters of positive comparable restaurant sales growth and improved our financial results. We believe the initiatives undertaken at Joe's have also repositioned the brand as a market leading casual seafood restaurant.

        While executing these initiatives at Joe's, we also developed and successfully launched a new restaurant brand, Brick House Tavern + Tap. With the addition of the Brick House brand, on July 7, 2009, we officially changed our name to Ignite Restaurant Group, Inc. The first two Brick House locations were opened in 2008 by converting former Joe's locations into Brick House locations. Based on the results of these two locations, we began opening Brick House locations as new restaurants. Brick House has since grown to 17 restaurants operating in 10 states, but remains a relatively small part of our business when compared to our Joe's Crab Shack brand. As of June 20, 2011, only two Brick House restaurants were open for at least 104 weeks, qualifying them for inclusion in our comparable restaurant base. For fiscal year 2010 and for the twenty-four weeks ended June 20, 2011, revenues from our Brick House brand were only 9% and 12%, respectively, of our total revenues. We expect that our new restaurant growth will continue to be substantially weighted towards new Joe's restaurants for the foreseeable future, which will decrease the proportion of total revenues attributable to Brick House Tavern + Tap.

Outlook

        We believe that a significant portion of the casual dining industry, particularly the traditional bar & grill segment, has become undifferentiated and the competitive landscape presents a significant growth opportunity for distinctive casual dining restaurants. Similar to the way the bar & grill segment emerged as an alternative to traditional family dining restaurants in the 1990's, we believe that distinctive casual dining restaurants like ours are now positioned to capture market share from conventional bar & grill restaurants. We intend to continue to position our restaurants to capitalize on that trend by constantly refining our brands, elevating food and service, and offering an aspirational experience to our guests. We expect that the casual dining segment will follow broader macroeconomic trends. However, over the past three fiscal years, we have substantially outperformed the rest of the casual dining segment in same store sales performance. We expect the factors above will continue to position our restaurant businesses favorably against our casual dining competitors.

        As of August 31, 2011, we have opened five Joe's Crab Shack restaurants and four Brick House Tavern + Tap restaurants in fiscal year 2011. For the remainder of fiscal year 2011, we expect to open five additional Joe's Crab Shack restaurants.

Key Performance Indicators

        In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing are comparable restaurant sales growth, average weekly sales, restaurant operating weeks, average check, average unit volume and number of restaurant openings.

  Comparable Restaurant Sales Growth

        Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for at least 104 weeks, or approximately 24 months. As of the fiscal years ended January 3, 2011 and December 28, 2009, there were 111 and 112 restaurants, respectively, in our comparable restaurant base. Comparable restaurant sales growth can be generated by an increase in guest counts and/or by increases in the average check amount resulting from a shift in menu mix and/or increase in price. This measure highlights performance of existing restaurants as the impact of new restaurant openings is excluded.

        As a result of the 53-week fiscal year 2010, our fiscal year 2011 began one week later than our 2010 fiscal year. Due to the seasonality and holiday sensitivity of our sales, this one week lag can have a significant impact on comparable restaurant sales. Consistent with common industry practice, we present comparable restaurant sales on a calendar-adjusted basis that aligns current year sales weeks with comparable periods in the prior year, regardless of whether they belong to the same fiscal period or not. In order to provide useful information to investors, we have provided the change in comparable restaurant sales on both a calendar-adjusted basis and a fiscal period basis. Comparable restaurant sales for the twenty-four weeks ended June 20, 2011 presented on a calendar-adjusted basis compares the results for the period from January 4, 2011 through June 20, 2011 (weeks 1 through 24 of fiscal year 2011) to the results for the period from January 5, 2010 through June 21, 2010 (weeks 2 through 25 of fiscal year 2010). We believe that comparable restaurant sales calculated on a calendar-adjusted basis is more indicative of the health of our business. However, we also recognize that comparable restaurant sales calculated on a fiscal period basis is a useful measure when analyzing year-over-year changes in our consolidated financial statements. Unless noted otherwise, all references to comparable restaurant sales for the twenty-four weeks ended June 20, 2011 in this prospectus refer to comparable restaurant sales calculated on a calendar-adjusted basis.

  Average Weekly Sales

        Average weekly sales is a key measure of individual restaurant economic performance of new and existing restaurants. Average weekly sales reflects total sales of all restaurants divided by restaurant operating weeks, which is the aggregate number of weeks that restaurants are in operation over a specified period of time. This measure is subject to seasonality for periods less than one year.

  Restaurant Operating Weeks

        Restaurant operating weeks is the aggregate number of weeks that our restaurants are in operation over a specific period of time.

  Average Check

        Average check is calculated for Joe's by dividing net sales by guest counts for a given time period. Management uses this indicator to analyze the dollars spent in our Joe's restaurants per guest. This measure aids management in identifying trends in guest preferences, as well as the effectiveness of menu price increases and other menu changes.

        Guest counts represent the estimated number of guests served in our Joe's Crab Shack restaurants. The count is estimated based on the number of entrées sold with a multiplier assigned to entrées that are commonly shared. Our estimates may vary from actual guest counts due to the variability in the level of sharing of certain entrée items on our menu. Given the significant level of alcohol sales and appetizer sales at Brick House, guest count is more difficult to quantify and therefore, we do not calculate average check as a key performance indicator for that brand.

  Average Unit Volume

        Average unit volume represents the average sales for restaurants included in the comparable restaurant base for a given time period, typically annually. Average unit volume reflects total sales for restaurants in our comparable restaurant base divided by the number of restaurants in our comparable restaurant base. This measure is subject to seasonality for periods less than one year.

  Number of Restaurant Openings

        Number of restaurant openings reflects the number of restaurants opened or converted during a particular reporting period. Before we open new restaurants or convert existing restaurants, we incur pre-opening costs, which are defined below. Typically, new restaurants open with an initial start-up period of higher than normalized sales volumes, which subsequently decrease to stabilized levels. While sales volumes are generally higher during the initial opening period, new restaurants typically experience normal inefficiencies in the form of higher cost of sales, labor and other direct operating expenses for several months and as a result, restaurant operating margins are generally lower during the start-up period of operation. The number and timing of restaurant openings has had, and is expected to continue to have, an impact on our results of operations.

Key Financial Definitions

  Revenues

        Revenues primarily consist of food and beverage sales, net of promotional allowances, discounts and employee meals. Revenues are influenced by new restaurant openings, comparable restaurant sales and total operating weeks.

  Cost of Sales

        Cost of sales consists primarily of food and beverage related costs. The components of cost of sales are variable in nature, change with sales volume, are influenced by menu mix and are subject to increases or decreases based on fluctuations in commodity costs.

  Labor and Benefits

        Labor and benefits include all restaurant-level management and hourly labor costs, including salaries, wages, benefits and performance incentives, payroll taxes and other indirect labor costs.

  Occupancy Expenses

        Occupancy expenses include fixed and variable portions of rent, common area maintenance and property taxes.

  Other Operating Expenses

        Other operating expenses include all other restaurant-level operating costs, the major components of which are operating supplies, utilities, repair and maintenance costs, marketing and advertising costs and credit card fees.

  General and Administrative Expense

        General and administrative expense is comprised of expenses associated with corporate and administrative functions that support the development and operations of restaurants, including multi-unit management and Restaurant Support Center staff compensation and benefits, travel expenses, Restaurant Support Center costs, stock compensation costs, legal and professional fees, costs related to abandoned new restaurant development sites and other related corporate costs.

  Depreciation and Amortization

        Depreciation and amortization includes the depreciation of fixed assets, capitalized leasehold improvements and amortization of intangibles and deferred sale-leaseback charges.

  Pre-Opening Costs

        Pre-opening costs consist of costs incurred prior to opening a new restaurant and are made up primarily of manager salaries, employee payroll, rent expense and other costs related to training and preparing new restaurants for opening.

  Restaurant Impairments and Closures

        We review long-lived assets, such as property and equipment and intangibles, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable and record an impairment charge when appropriate. Expenses incurred following the closure of restaurants are also included.

  Loss (Gain) on Disposal of Property and Equipment

        Loss or gain on disposal of property and equipment represents the net book value of property and equipment less proceeds received, if applicable, on assets abandoned or sold. These losses (or gains) are related to normal disposals in the ordinary course of business, along with disposals related to restaurant closures and selected restaurant remodeling activities.

  Interest Expense, Net

        Interest expense, net consists primarily of interest expense related to our debt and amortization of debt issuance costs net of interest income.

  Gain on Insurance Settlements

        Gain on insurance settlements represents proceeds received from natural disaster insurance claims in excess of the net book value of assets lost and related costs.

Results of Operations

        The following table presents the consolidated statement of operations for the past three fiscal years and the twenty-four weeks ended June 14, 2010 and June 20, 2011 expressed as a percentage of revenues.

	Fiscal Year*			Twenty-Four Weeks Ended*
	2008	2009	2010	June 14, 2010	June 20, 2011
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Restaurant operating costs
Cost of sales	29.5	29.2	29.6	29.5	31.2
Labor and benefits	29.5	28.6	27.9	28.3	27.6
Occupancy expenses	7.9	8.2	7.8	7.8	7.2
Other operating expenses	20.9	18.9	18.2	18.5	17.5
General and administrative	5.6	6.1	5.9	6.0	5.9
Depreciation and amortization	5.1	4.1	3.8	3.7	3.6
Pre-opening costs	0.3	0.4	1.1	0.9	1.0
Restaurant impairments and closures	0.2	0.0	0.3	0.1	0.0
Loss (gain) on disposal of property and equipment	0.0	0.3	0.8	0.0	0.0

Total costs and expenses	99.1%	95.8%	95.5%	94.6%	94.0%

Income from operations	0.9	4.2	4.5	5.4	6.0
Interest expense, net	(2.1)	(1.3)	(1.1)	(1.1)	(2.4)
Gain on insurance settlements	0.0	0.4	0.3	0.1	0.0

(Loss) income before income taxes	(1.1)%	3.3%	3.7%	4.4%	3.6%
Income tax expense	0.0	0.1	0.4	1.1	1.0

Net (loss) income	(1.2)%	3.2%	3.3%	3.3%	2.6%

*
The percentages reflected have been subject to rounding adjustments. Accordingly, figures expressed as percentages when aggregated may not be the arithmetic aggregation of the percentages that precede them.

        The following table sets forth additional operating information that we use in assessing our performance as of the periods indicated:

	Fiscal Year			Twenty-Four Weeks Ended
	2008	2009	2010	June 14, 2010	June 20, 2011
Selected Other Data (1)(2):
Number of restaurants open (end of period):
Joe's Crab Shack	114	114	113	115	116
Brick House Tavern + Tap	2	5	13	8	17

Total restaurants	116	119	126	123	133
Average weekly sales (in thousands)	$45	$51	$54	$55	$61
Restaurant operating weeks	6,038	6,060	6,499	2,908	3,102
Comparable Restaurant Data (1)(2):
Comparable restaurant base (end of period)	114	112	111	112	111
Average unit volume (in thousands)	$2,354	$2,599	$2,810	$1,277	$1,444
Change in comparable restaurant sales	1.9%	9.5%	4.9%	4.1%	7.6%
Average check (Joe's only)	$19.17	$20.80	$22.00	$21.73	$23.05

(1)
Includes both restaurant brands, unless otherwise noted.

(2)
See the definitions of key performance indicators beginning on page 53.

Twenty-Four Weeks Ended June 20, 2011 Compared to Twenty-Four Weeks Ended June 14, 2010

  Financial Performance Overview

        The following are highlights of our performance for the twenty-four weeks ended June 20, 2011 compared to the twenty-four weeks ended June 14, 2010:

  •
  revenues increased 18.8% to $190.6 million;

  •
  comparable restaurant sales increased 7.6% (11.0% increase on a fiscal period basis);

  •
  seven new restaurants were opened during the twenty-four weeks ended June 20, 2011, bringing our total number of restaurants to 133 compared to 123 restaurants for the twenty-four weeks ended June 14, 2010;

  •
  as a percentage of revenues, cost of sales increased to 31.2% from 29.5%, primarily due to the higher cost of crab and other commodities. While menu mix shift contributed to the higher percentage, the shift yielded higher gross profit dollars;

  •
  income from operations increased 32.6% to $11.5 million;

  •
  interest expense, net increased $2.9 million, primarily due to the write-off of debt issuance costs, the early termination of an interest rate swap agreement when we refinanced our debt, and the higher average balance of total debt outstanding during the twenty-four weeks ended June 20, 2011; and

  •
  net income decreased 8.9%, to $4.9 million.

        The following table sets forth information comparing the components of net income for the 24 weeks ended June 14, 2010 and June 20, 2011.

	Twenty-Four Weeks Ended
	June 14, 2010	June 20, 2011	Increase (Decrease)	Percent Change
	(dollars in thousands)
Revenues	$160,407	$190,619	$30,212	18.8%
Restaurant operating costs
Cost of sales	47,244	59,523	12,279	26.0
Labor and benefits	45,446	52,546	7,100	15.6
Occupancy expenses	12,438	13,666	1,228	9.9
Other operating expenses	29,642	33,382	3,740	12.6
General and administrative	9,563	11,172	1,609	16.8
Depreciation and amortization	5,927	6,896	969	16.3
Pre-opening costs	1,367	1,886	519	38.0
Restaurant impairments and closures	98	37	(61)	(62.2)
Gain on disposal of property and equipment	(1)	(4)	(3)	300.0

Total costs and expenses	151,724	179,104	27,380	18.0%

Income from operations	8,683	11,515	2,832	32.6
Interest expense, net	(1,767)	(4,655)	(2,888)	163.4
Gain on insurance settlements	172	—	(172)	(100.0)

Income before income taxes	7,088	6,860	(228)	(3.2)%
Income tax expense	1,716	1,964	248	14.5

Net income	$5,372	$4,896	$(476)	(8.9)%

Other data:
Restaurant operating weeks	2,908	3,102	194	6.7%
Number of restaurants open (end of period)	123	133	10	8.1%

  Revenues

        Revenues were $190.6 million for the twenty-four weeks ended June 20, 2011, an increase of $30.2 million, or 18.8%, as compared to revenues of $160.4 million for the twenty-four weeks ended June 14, 2010. The revenue increase was driven by an increase in comparable restaurant sales and sales from non-comparable restaurants. Comparable restaurant sales and non-comparable restaurant sales contributed 9.9% and 8.9% of the total revenue increase, respectively. Comparable restaurant sales increased 7.6% for the twenty-four weeks ended June 20, 2011 over the twenty-four weeks ended June 14, 2010, largely due to a 2.3% increase in guest counts and a 5.8% increase in average check (which is a result of a shift in menu mix and an increase in price) at Joe's Crab Shack.

  Cost of Sales

        Cost of sales increased $12.3 million, or 26.0%, to $59.5 million for the twenty-four weeks ended June 20, 2011, as compared to $47.2 million for the twenty-four weeks ended June 14, 2010, primarily due to the growth in revenues from new restaurants and existing restaurants. As a percentage of revenues, cost of sales increased to 31.2% for the twenty-four weeks ended June 20, 2011 from 29.5% for the twenty-four weeks ended June 14, 2010. The increase in cost of sales as a percentage of revenues was primarily driven by the higher cost of crab and certain other commodities and menu mix changes, which were partially offset by pricing and operating efficiency improvements. While the menu mix shift contributed to a higher cost of sales as a percentage of revenues, the shift yielded higher gross profit dollars. We anticipate our food costs will increase over the balance of 2011.

        While we provide our guests a large variety of menu items, crab and shrimp generally account for one-third of our cost of sales. We have experienced increases in crab pricing and believe the cost will remain high into 2012 before moderating towards mean historical prices.

  Labor and Benefits

        Labor and benefits increased by $7.1 million, or 15.6%, to $52.5 million for the twenty-four weeks ended June 20, 2011 from $45.4 million for the twenty-four weeks ended June 14, 2010, primarily due to new restaurant openings and higher sales from the comparable restaurant base. As a percentage of revenues, labor and benefits decreased to 27.6% for the twenty-four weeks ended June 20, 2011 from 28.3% for the twenty-four weeks ended June 14, 2010. The improvement was primarily due to better leveraging of restaurant management personnel and efficiencies gained from implementing a new labor scheduling software system, partially offset by higher incentive payouts.

  Occupancy Expenses

        Occupancy expenses increased by $1.2 million, or 9.9%, to $13.7 million for the twenty-four weeks ended June 20, 2011 from $12.4 million for the twenty-four weeks ended June 14, 2010, primarily due to new restaurant openings. As a percentage of revenues, occupancy expenses decreased to 7.2% for the twenty-four weeks ended June 20, 2011 from 7.8% for the twenty-four weeks ended June 14, 2010 primarily due to improved leverage relative to comparable restaurant sales growth.

  Other Operating Expenses

        Other operating expenses increased by $3.7 million, or 12.6%, to $33.4 million for the twenty-four weeks ended June 20, 2011 from $29.6 million for the twenty-four weeks ended June 14, 2010 primarily due to new restaurant openings. As a percentage of revenues, other operating expenses decreased to 17.5% for the twenty-four weeks ended June 20, 2011 from 18.5% for the twenty-four weeks ended June 14, 2010, primarily due to improved leverage relative to comparable restaurant sales growth. As a percentage of revenue, restaurant supplies, repair and maintenance costs, utility costs, and marketing and advertising costs all decreased as a result of the improved leverage and were the main drivers of the decrease in operating costs relative to revenues. As a percentage of revenues, marketing and advertising costs were lower due to greater leverage with the growth in comparable restaurant sales and the increase in the number of Brick House restaurants, which have lower marketing and advertising expenditures.

  General and Administrative

        General and administrative expenses increased by $1.6 million, or 16.8%, to $11.2 million for the twenty-four weeks ended June 20, 2011 from $9.6 million for the twenty-four weeks ended June 14, 2010 primarily driven by higher personnel costs from increased Restaurant Support Center headcount to manage and support the increase in new restaurants, higher incentive expenses due to improved operating performance, costs on abandoned restaurant development sites, and higher travel expenses due to restaurant development activity. As a percentage of revenues, general and administrative expenses decreased slightly to 5.9% for the twenty-four weeks ended June 20, 2011 from 6.0% for the twenty-four weeks ended June 14, 2010.

  Depreciation and Amortization

        Depreciation and amortization expense increased by $1.0 million, or 16.3%, to $6.9 million for the twenty-four weeks ended June 20, 2011 from $5.9 million for the twenty-four weeks ended June 14, 2010 primarily due to a higher depreciable base from new restaurants opened. As a percentage of revenues, depreciation and amortization declined to 3.6% for the twenty-four weeks ended June 20, 2011 from 3.7% for the twenty-four weeks ended June 14, 2010.

  Pre-Opening Costs

        Pre-opening costs increased by $0.5 million, or 38.0%, to $1.9 million for the twenty-four weeks ended June 20, 2011 from $1.4 million for the twenty-four weeks ended June 14, 2010. The increase was due to the timing of restaurant openings during 2011 and 2010. Seven restaurants were opened during the twenty-four weeks ended June 20, 2011, while four restaurants were opened during the twenty-four weeks ended June 14, 2010.

  Restaurant Impairments and Closures

        Restaurant impairments and closures decreased by $0.1 million, or 62.2%, due to miscellaneous closing expenses.

  Interest Expense, Net

        Interest expense, net increased by $2.9 million to $4.7 million for the twenty-four weeks ended June 20, 2011 from $1.8 million for the twenty-four weeks ended June 14, 2010 primarily due to the write-off of debt issuance costs related to the refinancing of our debt prior to the end of March 2011, the cost to terminate an interest rate swap agreement associated with that debt and the higher average outstanding debt balance.

  Gain on Insurance Settlements

        Gain on insurance settlements decreased by $0.2 million due to an insurance claim for one restaurant that was severely flooded and rebuilt in 2010.

  Income Tax Expense

        Income tax expense increased by $0.3 million, or 14.5%, to $2.0 million for the twenty-four weeks ended June 20, 2011 from $1.7 million for the twenty-four weeks ended June 14, 2010. The effective tax rates were 28.6% and 24.2% for the twenty-four weeks ended June 20, 2011 and the twenty-four weeks ended June 14, 2010, respectively. The tax rate for the twenty-four weeks ended June 20, 2011 was impacted by improved operating results and significant permanent differences, primarily FICA & Medicare tax paid on tips allowable as a federal tax credit. The tax rate for the twenty-four weeks ended June 14, 2010 was also impacted by permanent differences.

        In future fiscal years, we expect our effective tax rate to more closely approximate applicable statutory rates, reduced by the impact of applicable federal tax credits. Our effective tax rates for historic periods presented in this prospectus benefitted from current operating losses and/or the partial release of reserves against deferred tax assets that we do expect to benefit from in future periods.

  Net Income

        As a result of the foregoing, net income decreased 8.9%, or $0.5 million, to $4.9 million for the twenty-four weeks ended June 20, 2011 from $5.4 million for the twenty-four weeks ended June 14, 2010.

Fiscal Year 2010 (53 Weeks) Compared to Fiscal Year 2009 (52 Weeks)

  Financial Performance Overview

        The following are highlights of our performance for fiscal year 2010 compared to fiscal year 2009:

  •
  revenues increased 14.1% to $351.3 million;

  •
  comparable restaurant sales increased 4.9%;

  •
  new restaurants, net of closures, increased by seven;

  •
  as a percentage of revenues, labor decreased to 27.9% from 28.6%, primarily due to the efficiencies gained in hourly labor from implementing a new labor scheduling software system and better leveraging of restaurant management through increases in comparable restaurant sales;

  •
  income from operations increased 24.6% to $15.9 million; and

  •
  net income increased 17.2%, to $11.6 million.

        The following table sets forth information comparing the components of net income for fiscal year 2009 and fiscal year 2010.

	Fiscal Year
			Increase (Decrease)	Percent Change
	2009	2010
	(dollars in thousands)
Revenues	$307,801	$351,327	$43,526	14.1%
Restaurant operating costs
Cost of sales	89,845	103,981	14,136	15.7
Labor and benefits	87,920	98,162	10,242	11.6
Occupancy expenses	25,243	27,440	2,197	8.7
Other operating expenses	58,140	63,963	5,823	10.0
General and administrative	18,765	20,852	2,087	11.1
Depreciation and amortization	12,733	13,435	702	5.5
Pre-opening costs	1,323	3,844	2,521	190.6
Restaurant impairments and closures	15	909	894	5,960.0
Loss on disposal of property and equipment	1,017	2,797	1,780	175.0

Total costs and expenses	295,001	335,383	40,382	13.7%

Income from operations	12,800	15,944	3,144	24.6
Interest expense, net	(3,867)	(3,936)	(69)	1.8
Gain on insurance settlements	1,192	944	(248)	(20.8)

Income before income taxes	10,125	12,952	2,827	27.9%
Income tax expense	255	1,388	1,133	444.3

Net income	$9,870	$11,564	$1,694	17.2%

Other data:
Restaurant operating weeks	6,060	6,499	439	7.2%
Number of restaurants open (end of period)	119	126	7	5.9%

  Revenues

        Revenues were $351.3 million for fiscal year 2010, an increase of $43.5 million, or 14.1%, as compared to revenues of $307.8 million for fiscal year 2009. The revenue increase was driven by sales from non-comparable restaurants and comparable restaurant sales and one additional operating week in fiscal year 2010, contributing 7.7%, 4.6% and 1.9% of the total revenue increase, respectively. Year-over-year comparable restaurant sales increased 4.9%, largely due to a 5.8% increase in average check at Joe's Crab Shack, which was partially offset by a 0.6% decrease in guest counts.

  Cost of Sales

        Cost of sales increased $14.1 million, or 15.7%, to $104.0 million for fiscal year 2010, as compared to $89.8 million for fiscal year 2009, primarily due to the growth in revenues from new restaurants and existing restaurants. As a percentage of revenues, cost of sales increased to 29.6% for fiscal year 2010 from 29.2% for fiscal year 2009. The increase in cost of sales as a percentage of revenues was primarily driven by the impact from menu mix changes, which were partially offset by pricing and operating efficiency improvements. While the menu mix shift contributed to a higher cost of sales as a percentage of revenues, the shift also yielded higher gross profit dollars.

  Labor and Benefits

        Labor and benefits increased by $10.2 million, or 11.6%, to $98.2 million for fiscal year 2010 from $87.9 million for fiscal year 2009, primarily due to new restaurant openings and higher sales from the comparable restaurant base. As a percentage of revenues, labor and benefits decreased to 27.9% for fiscal year 2010 from 28.6% for fiscal year 2009. The improvement was primarily due to efficiencies gained in hourly labor from implementing a new labor scheduling software system and better leveraging of restaurant management personnel through increases in comparable restaurant sales.

  Occupancy Expenses

        Occupancy expenses increased by $2.2 million, or 8.7%, to $27.4 million for fiscal year 2010 from $25.2 million for fiscal year 2009, primarily due to new restaurant openings. As a percentage of revenues, occupancy expenses decreased to 7.8% for fiscal year 2010 from 8.2% for fiscal year 2009, primarily due to improved leverage relative to comparable restaurant sales growth.

  Other Operating Expenses

        Other operating expenses increased by $5.8 million, or 10.0%, to $64.0 million for fiscal year 2010 from $58.1 million for fiscal year 2009 primarily due to new restaurant openings. As a percentage of revenues, other operating expenses decreased to 18.2% for fiscal year 2010 from 18.9% for fiscal year 2009, primarily due to improved leverage relative to comparable restaurant sales growth. Lower marketing and advertising expenses as a percentage of revenues were the main drivers of the decrease in other operating costs relative to revenues. As a percentage of revenues, marketing and advertising costs are lower due to greater leverage with the growth in comparable restaurant sales and the increase in the number of Brick House restaurants, which have lower marketing and advertising expenditures.

  General and Administrative

        General and administrative expenses increased by $2.1 million, or 11.1%, to $20.9 million for fiscal year 2010 from $18.8 million for fiscal year 2009, primarily due to higher personnel costs from increased multi-unit manager and Restaurant Support Center headcount to manage and support the increase in new restaurants, higher travel expenses due to restaurant development activity, partially offset by lower legal expenses due to improved experience in resolving specific claims against the Company. As a percentage of revenues, general and administrative expenses decreased to 5.9% for fiscal year 2010 from 6.1% for fiscal year 2009, primarily due to improved leverage relative to the growth in revenues.

  Depreciation and Amortization

        Depreciation and amortization expense increased by $0.7 million, or 5.5%, to $13.4 million for fiscal year 2010 from $12.7 million for fiscal year 2009, primarily due to a higher depreciable base from new restaurants opened. As a percentage of revenues, depreciation and amortization declined to 3.8% for fiscal year 2010 from 4.1% for fiscal year 2009.

  Pre-Opening Costs

        Pre-opening costs increased by $2.5 million, or 190.6%, to $3.8 million for fiscal year 2010 from $1.3 million for fiscal year 2009. The increase was due to the number of restaurant openings. Eleven new restaurants were opened in fiscal year 2010 (including one that reopened after being rebuilt) compared to five new restaurants opened in fiscal year 2009.

  Restaurant Impairments and Closures

        We performed a long-lived asset impairment analysis during fiscal year 2010 and determined that two restaurants had carrying amounts in excess of their fair value. Impairment charges of $0.3 million were recorded as a result. No impairment charges were recorded in fiscal year 2009. Three restaurants were also closed in fiscal year 2010 accounting for the additional $0.6 million in expense.

  Loss on Disposal of Property and Equipment

        Loss on disposal of property and equipment increased by $1.8 million to $2.8 million for fiscal year 2010 from $1.0 million for fiscal year 2009. The loss in fiscal year 2010 was primarily due to the writeoff of property and equipment for two Joe's restaurant locations; one was razed and rebuilt due to the condition of the facility while the other underwent construction to re-brand it as a Brick House restaurant. The loss in fiscal year 2009 was due to the closure of two restaurants and the writeoff of other assets no longer used in the business.

  Interest Expense, Net

        Interest expense, net increased slightly by approximately $0.1 million to $3.9 million for fiscal year 2010, primarily due to an extra week of interest on our outstanding debt from our bank credit facility.

  Gain on Insurance Settlements

        The gain on insurance settlements of $0.9 million for fiscal year 2010 related to the settlement of an insurance claim for one restaurant severely flooded and rebuilt in fiscal year 2010. The gain on insurance settlements of $1.2 million in fiscal year 2009 related to an insurance claim for hurricane damage to several Texas restaurants incurred late in fiscal year 2008.

  Income Tax Expense

        Income tax expense increased by $1.1 million to $1.4 million for fiscal year 2010 from $0.3 million for fiscal 2009. The effective tax rates were 10.7% and 2.5% for fiscal year 2010 and fiscal year 2009, respectively. The tax rate for fiscal year 2010, relative to pretax income of $13.0 million, was impacted by significant permanent differences, primarily FICA & Medicare tax paid on tips allowable as a federal tax credit, and a $1.9 million partial release of the reserve against deferred tax assets. The impact of these items is less profound in 2010 and results in a higher effective tax rate due to the increase in pretax income. The tax rate for fiscal year 2009, relative to pretax income of $10.1 million, was also impacted by permanent differences and a $2.1 million partial release of the reserve against deferred tax assets.

        Net deferred tax assets consist primarily of temporary differences and net operating loss and credit carry-forwards. The valuation allowance was established primarily on FICA credit carry-forwards that begin to expire in 2027, as we believed that it was more likely than not that these deferred tax assets would not be realized. We will analyze the need for this reserve periodically. The tax benefits relating to any reversal of the valuation allowance will be recognized as a reduction of income tax expense.

  Net Income

        As a result of the foregoing, net income increased 17.2%, or $1.7 million, to $11.6 million for fiscal year 2010 from $9.9 million for fiscal year 2009.

Fiscal Year 2009 (52 Weeks) Compared to Fiscal Year 2008 (52 Weeks)

  Financial Performance Overview

        The following are highlights of our performance for fiscal year 2009 compared to fiscal year 2008:

  •
  revenues increased 12.6% to $307.8 million from $273.4 million;

  •
  comparable restaurant sales increased 9.5%;

  •
  new restaurants, net of closures, increased by three in fiscal year 2009 compared to a decrease of three in fiscal year 2008;

  •
  income from operations increased 404.3% to $12.8 million primarily due to the strong comparable restaurant sales increase and the resulting leverage over operating expenses; and

  •
  net income increased $13.1 million to $9.9 million compared to a net loss of $3.2 million.

        The following table sets forth information comparing the components of net income (loss) for fiscal year 2008 and fiscal year 2009.

	Fiscal Year
			Increase (Decrease)	Percent Change
	2008	2009
	(dollars in thousands)
Revenues	$273,359	$307,801	$34,442	12.6%
Restaurant operating costs
Cost of sales	80,573	89,845	9,272	11.5
Labor and benefits	80,604	87,920	7,316	9.1
Occupancy expenses	21,610	25,243	3,633	16.8
Other operating expenses	57,210	58,140	930	1.6
General and administrative	15,383	18,765	3,382	22.0
Depreciation and amortization	13,898	12,733	(1,165)	(8.4)
Pre-opening costs	779	1,323	544	69.8
Restaurant impairments and closures	680	15	(665)	(97.8)
Loss on disposal of property and equipment	84	1,017	933	1,110.7

Total costs and expenses	270,821	295,001	24,180	8.9%

Income from operations	2,538	12,800	10,262	404.3
Interest expense, net	(5,659)	(3,867)	1,792	(31.7)
Gain on insurance settlements	—	1,192	1,192	—

(Loss) income before income taxes	(3,121)	10,125	13,246	*
Income tax expense	90	255	165	183.3

Net (loss) income	$(3,211)	$9,870	$13,081	*

Other data:
Restaurant operating weeks	6,038	6,060	22	0.4%
Number of restaurants open (end of period)	116	119	3	2.6%

*
Not meaningful.

  Revenues

        Revenues were $307.8 million for fiscal year 2009, an increase of $34.4 million, or 12.6%, as compared to revenues of $273.4 million for fiscal year 2008. The revenue increase was driven by an increase in sales from comparable restaurants and non-comparable restaurants, contributing 9.3% and

3.3% of the total revenue increase, respectively. Comparable restaurant sales growth was 9.5% for fiscal year 2009 compared to fiscal year 2008 due to an 8.5% increase in average check at Joe's Crab Shack, while guest counts increased by 1.1%. Brick House Tavern + Tap had no restaurants that were comparable in fiscal year 2009.

  Cost of Sales

        Cost of sales increased $9.3 million, or 11.5%, to $89.8 million for fiscal year 2009, as compared to $80.6 million for fiscal year 2008, primarily due to the growth in revenues from comparable restaurants. As a percentage of revenues, cost of sales decreased to 29.2% for fiscal year 2009 from 29.5% for fiscal year 2008. The decrease in cost of sales as a percentage of revenues was primarily driven by slightly lower cost of crab and other commodities, partially offset by menu mix shift and investments in select menu items.

  Labor and Benefits

        Labor and benefits increased by $7.3 million, or 9.1%, to $87.9 million for fiscal year 2009 from $80.6 million for fiscal year 2008, primarily due to new restaurant openings and higher sales from the comparable restaurant base. As a percentage of revenues, labor and benefits decreased to 28.6% for fiscal year 2009 from 29.5% for fiscal year 2008. The improvement was primarily due to leveraging restaurant personnel through a strong increase in comparable restaurant sales.

  Occupancy Expenses

        Occupancy expenses increased by $3.6 million, or 16.8%, to $25.2 million for fiscal year 2009 from $21.6 million for fiscal year 2008, primarily due to the modification of 29 restaurant capital leases in April 2008 and the net increase in restaurants open. These leases were previously part of a sale leaseback financing transaction and had been treated as capital leases. After the lease agreements were amended, the leases were treated as operating leases and rent expense began being recorded. If the lease terms had been modified prior to fiscal year 2008, occupancy expenses for fiscal year 2008 would have been approximately $1.7 million higher and occupancy expenses as a percentage of revenues would have been 8.5%. For fiscal year 2009, occupancy expenses as a percentage of revenues was 8.2%.

  Other Operating Expenses

        Other operating expenses increased by $0.9 million, or 1.6%, to $58.1 million for fiscal year 2009 from $57.2 million for fiscal year 2008 primarily due to increased leverage of sales growth and lower utility expenses. As a percentage of revenues, other operating expenses decreased to 18.9% for fiscal year 2009 from 20.9% for fiscal year 2008, primarily due to greater leverage relative to strong sales growth for comparable restaurants. Lower utility expenses and marketing and advertising expenses as a percentage of revenues were the main drivers of the decrease in operating costs relative to revenues.

  General and Administrative

        General and administrative expenses increased by $3.4 million, or 22.0%, to $18.8 million for fiscal year 2009 from $15.4 million for fiscal year 2008, primarily due to higher personnel costs from increased multi-unit manager and Restaurant Support Center headcount to manage and support the increase in new restaurants and higher incentive expenses due to improved operating performance. As a percentage of revenues, general and administrative expenses increased to 6.1% for fiscal year 2009 from 5.6% for fiscal year 2008, primarily due to lower leverage relative to the growth in revenues.

  Depreciation and Amortization

        Depreciation and amortization expense decreased by $1.2 million, or 8.4%, to $12.7 million for fiscal year 2009 from $13.9 million for fiscal year 2008, primarily due to decreased depreciation from a restaurant with assets that became fully depreciated in fiscal year 2008 and the modification of 29 restaurant leases in April 2008. At that time, $79.0 million in property and improvements ceased being depreciated and were removed from the consolidated balance sheet since the leases began being treated as operating leases instead of as capital leases. As a percentage of revenues, depreciation and amortization declined to 4.1% for fiscal year 2009 from 5.1% for fiscal year 2008.

  Pre-Opening Costs

        Pre-opening costs increased by $0.5 million, or 69.8%, to $1.3 million for fiscal year 2009 from $0.8 million for fiscal year 2008. The increase was due to the number of restaurant openings. Five new restaurants were opened in fiscal year 2009 compared to two new restaurants opened in fiscal year 2008.

  Restaurant Impairments and Closures

        We did not recognize any impairment charges in fiscal year 2009. A long-lived asset impairment analysis conducted in fiscal year 2008 determined that two restaurants had carrying amounts in excess of their fair value. Impairment charges of $0.1 million were recorded as a result. We also closed or converted five restaurants in fiscal year 2008 compared to one restaurant converted in fiscal year 2009.

  Loss on Disposal of Property and Equipment

        Loss on disposal of property and equipment increased by $0.9 million to $1.0 million for fiscal year 2009 from $0.1 million for fiscal year 2008. The loss in fiscal year 2009 was primarily due to the closure of two restaurants and the writeoff of other fixtures and computer equipment no longer used in the business.

  Interest Expense, Net

        Interest expense, net decreased by $1.8 million to $3.9 million for fiscal year 2009 from $5.7 million for fiscal year 2008, primarily due to the modification of 29 restaurant leases in April 2008. These leases were previously treated as capital leases and after the amendment, they were treated as operating leases. Capital lease obligations of $78.2 million were removed from the consolidated balance sheet at that time.

  Gain on Insurance Settlements

        The gain on insurance settlements of $1.2 million for fiscal year 2009 related to an insurance claim for hurricane damage to several Texas restaurants incurred late in fiscal year 2008. There were no insurance settlements on casualty events in fiscal year 2008.

  Income Tax Expense

        Income tax expense increased by $0.2 million to $0.3 million for fiscal year 2009 from $0.1 million for fiscal 2008. The effective tax rates were 2.5% and (2.9%) for fiscal year 2009 and fiscal year 2008, respectively. The tax rate for fiscal year 2009, relative to pretax income of $10.1 million, was impacted by significant permanent differences, primarily FICA & Medicare tax paid on tips allowable as a federal tax credit, and a $2.1 million partial release of the reserve against deferred tax assets. The tax rate for fiscal year 2008, relative to a pretax loss of $3.1 million, was also impacted by permanent differences and a $2.0 million increase to our valuation allowance against net deferred tax assets.

        Net deferred tax assets consist primarily of temporary differences and net operating loss and credit carry-forwards. The valuation allowance was established as we believed that it was more likely than not that these deferred tax assets would not be realized. The tax benefits relating to any reversal of the valuation allowance will be recognized as a reduction of income tax expense.

  Net Income (Loss)

        As a result of the foregoing, net income increased to $9.9 million in fiscal year 2009 from a net loss of $3.2 million in fiscal year 2008.

Quarterly Results and Seasonality

        The following table sets forth certain unaudited financial and operating data in each fiscal quarter during fiscal years 2009 and 2010, and the first quarter of fiscal year 2011. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated and unaudited condensed consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. There is a seasonal component to Joe's Crab Shack's business which typically peaks in the summer months (June, July and August) and slows in the winter months (November, December, January). Because of the seasonality of our business, results for any fiscal quarter are not necessarily indicative of the results that may be achieved for future fiscal quarters or for the full fiscal year. All quarterly periods presented below include 12 weeks, except for the fourth quarter of fiscal year 2009, which included 16 weeks and the fourth quarter of fiscal year 2010, which included 17 weeks.

	Fiscal Year 2009				Fiscal Year 2010				Fiscal Year 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Number of restaurants open at end of period	116	115	117	119	122	123	123	126	129	133
Total revenues (in millions)	$65.8	$78.5	$90.3	$73.2	$71.9	$88.5	$102.6	$88.3	$87.4	$103.2
Change in total comparable restaurant sales	8.4%	13.3%	11.1%	4.3%	5.1%	3.4%	4.9%	6.5%	9.4%	6.0%

Average weekly sales (in thousands)	$47	$57	$65	$39	$50	$60	$69	$42	$57	$66
Average unit volumes (in thousands)	$555	$674	$775	$589	$585	$695	$822	$682	$673	$774

Liquidity and Capital Resources

  General

        Our primary sources of liquidity and capital resources have been cash provided from operating activities, cash and cash equivalents, and the senior secured credit facility. Our primary requirements for liquidity and capital are new restaurant development, working capital and general corporate needs. Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate, and will continue to operate with negative working capital. Our requirement for working capital is not significant since our restaurant guests pay for their food and beverage purchases in cash or payment cards (credit or debit) at the time of sale. Thus, we are able to sell many of our inventory items before we have to pay our suppliers for such items. Our restaurants do not require significant inventories or receivables.

        We believe that these sources of liquidity and capital will be sufficient to finance our continued operations and expansion plans for at least the next twelve months.

        The following table shows summary cash flows information for fiscal years 2008, 2009 and 2010, and the twenty-four weeks ended June 14, 2010 and June 20, 2011:

				Twenty-Four Weeks Ended
	Fiscal Years
				June 14, 2010	June 20, 2011
	2008	2009	2010
	(in thousands)
Net cash provided by (used in):
Operating activities	$6,471	$14,953	$37,914	$23,169	$19,287
Investing activities	(10,560)	(14,745)	(30,163)	(9,636)	(18,038)
Financing activities	3,942	(342)	(155)	(58)	(124)

Net (decrease) increase in cash and cash equivalents	$(147)	$(134)	$7,596	$13,475	$1,125

  Operating Activities

        Net cash provided by operating activities was $19.3 million for the twenty-four weeks ended June 20, 2011 compared to $23.2 million for the twenty-four weeks ended June 14, 2010. The decrease was primarily due to the timing of vendor payments at the end of fiscal year 2009, partially offset by additional guest receipts.

        Net cash provided by operating activities was $37.9 million in fiscal year 2010 compared to $15.0 million in fiscal year 2009. The increase in fiscal year 2010 was primarily the result of increased sales, partially offset by timing of vendor payments. Net cash provided by operating activities in fiscal year 2008 was $6.5 million. The improvement in fiscal year 2009 as compared to fiscal year 2008 was mostly the result of increase in sales, partially offset by an acceleration of vendor payments made at the end of fiscal year 2009 in order to take advantage of favorable payment terms.

  Investing Activities

        Capital expenditures were $18.3 million for the twenty-four weeks ended June 20, 2011 compared to $11.6 million for the twenty-four weeks ended June 14, 2010. Capital expenditures for fiscal years 2010, 2009 and 2008 were $33.0 million, $18.3 million and $7.6 million, respectively. In each period, development of new locations accounted for most of the expenditures. Period-over-period variances in capital expenditures are due to the number and timing of new or updated locations under construction. We estimate that total capital expenditures for fiscal year 2011 will be approximately $37.0 to $42.0 million.

  Financing Activities

        Net cash used in financing activities was $0.1 million for the twenty-four weeks ended June 20, 2011 compared to net cash used in financing activities of $58 thousand for the twenty-four weeks ended June 14, 2010. The increase in net cash used was primarily due to the net effect of refinancing our senior credit facility in March 2011 and a scheduled $0.8 million principal repayment. We made mandatory principal repayments on our previous senior secured term loan facility totaling $0.1 million for each of fiscal years 2010 and 2009. We had no outstanding balance on our revolving credit facility as of January 3, 2011.

  Senior Secured Credit Facility

        In November 2006, we entered into a $125.0 million credit agreement that consisted of a $100.0 million first-lien bank credit facility due November 2012 and a $25.0 million second-lien term loan due May 2013. The first-lien bank credit facility was comprised of a $90.0 million term loan and a $10.0 million revolving credit facility. The interest rate of the first-lien term loan was set at LIBOR plus 3.75% or the bank's base rate plus 2.75%. The second-lien term loan bore interest at the lower of

LIBOR plus 7.5% or the bank's base rate plus 6.5%. The first-lien term loan required quarterly principal payments of $25,510 plus accrued interest through September 2012. The first-lien bank credit facility and the second-lien term loan were repaid in full and terminated as part of the refinancing in March 2011 discussed below.

        In March 2011, we entered into a $145.0 million senior secured credit facility with General Electric Capital Corporation and a syndicate of financial institutions. The senior secured credit facility consists of (a) a five-year $120.0 million term loan and (b) a five-year $25.0 million revolving credit facility, which includes a letter of credit sub-facility of up to $6.0 million and a swing line facility of up to $5.0 million. We used the proceeds from the term loan to repay in full $34.8 million under our prior credit facility, make an $80.0 million distribution to J.H. Whitney VI indirectly through JCS Holdings, LLC, our parent company, and terminate the interest rate swap contract on our prior credit facility. As of June 20, 2011, we had $119.3 million of outstanding borrowings under our senior secured credit facility and $1.4 million outstanding in letters of credit.

        Our senior secured credit facility requires us to maintain a certain effective leverage ratio, as defined in the credit agreement, as of the last day of each fiscal quarter. For the fiscal quarter ending September 12, 2011, the effective leverage ratio may not be more than 5.50:1; for the fiscal quarters ending January 2, 2012 and March 26, 2012, the effective leverage ratio may not be more than 5.40:1; for the fiscal quarter ending June 18, 2012, the effective leverage ratio may not be more than 5.25:1; for the fiscal quarters ending September 10, 2012, December 31, 2012, March 25, 2013 and June 17, 2013, the effective leverage ratio may not be more than 5.00:1; for the fiscal quarters ending September 9, 2013, December 30, 2013, March 24, 2014 and June 16, 2014, the effective leverage ratio may not be more than 4.75:1; and for the fiscal quarter ending September 8, 2014 and the last day of each fiscal quarter thereafter, the effective leverage ratio may not be more than 4.50:1.

        Our senior secured credit facility also requires us to maintain a certain fixed charge coverage ratio as of the last day of each fiscal quarter. For the fiscal quarters ending September 9, 2011 through June 18, 2012, the fixed charge coverage ratio may not be less than 1.40:1; for the fiscal quarters ending September 10, 2012 through September 9, 2013, the fixed charge coverage ratio may not be less than 1.45:1; and for the fiscal quarter ending December 30, 2013 and thereafter, the fixed charge coverage ratio may not be less than 1.40:1.

        Finally, our senior secured credit facility limits the amount of consolidated capital expenditures, excluding maintenance capital expenditures, we may incur in any fiscal year, provided that we may carry over into the next fiscal year, the lesser of (i) 75% of the unused amount of consolidated capital expenditures for any fiscal year and (ii) $10.0 million. For fiscal year ending January 2, 2012, the capital expenditure limit is $42.75 million; for fiscal year ending December 31, 2012, the capital expenditure limit is $34.0 million; for fiscal year ending December 30, 2013, the capital expenditure limit is $33.0 million; for fiscal year ending December 29, 2014, the capital expenditure limit is $33.25 million; and for fiscal year ending December 28, 2015 and each fiscal year thereafter, the capital expenditure limit is $33.5 million.

        We were in compliance with these covenants as of June 20, 2011. Failure to comply with these covenants in the future could cause an acceleration of outstanding amounts under the term loan and restrict us from borrowing under the revolving credit facility to fund our liquidity requirements. Our effective leverage ratio and fixed rate ratio are each calculated based on Adjusted EBITDA, as presented in this prospectus. In connection with this offering we intend to refinance or obtain an amendment to the senior secured credit facility to permit this offering, to allow us to use the proceeds from this offering in the manner described in "Use of Proceeds" and for certain related matters.

  Initial Public Offering

        We believe that becoming a public company may provide additional sources of liquidity because we will have better access to public markets in order to raise additional capital. In addition, we believe that current conditions in the capital markets provide us with an attractive opportunity for an initial public offering.

Off-Balance Sheet Arrangements

        Except for restaurant operating leases, we have no material off-balance sheet arrangements.

Contractual Obligations

        The following table sets forth our contractual obligations and commercial commitments as of January 3, 2011:

	Payments Due by Period in Years
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Senior credit facility(a)	$34,796	$102	$34,694	$—	$—
Operating leases(b)	261,350	20,283	41,150	39,663	160,254
Interest payments(a)	3,368	1,760	1,608	—	—
Capital leases	37	35	2	—	—

Total	$299,551	$22,180	$77,454	$39,663	$160,254

(a)
We refinanced our senior secured credit facility in March 2011 (see discussion above). As of June 20, 2011, we have $119.3 million outstanding under the refinanced facility due March 24, 2016, which bears interest at 6.25%. As a result of this refinancing:

•
scheduled principal payments in the new senior secured credit facility are scheduled to be $2.25 million in fiscal year 2011, $3.0 million in fiscal year 2012, $5.25 million in fiscal year 2013, $8.25 million in fiscal year 2014, $11.25 million in fiscal year 2015, and $90.0 million thereafter; and

•
assuming no change in the interest rate in effect at June 20, 2011, the scheduled cash interest payments would be $5.6 million in fiscal year 2011, $7.3 million in fiscal year 2012, $7.1 million in fiscal year 2013, $6.7 million in fiscal year 2014, $6.1 million in fiscal year 2015 and $1.4 million thereafter.

(b)
Includes base lease terms and certain optional renewal periods that are included in the lease term in accordance with accounting guidance related to leases.

  Indemnifications

        We are parties to certain indemnifications to third parties in the ordinary course of business. The probability of incurring an actual liability under such indemnifications is sufficiently remote so that no liability has been recorded.

Segment Reporting

        We own and operate the Joe's Crab Shack and Brick House Tavern + Tap restaurant brands in the United States. All of our restaurants compete in the full-service casual dining industry, providing similar products to similar guests. Our brands also possess similar economic characteristics, resulting in similar long-term expected financial performance characteristics. We believe we meet the criteria for aggregating our restaurant operations into a single reporting segment.

Impact of Inflation

        Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and beverages, labor, energy and other services. Substantial increases in costs and expenses could impact our operating results to the extent such increases cannot be passed along to our guests. Apart from the commodity effects discussed above, in general, we have been able to substantially offset restaurant and operating cost increases resulting from inflation by altering our menu items, increasing menu prices, making productivity improvements or other adjustments. However, certain areas of costs, notably labor and utilities, can be significantly volatile or subject to significant changes due to changes in laws or regulations, such as the minimum wage laws. There can be no assurance that we will continue to generate increases in comparable restaurant sales in amounts sufficient to offset inflationary or other cost pressures.

Recent Accounting Pronouncements

        In January 2010, the FASB issued Accounting Standards Update, or ASU, No. 2010-06, Improving Disclosures about Fair Value Measurements, which requires entities to disclose separately the amount and reasons behind significant transfers in and out of Level 1 and 2, disclose the fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used to measure both recurring and nonrecurring activities under Levels 2 and 3. The new disclosure requirements are effective for interim and annual reporting periods beginning after December 15, 2009. ASU 2010-06 also requires that reconciliations for fair value measurements using significant unobservable inputs, or Level 3, should separately present significant information on a gross basis. This Level 3 disclosure requirement is effective for fiscal years beginning after December 15, 2010. We adopted ASU 2010-06 and early adopted its Level 3 disclosure requirement as of December 29, 2009. Our adoption of ASU 2010-06 did not have a material impact on our consolidated financial statements.

        In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS, which clarifies Topic 820 and provides guidance on changes to certain principles or requirements for measuring fair value. The amendment is effective during interim and annual periods beginning after December 15, 2011. We do not believe that adoption of this standard will have a significant impact on our consolidated financial statements.

        In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholder's equity and other reclassifications presented in the financial statements. The update is effective for fiscal years and interim periods beginning after December 15, 2011. We do not believe adoption of this standard will have a significant impact on the consolidated financial statements.

Critical Accounting Policies

        We prepare our consolidated financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting policies are those that management believes are both most important to the portrayal of our financial condition and operating results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience, outside advice from parties believed to be experts in such matters, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Our significant accounting policies can be found in Note 2 to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

  Impairment of Long-Lived Assets and Disposal of Property and Equipment

        We evaluate the recoverability of the carrying amount of long-lived assets, which include property and equipment and intangible assets with definite useful lives, whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. Our review for impairment of these long-lived assets takes into account estimates of future undiscounted cash flows. Factors considered include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, and significant negative industry or economic trends. Our asset group for impairment testing is comprised of the assets and liabilities of each of our individual restaurants, since this is the lowest level of identifiable cash flows. An impairment loss is recognized if the future undiscounted cash flows associated with the assets are less than their carrying value. Impairment losses are measured as the amount by which the carrying values of the assets exceed their fair values. For assets held for sale or disposal, we measure fair value using quoted market prices or an estimation of net realizable value.

        From time to time, we have decided to close or dispose of restaurants. Typically, such decisions are made based on operating performance or strategic considerations and must be made before the actual costs or proceeds of disposition are known, and management must make estimates of these outcomes. Such outcomes could include the sale of a leasehold, mitigating costs through a tenant or subtenant, or negotiating a buyout of a remaining lease term. In these instances, management evaluates possible outcomes, frequently using outside real estate and legal advice, and records provisions for the effect of such outcomes. The accuracy of such provisions can vary materially from original estimates, and management regularly monitors the adequacy of the provisions until final disposition occurs.

  Leases

        We currently lease all of our restaurant locations under leases classified as operating leases. Minimum base rent for our operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. As such, an equal amount of rent expense is attributed to each period during the term of the lease regardless of when actual payments occur. Lease terms begin on the inception date and include option periods only where such renewals are imminent and assured. The difference between rent expense and actual cash payments is classified as deferred rent in the consolidated balance sheets.

        Some of our leases provide for contingent rent, which is determined as a percentage of sales in excess of specified minimum sales levels. We recognize contingent rent expense prior to the achievement of the specified sales target that triggers the contingent rent, provided achievement of the sales target is considered probable.

  Insurance Reserves

        We maintain large deductibles on workers' compensation, general liability, property, and business interruption insurance coverage. These policies have been structured to limit our per-occurrence exposure. We record a liability for workers' compensation and general liability for all unresolved claims based on actuarial information provided by our insurance brokers and insurers, combined with management judgments regarding economic conditions, including future medical and indemnity costs, the frequency and severity of claims and claim development history, case jurisdiction, applicable legislation and settlement practices. Changes in any of these factors in the future may produce materially different amounts of expense than otherwise would be reported under these insurance programs.

  Income Taxes

        We are subject to U.S. federal income tax and income taxes imposed in the state and local jurisdictions where we operate restaurants. Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

        We file income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. We are subject to U.S. federal income tax examinations by tax authorities for the fiscal year ended January 1, 2007 and forward. Although the outcome of any potential tax audit is uncertain, we believe that we do not have significant uncertain tax positions, as defined in ASC No. 740, Income Taxes, that need to be recognized in our financial statements. We also have an on-going federal income tax audit for fiscal year 2009 that we believe will not have a material impact to our financial statements.

  Stock-Based Compensation

        Certain key members of management and independent directors have been granted common units of JCS Holdings, LLC, our parent company, under unit grant agreements. Because our parent company's membership interests have no active market, we estimated the fair value of each common unit granted on the date of grant based on a variety of considerations and assumptions, including but not limited to a third-party valuation. The valuation study used the market and income approaches with an appropriate discount factor for the common unit's lack of marketability. Common units granted prior to 2009 did not have any value at their grant date and no common units were granted in 2010.

        We recognize compensation expense for employee and independent director services received in exchange for our parent company's common units, which is equal to the fair value of the common units at grant date. We ratably expense the fair value of grants in general and administrative expenses in our consolidated statements of operations over the remaining service period of the awards.

  Claims and Other Contingencies

        We recognize legal claims and other loss contingencies when information becomes available indicating that a liability has been incurred and the loss amount can be reasonably estimated. Predicting the outcome of claims and litigation involves substantial uncertainties that could cause actual results to vary materially from estimates. We recognize legal expenses, including those related to loss contingencies, as incurred.

        Generally, we do not recognize gain contingencies until all contingencies have been resolved, but we recognize gain contingencies that are recoveries of previously recognized contingent losses when realization of the recovery is deemed probable and reasonably estimable.

Quantitative and Qualitative Disclosures of Market Risks

  Commodity Price Risk

        Many of the food products we purchase are affected by commodity pricing that is subject to price volatility caused by weather, production problems, delivery difficulties and other factors that are outside our control and are generally unpredictable. For fiscal year 2010, Snow Crab, Dungeness Crab, King Crab and shrimp accounted for approximately 47% of total food purchases. Crab is wild caught and sourced from government regulated and sustainable fisheries. During the current fiscal year, we have experienced increases in crab costs. The impact of some of these increases was partially offset by certain fixed forward pricing contracts for hard shell crab but we anticipate our food costs will increase over the balance of 2011. Other categories affected by the commodities markets, such as seafood, beef and fish, may each account for approximately 5 to 8% of our food purchases. While we have some of our food items prepared to our specifications, our food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities we require, we believe that there are sufficient other quality suppliers in the marketplace that our sources of supply can be replaced as necessary. We also recognize, however, that commodity pricing is extremely volatile and can change unpredictably and over short periods. Our purchasing department negotiates prices and quantities for all of our ingredients through either cancellable contracts (with varying length terms), spot market purchases or commodity pricing formulas. Changes in commodity prices would generally affect us and our competitors similarly, depending on the terms and duration of supply contracts. We also enter into fixed price supply contracts for certain products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, we believe we will be able to pass through some or all of the increased commodity costs by adjusting menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances, increases in commodity prices can have an adverse effect on margins.

  Interest Rate Risk

        We are subject to interest rate risk in connection with borrowings under our senior secured credit facility, which bear interest at variable rates. As of June 20, 2011, we had $119.3 million outstanding under our senior secured credit facility. Derivative financial instruments, such as interest rate swap agreements and interest rate cap agreements, may be used for the purpose of managing fluctuating interest rate exposures that exist from our variable rate debt obligations that are expected to remain outstanding. Interest rate changes do not affect the market value of such debt, but could impact the amount of our interest payments, and accordingly, our future earnings and cash flows, assuming other factors are held constant. Our current LIBOR-based borrowings are subject to an interest rate floor of 150 basis points. Prevailing interest rates would have to increase by approximately 130 basis points over the interest rate at June 20, 2011, before our interest expense would change.

BUSINESS

Our Company

        Through the success of our two restaurant businesses, Joe's Crab Shack and Brick House Tavern + Tap, we believe that Ignite Restaurant Group is developing a reputation as a company that can successfully create, develop and grow distinctive restaurant brands. Each of our restaurant businesses offers a variety of high-quality food in a unique, casual, high-energy atmosphere. Joe's Crab Shack and Brick House Tavern + Tap operate in a diverse set of markets across the United States.

        Joe's Crab Shack, founded in 1991, is an established, national chain of casual seafood restaurants. Joe's serves a variety of high-quality seafood items, with an emphasis on crab. Joe's is a high-energy, family-friendly restaurant that encourages guests to "roll up your sleeves and crack into some crab."

        Brick House Tavern + Tap, founded in 2008, is a casual restaurant business that provides guests a differentiated "gastro pub" experience by offering a distinctive blend of menu items in a polished setting. Brick House seeks to strike a balance between providing guests with an elevated experience while also appealing to "every-man, every-day." Brick House was recently listed as the #1 "up and comer" full-service, varied-menu restaurant business by Technomic, a leading restaurant industry consulting and research firm.

        Our comparable restaurant sales have increased for 12 consecutive fiscal quarters and outperformed the KNAPP-TRACK™ report of casual dining restaurants, which is comprised of approximately 50 casual dining restaurant brands, over the same period of time. We have grown our comparable restaurant sales by 17.0% on a cumulative basis over the last three fiscal years. During the twenty-four weeks ended June 20, 2011, our comparable restaurant sales increased by 7.6% over the comparable period in our prior fiscal year.

        Over the last three fiscal years ended January 3, 2011, we opened 14 new restaurants, closed seven restaurants and converted three Joe's Crab Shack restaurants to Brick House restaurants, which resulted in a net total of seven new restaurants. We have opened nine new restaurants in fiscal year 2011 (as of August 31, 2011). Total revenues and Adjusted EBITDA (a non-GAAP financial measure) have improved at compounded annual growth rates of 13.4% and 39.8%, respectively, over the last three fiscal years ended January 3, 2011. Over the same period, our total revenues increased from $273.4 million to $351.3 million, net income increased from a net loss of $3.2 million to net income of $11.6 million and Adjusted EBITDA increased from $20.3 million to $39.7 million.

        As of August 31, 2011, we owned and operated 135 restaurants in 32 states.

Our Business Strengths

        We are focused on developing brands that have category leading and defendable positions within the casual dining segment. As a result, our core business strengths include the following:

        Highly Differentiated Restaurant Brands.    Our restaurants strive to provide a unique guest experience in a "come-as-you-are," upbeat and inviting restaurant environment. Both Joe's Crab Shack and Brick House Tavern + Tap are distinctively positioned restaurant brands, designed to have unique guest appeal. Joe's Crab Shack is a leading casual seafood brand that offers more than just a meal—a visit to Joe's is an event for the whole family, a night out. We provide a memorable, shareable "crab-cracking experience" where guests can roll up their sleeves and "break out of their shell" in a vacation-themed environment that offers an escape from the everyday. Brick House Tavern + Tap offers a comfortable, modern setting where guests can gather and share their passion for elevated, all-American food and beer. Each brand features food offerings and an atmosphere that attracts a diverse group of guests.

        Authentic and Unique Menu Offerings.    We offer high-quality, authentic seafood at Joe's Crab Shack and trend-forward, chef-inspired, contemporary tavern food and other American fare at Brick House Tavern + Tap. Signature dishes at both brands feature craveable flavor profiles. Food menus are complemented by an assortment of beverages and distinctive cocktails, including Joe's Shark Bite and Brick House's tap-at-your-table Beer Bongs. Our culinary and beverage teams develop recipes and menu offerings for both Joe's and Brick House to ensure that all items feature distinctive twists on classic items, as well as items exclusive to each brand.

        Memorable Guest Service.    Our servers are friendly, attentive and responsive to the needs of our guests. In addition, our servers strive to provide guests an unforgettable dining experience. Joe's staff creates a fun-loving atmosphere through energetic and interactive dancing, while the staff at Brick House is focused on entertaining and providing hospitable and personal service to guests. We achieve this through experienced restaurant management teams that implement training programs specific to the menu and culture of each brand. We believe our distinctive guest service models provide an additional layer of brand differentiation.

        Attractive Unit Economics.    We have successfully increased our restaurant average unit volumes at a compounded annual growth rate of 9.3%, from $2.4 million in fiscal year 2008 to $2.8 million in fiscal year 2010. Over the same period of time, we have increased our restaurant-level profit margin (a non-GAAP financial measure) by 410 basis points from 12.6% to 16.7%. We are targeting average unit volumes and restaurant-level profit margins for new locations to exceed system-wide fiscal year 2010 levels.

        Experienced Management Team.    Our experienced team of industry veterans has an average of 19 years of experience with restaurant companies such as T.G.I. Friday's, Darden, Applebee's, Yum! Brands, Landry's and Sbarro. Our management team is led by Raymond A. Blanchette, III, our President and Chief Executive Officer, who joined us in 2007. Mr. Blanchette was a former President for Pick Up Stix and Executive Director of International Business at T.G.I. Friday's, both are brands operated by Carlson Restaurants Worldwide. Within twelve months of his arrival, Mr. Blanchette transformed our leadership team by recruiting five highly experienced restaurant executives. Despite a difficult economic environment, we have achieved 12 consecutive fiscal quarters of comparable restaurant sales growth, expanded our geographic footprint and improved our financial performance. From fiscal year 2008 to fiscal year 2010, we increased net income from a net loss of $3.2 million to net income of $11.6 million and increased Adjusted EBITDA from $20.3 million to $39.7 million. The experience of our management team has allowed us to transform Joe's Crab Shack into a market leader while simultaneously developing and launching Brick House Tavern + Tap.

Our Strategy

        Our strategies include the following:

        Disciplined New Restaurant Growth.    We believe there are meaningful opportunities to grow the number of restaurants of both Joe's Crab Shack and Brick House Tavern + Tap. We seek to maximize free cash flow for reinvestment into new restaurants at attractive returns. For both brands, we target new restaurant cash-on-cash returns, which we define as restaurant-level profit per store divided by total build-out cost and pre-opening costs, to exceed 25%.

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  Joe's Crab Shack.  We target steady state new restaurant average unit volumes of approximately $3.9 million for Joe's Crab Shack. Joe's has a narrowly defined new restaurant development strategy that predominantly targets (i) specific geographies with high population density and a propensity for seafood and (ii) locations in close proximity to regional and national tourist attractions. Twenty two of our twenty five top performing Joe's restaurants meet one or both of these criteria and generated average unit volumes of $4.4 million in fiscal year 2010. In fiscal year 2010, we developed a new restaurant prototype for Joe's Crab Shack, which has given Joe's a polished look and feel while maintaining the authentic crab shack ambiance. As of August 31, 2011, we have successfully opened seven new restaurants using this new prototype and development strategy.

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  Brick House Tavern + Tap.  We target steady state new restaurant average unit volumes of approximately $3.2 million for Brick House Tavern + Tap. We believe Brick House has significant growth potential and intend to focus future development in the top 50 designated market areas across the country. We initially opened a limited number of Brick House restaurants across a broad range of geographies with the intent of optimizing the brand prior to a continued build out. We are currently in the process of integrating key insights into our future new restaurant rollout plans.

        Target plans for openings across both brands include 14 restaurants in fiscal year 2011, of which ten are Joe's and four are Brick House. For fiscal year 2012, we target opening 11 to 13 new restaurants, the vast majority of which will be new Joe's restaurants. We expect that our new restaurant growth will continue to be substantially weighted towards new Joe's restaurants for the foreseeable future.

        Comparable Restaurant Sales Growth.    We believe the following strategies have contributed to our successful growth and will allow us to generate comparable restaurant sales growth in the future:

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  Continuous Menu Innovation.  We believe menu innovation is a critical factor in building guest loyalty and frequency. Both Joe's Crab Shack and Brick House Tavern + Tap have signature food and beverage offerings and a tradition of consistent menu innovation. New menu items are typically introduced at both brands twice a year and we test new menu items in restaurants across several diverse geographies before they are introduced into the broader base of restaurants. We have successfully introduced new and innovative items at both brands with such recent additions as the Skillet Paella and Mason Jars at Joe's Crab Shack and Fried Stuffed Olives and Chicken & Waffles at Brick House Tavern + Tap. We plan to continue our tradition of menu innovation in the future.

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  Marketing our Restaurant Brands.  We believe that our marketing strategies will continue to increase brand awareness while driving new guest trial and repeat guest visits. In June 2007, we changed our marketing strategy for Joe's Crab Shack by developing a long-term marketing plan supported by quantitative analysis that is designed to increase comparable restaurant sales and guest count, as well as build the brand for the future. We also moved to a national cable platform, which provides television advertising reach to the Joe's restaurants that were previously outside of the spot/local television markets and previews the Joe's Crab Shack brand in new development markets. These national marketing efforts are complemented by a combination of local marketing programs and social media. Brick House Tavern + Tap is primarily marketed through local marketing and social media outlets. We also promote both brands using other in-restaurant sales initiatives, which are typically focused on products and are not price point promotions.

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  Driving Guest Satisfaction.  We believe our focus on menu innovation and guest service has contributed to Joe's Crab Shack's overall guest satisfaction score improving by over 1,400 basis points since we began measuring guest satisfaction through a third party vendor in August 2008. At Joe's Crab Shack, we use this third party research consisting of feedback from more than 40,000 guests, to develop operational initiatives, which we expect will continue to deliver high levels of guest satisfaction. We are in the process of implementing a similar program at Brick House Tavern + Tap. We believe improving guest satisfaction will continue to build loyalty and lead to increased sales from our guests.

        Leverage our Scale to Enhance our Profitability.    We believe we have a scalable infrastructure and can continue to expand our margins as we execute our strategy. While both brands have independent field operations, we use our shared services platform to handle many of the administrative functions for both brands. This leverageable structure should further our ability to enhance our profitability as we grow.

Our Restaurants

Joe's Crab Shack

        Joe's Crab Shack is a come-as-you-are, family restaurant that offers guests an environment that is laid-back, comfortable, fun, and energetic. Most locations offer an outdoor patio for guests to enjoy eating and drinking and a children's playground as part of the "I'm relaxed" restaurant experience. Joe's also has many locations that are located on waterfront property. Interior design elements include a nautical, vacation theme to invoke memories of beach vacations and a genuine crab shack experience. Table tops are decorated with art to prompt dinner conversation, while picnic tables across the patio and interior help guests feel the relaxed tropical vacation experience. Joe's Crab Shack restaurants are largely free-standing and average 8,000 square feet with over 200 seats. Most Joe's Crab Shack bars are on one side of the restaurant to provide for a distinct place to grab a drink while waiting for a table. Colorful party lights, a disco ball and bright paint colors enhance the dining experience. Many of our restaurants also include a small gift shop where guests can purchase souvenirs to commemorate their dining experience. Our new restaurant prototype, introduced in fiscal year 2010, contemporizes many of our key brand elements, while maintaining our authentic crab shack appeal.

        Joe's Crab Shack restaurants perform well in targeted markets with high population density and a propensity for seafood as well as "destination" markets with national and regional tourist attractions, both of which are key characteristics of our new site selection strategy.

Brick House Tavern + Tap

        Brick House is a trend-forward "gastro pub" set in an inviting, comfortable and modern venue that provides a distinctive guest experience. Brick House's interior décor includes custom lighting, dark mahogany woods, HD TVs, brick walls and an inviting fireplace. The interior design of Brick House Tavern + Tap consists of diverse seating and gathering areas where guests can pick multiple ways to enjoy their experience. In addition to a traditional dining room and bar area, Brick House also offers large communal tables and a section of leather recliners positioned in front of large HD TVs, where guests receive their own TV tray for dining. Each restaurant has a state-of-the-art entertainment package and provides guests with a clear line of sight to at least two HD TVs from every seat, making Brick House restaurants an ideal gathering place for sports enthusiasts. Outdoor seating is also available on the patio or around an open fire pit at nearly all locations. Both food and beverages are served by an energetic all-female service staff. The typical Brick House restaurant is approximately 8,500 square feet and averages approximately 250 seats, which includes both traditional tables and seats in unique settings.

Menu and Menu Development

        We are focused on continually elevating our unique and high-quality food and beverage offerings. Born out of consumer insights, our in-house Marketing & Menu department continually creates new chef-driven food and beverage products for both Joe's Crab Shack and Brick House Tavern + Tap, which are intended to exceed guest expectations. A variety of research tools are used to identify opportunities and evaluate current offerings, including a brand-tracker program, segmentation and core menu studies, brand screens, focus groups and in-restaurant surveys. We use a third party econometric consulting firm to provide statistical analysis around pricing, allowing us to make fact-based decisions on pricing and menu engineering.

Joe's Crab Shack

        Joe's Crab Shack aims to offer signature, craveable items to its guests by continuously seeking to innovate our menu offerings. For example, we have dramatically shifted the menu mix at Joe's to focus on entrées featuring crab over the past three fiscal years. Crab is strategically positioned center stage in our menu through the Steampots and Crab in a Bucket categories, highlighting the importance of the menu item that defines Joe's Crab Shack. Joe's Steampot and Crab in a Bucket offerings allow guests to choose between three varieties of crabs (Snow, Dungeness and King). Steampots, our best selling item, are overflowing with generous portions of crab, other seafood, red potatoes, a fresh ear of corn and sausage, combined with a complementary set of seasoning flavors. Our Crab in a Bucket entrées allow guests to pair their favorite crab selection with several distinctive preparations ranging from BBQ to Chesapeake Style or Garlic Herb. Joe's Crab Shack also leverages its crab-forward menu with other craveable crab items, including Made-From-Scratch Crab Cakes, Crab Nachos and Crazy-Good Crab Dip. As a result of this strategy, the percentage of entrées at Joe's featuring crab has increased from approximately 20% to 41% of total food revenues. We believe this shift in menu mix has contributed to increases in guest satisfaction, comparable restaurant sales and gross profit dollars. In addition to our core crab-focused menu, Joe's also offers a broad range of entrées featuring a variety of seafood, including the Get Stuffed Snapper, Surf 'N Turf Burger and Shrimp Trio, as well as a wide range of traditional seafood entrées like the Fisherman's Platter. Joe's also offers several "out of water" options such as Pan Fried Cheesy Chicken and Ribeye Steak. In addition, alcoholic beverages have significantly evolved to support the elevated food strategy, with vacation-style drinks, including the 'Shark Bite,' 'Category 5 Hurricane' and Mason Jar cocktails emerging as guests' top choices.

        Joe's menu includes more than 25 items made with either Snow, Dungeness or King Crabs sourced from government regulated and sustainable fisheries. Our current menu offers 14 appetizers, including Made-From-Scratch Crab Cakes, Crab Nachos and Crazy-Good Crab Dip, and over 50 entrées, including Steampots, Crab in a Bucket, Skillet Paella, Stuffed Snapper and "out of water" options like Rib Eye Steak. For fiscal year 2010, Joe's average check was $22.00, lunch and dinner represented 28% and 72% of revenue, respectively, and revenue distribution was 84% food, 14% alcohol and 2% retail. Prices currently range from $6.89 to $38.99 for items on Joe's menu, including appetizers ordered as entrées and entrées that are frequently shared.

        Menu implementation roll-outs occur in May and November. For all new menu roll-outs, new product launches are combined with a new menu design and updated pricing to reflect the current economic environment, as well as the current strategic marketing and creative plan. A menu change typically includes the introduction of five to ten new menu items while maintaining a balance of approximately 65 total menu items. Menu items are added or removed only after thorough testing and analysis, which includes guest satisfaction feedback.

Brick House Tavern + Tap

        The Brick House Tavern + Tap food and beverage menu was created to support the brand position of "Dispensing Happiness to the Common Man." We believe Brick House's elevated menu has changed the game for the "burger & beer" crowd by offering an innovative premium food selection, along with over 70 varieties of beer.

        Brick House offers its guests a broad selection of high-quality, chef-inspired, contemporary tavern food and other American fare. Brick House's menu includes 12 appetizers and over 40 entrées. Unique handcrafted appetizers include Deviled Eggs, Meatloaf Sliders, and Fried Stuffed Olives. Brick House offers an array of burgers, including The Kobe, which is hand formed from high-quality American Wagyu beef. Guests can also choose from a broad selection of home made entrées such as Drunken Chops, BBQ Baby Backs, Chicken & Waffles, and our Prime Rib Sandwich. In addition, Brick House's Brick Burgers, including the Gun Show Burger and the Red Chili Burger, offer guests a distinct take on the traditional burger. Brick House's beverage selection includes imports and domestic beers along with hand-pulled cask beer. Beer is served in vessels unique to our industry such as 40s, micro kegs and Brick House's signature tap-at-your table beer bongs. All Brick House restaurants have a full bar that supports a variety of liquor drinks, wine and beer cocktails like the Shandy and Bee Sting as well as specialty cocktails like the Dark & Stormy, Jameson Pickleback and St. Bubbles. For fiscal year 2010, Brick House had four full day parts with lunch, afternoon, dinner and late night accounting for 21%, 25%, 36% and 18%, respectively, and Brick House's revenue distribution was approximately 50% food and 50% alcohol. Brick House's entrées range in price from $7.50 to $20.00, including appetizers ordered as entrées.

        Continuous menu innovation is a key strategy for Brick House Tavern + Tap. We revise the Brick House Tavern + Tap menu twice a year with design, pricing and product offerings assessed before each menu implementation. New menu offerings are created to reinforce differentiation in our appetizers, entrées and beverage offerings as part of our effort to provide our guests with exceptional food. Testing of new menu items is done in-restaurant before a new item is rolled system-wide.

Marketing

        Over 80% of our marketing budget is invested in advertising through television (national cable, syndication and satellite), and digital advertising (including location-based media, on-demand media as well as in the social media such as Facebook and Twitter), with the balance of the budget being spent on marketing research, in-restaurant advertising, menus and production costs. Our marketing strategy is fact-based, using consumer insights to build brand affinity, and drive menu optimization. Our marketing expenditures were 5.7%, 5.4% and 4.9% of revenues for the fiscal years 2008, 2009 and 2010, respectively. As a percentage of revenues, marketing and advertising costs were lower due to greater leverage with the growth in comparable restaurant sales and the increase in the number of Brick House restaurants, which have lower marketing and advertising expenditures.

        Joe's Crab Shack advertising campaigns typically occur five times per year and are annual, seasonal and frequency-focused campaigns aimed at attracting guests and communicating new menu items through quality-focused messaging. We engage in a national cable advertising campaign for Joe's that consists of 26 weeks on air, 14 networks, approximately 2,000 target rating points, or TRPs, and branded partnerships. We supplement Joe's national advertising with innovative media support, including interactive TV advertising on Dish Network, social media outreach, location-based mobile media, weather-triggered advertising, free media and a Steampot Game application. The Joe's email club currently has approximately 350,000 members.

        Brick House Tavern + Tap's marketing efforts are focused on menu innovation and local marketing initiatives. Local marketing includes events such as bike nights and pint nights. In April 2011, we added a Happy Hour program using local sports radio, in-house promotion through check attachments, posters and banners, and social media to support the rollout. The Brick House email club currently has over 55,000 members and has doubled since January 2011.

Guest Satisfaction

        We use third party vendors to systematically gather, record and analyze key guest data for both of our brands. Our marketing research tools include:

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  AAU, or attitude, awareness and usage surveys;

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  third party guest satisfaction surveys;

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  annual core menu studies; and

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  TURF, or total unduplicated reach and frequency analysis.

        We use the insights gathered from market research and data analytics to support strategic and tactical decisions. We embrace and rely on the use of market research as a tool to better understand our business and drive improved performance. These market research and data analytics provide us with critical guest feedback that guide us to change or refine individual menu items and implement operational initiatives to drive positive results on "Satisfaction," "Likely to Return" and "Likely to Recommend" metrics. Our AAU also guides us on changes to perception and awareness of the Joe's Crab Shack brand when considering shifts in our marketing and advertising strategies and tactics. We believe improved performance of our menu items, in our restaurants and in the effectiveness of our advertising is driven by understanding guest feedback and making changes accordingly.

        In particular, we use a third party vendor to conduct detailed guest satisfaction surveys of our current guests and provide comparable industry satisfaction survey data for industry peers. Several surveys have been conducted since 2008 for Joe's Crab Shack and 11 other anonymous national and regional casual dining restaurant chains. While we are unable to confirm the extent to which the results of the surveys represents a comparison to our primary competitors, of the 12 casual dining companies included in the population study, Joe's ranks second at 76% for overall satisfaction (top box only) versus the leading company at 77%. Joe's Crab Shack has been increasing its top box satisfaction scores steadily over time with a 1,400 basis improvement since August 2008. In 2010, our third party vendor conducted a complete summary of the survey data based on four criteria: "Overall Satisfaction," "Return," "Recommend" and "Overall Value," and Joe's Crab Shack was one of only two companies to score above average on all four loyalty metrics. Due to the success of using this tool for Joe's, a similar program was implemented for Brick House in June 2011.

Restaurant Operations and Shared Services

        While both brands have independent field operations, we maintain a shared services platform, which handles many of the administrative functions for both brands. We believe this provides a scalable infrastructure, which will allow us to increase our profitability and continue to grow.

Joe's Crab Shack

        Joe's Crab Shack operations are currently led by one chief operating officer and two regional vice presidents. Each regional vice president oversees seven directors of operations, who typically manage nine to ten restaurants. Restaurant-level management at Joe's typically includes a general manager, an assistant general manager, a restaurant manager and flex managers, as required. The flex manager is an hourly employee that is trained during the off-season and may be called upon to perform a managerial role during the peak season. Each restaurant general manager reports to one of our directors of operations. Each restaurant also has a brand ambassador that volunteers in the local community on behalf of Joe's for group sales and fundraisers. Our restaurant managers have bonus incentives that are based on sales and restaurant-level profits.

        The Joe's Crab Shack training has three distinct levels. Our manager training is designed to fit all manager levels from the hourly flex manager to general manager. This comprehensive program is up to nine weeks in length, depending on the knowledge base and skill of the trainee and is both classroom and on-the-job based. Our certified trainer training is a special workshop designed to develop training specialists that reside in a restaurant or market that can oversee the training programs in that area. In order to be a certified trainer, candidates must be a fully validated hourly team member with recommendations from their general manager and director of operations. Hourly trainees are orientated by the general manager of their home restaurant with their program, schedule of activities and on-the-job training then set by the certified trainer. Through the training process, hourly trainees will attend classroom sessions, take examinations, watch videos and work along side a certified trainer or a highly recommended individual that reports back to the certified trainer on performance and progress.

Brick House Tavern + Tap

        The Brick House team is led by a chief operating officer who oversees a vice president of operations and three directors of operations who, in turn, each manage five to seven restaurants. Typical restaurant management includes a general manager, service manager, back-of-the-house manager, whom we refer to as our "executive chef," and bar manager. Brick House Tavern + Tap restaurant managers have bonus incentives that are based on sales and restaurant-level profits.

        Our training programs are seven weeks for all salaried managers and one to two weeks for all hourly positions. Our new hire training program is conducted by in-house trainers who have been certified by our restaurant lead trainer. At the end of training, there is a comprehensive written test and an on-the-job training review that must be completed before permission to work independently is granted.

Shared Services

        Both Joe's Crab Shack and Brick House Tavern + Tap are supported by our Restaurant Support Center located in Houston, Texas. The Restaurant Support Center provides support services to both brands including marketing, menu development, accounting, real estate and development, human resources, legal, purchasing and information systems. We believe our Restaurant Support Center allows us to leverage our scale and share best practices across key functional areas that are common to both of our brands.

Site Selection

        Over the next several years, we intend to focus our development strategy for Joe's Crab Shack on new locations in narrowly defined geographic regions with high population density and a propensity for seafood and in close proximity to regional and national tourist attractions. Our development strategy for Brick House Tavern + Tap is largely intended to focus on opening new locations in the top 50 designated market areas across the country.

        We have a dedicated development team that takes an analytical, data-driven approach to selecting new sites, which is largely based upon, but not limited to, the following criteria:

  •
  with respect to Joe's, attractiveness of locations from a regional/national and/or "destination market" perspective;

  •
  local market demographics and psychographic profiles;

  •
  characteristics similar to our most successful existing restaurants;

  •
  regional consumer trends and preferences;

  •
  local performance of nationally branded peers;

  •
  vehicle traffic patterns, visibility and access;

  •
  occupancy rates and other performance data from local hotels and other retail establishments, offices and other establishments that draw restaurant traffic;

  •
  available square footage, parking and lease economics;

  •
  local investment and operating costs; and

  •
  development and expansion constraints.

Restaurant Development and Economics

        We have experienced in-house real estate and development capabilities. Beginning fiscal year 2010, we have opened seven Joe's using our new prototype, and beginning fiscal year 2008, we have opened 17 Brick House locations across the United States. The average investment, including build-out costs and pre-opening costs, for our six new Joe's and seven new Brick House restaurants opened during the twelve months ended August 31, 2011, was $3.0 million and $2.8 million, respectively. Half of the Joe's restaurants opened during this period of time were newly developed and built restaurants. Conversions of other existing restaurants to Joe's or Brick House typically require less capital investment than newly developed and built restaurants. Over the longer term, we expect the mix of conversions and newly developed restaurants to be roughly equivalent. As we continue to develop new Brick House restaurants, we expect our build-out, pre-opening and other new restaurant development costs to moderate. Accordingly, our targets for build-out costs and pre-opening costs for typical Joe's and Brick House restaurants are $3.0 million and $2.6 million, respectively.

        We target steady state new restaurant average unit volumes of approximately $3.9 million for Joe's Crab Shack and $3.2 million for Brick House, and cash-on-cash returns, which is defined as restaurant-level profit per store divided by total build-out costs and pre-opening costs, to exceed 25%.

        Performance of any new restaurant location will usually differ from its originally targeted performance due to a variety of factors, and these differences may be material. In particular, average unit volumes of our new restaurants are impacted by a range of risks and uncertainties beyond our control, including those described under the caption "Risk Factors."

Restaurant Locations and Other Properties

        As of August 31, 2011, we had 118 Joe's Crab Shack restaurants in 31 states and 17 Brick House Tavern + Tap restaurants in 10 states, as shown in the chart below.

State	Joe's Crab Shack	Brick House Tavern + Tap	Total
Alabama	1	—	1
Arizona	3	—	3
California	13	—	13
Colorado	4	—	4
Delaware	1	—	1
Florida	11	3	14
Georgia	5	—	5
Idaho	1	—	1
Illinois	4	2	6
Indiana	4	—	4
Iowa	1	—	1
Kansas	1	—	1
Kentucky	2	1	3
Louisiana	2	—	2
Maryland	2	—	2
Michigan	3	—	3
Minnesota	1	—	1
Missouri	3	1	4
Nebraska	—	1	1
Nevada	2	—	2
New Jersey	3	1	4
New York	2	1	3
North Carolina	1	—	1
Ohio	1	1	2
Oklahoma	3	—	3
Pennsylvania	2	1	3
South Carolina	3	—	3
Tennessee	2	—	2
Texas	29	5	34
Utah	2	—	2
Virginia	5	—	5
Washington	1	—	1

Total	118	17	135

        A summary of new restaurant openings, closures and conversions during the last three fiscal years and the period form January 4, 2011 through August 31, 2011 is provided in the table below.

	Fiscal Year
				Period from January 4, 2011 to August 31, 2011
	2008	2009	2010
Ignite Restaurants Group
Restaurants at beginning of period	119	116	119	126
Restaurants opened during period	—	4	10	8
Restaurants closed during period	(3)	(1)	(2)	—
Restaurant conversions during period(a)	—	—	(1)	1

Restaurants at end of period	116	119	126	135
Joe's Crab Shack
Restaurants at beginning of period	119	114	114	113
Restaurants opened during period	—	2	2	5
Restaurants closed or sold during period	(3)	(1)	(2)	—
Restaurant conversions during period(a)	(2)	(1)	(1)	—

Restaurants at end of period	114	114	113	118
Brick House Tavern + Tap
Restaurants at beginning of period	—	2	5	13
Restaurants opened during period	—	2	8	3
Restaurant conversions during period	2	1	—	1

Restaurants at end of period	2	5	13	17

(a)
Represents Joe's Crab Shack restaurants converted to Brick House restaurants.

        Our Restaurant Support Center is located in Houston, Texas. We occupy this facility under a lease for approximately 25,000 square feet that expires on May 31, 2015.

        All of our restaurant locations are leased under individual lease agreements. Leases are noncancelable and in general, have 10 to 15 year terms, with three to five-year extensions. Only two of our leases are set to expire without provisions for renewal within the next five years and these properties are not ranked within the top third of our restaurants. Most of our leases contain a minimum base rent, which generally have escalating base rent increases over the term of the lease. Some of our leases provide for contingent rent, which is determined as a percentage of sales in excess of specified minimum sales levels.

Purchasing and Distribution

        Our dedicated purchasing team sources, negotiates and purchases all food supplies, operating supplies, and all restaurant equipment, furniture and fixtures. We have developed an extensive network of suppliers, with many relationships dating back over 20 years to our inception in 1991. We maintain relationships with many suppliers and have the ability to shift purchasing among suppliers, should more favorable terms become available in the market. In addition, we maintain multiple approved suppliers for all key components of our menu to mitigate risk and ensure supply. Suppliers are chosen based upon their ability to provide (i) a continuous supply of product that meets all safety and quality specifications, (ii) logistics expertise and freight management, (iii) product innovation, (iv) customer service, (v) transparency of business relationship and (vi) competitive pricing. Specified products are distributed to all restaurants through a national distribution company under a negotiated contract. This distributor delivers products directly to our restaurants either two or three times per week depending on restaurant requirements. Produce is purchased locally from an approved supplier network to maximize operating efficiencies and to ensure freshness and product quality.

        Our top selling menu items are all based on Snow Crab, Dungeness Crab, King Crab and shrimp, which collectively account for approximately 47.0% of total food purchases for Ignite. We have established long-term relationships with key seafood vendors and usually source product directly from producers to get advantageous product access at the most competitive prices. As market conditions warrant, we can use these relationships to lock in forward pricing for six to 18 months. Pricing agreements are entered into for a minimum volume of product and are structured around current and historical prices and the projected menu mix. We employ a team at the Restaurant Support Center that is solely responsible for actively managing these contracts, which typically roll on a continuous basis.

        In addition to using fixed price contracts, our Joe's menu provides inherent flexibility to help manage food cost built into the menu. The brand offers three different crab options to its guests: Snow Crab, Dungeness Crab and King Crab. Each of these species has multiple fisheries and seasons. In addition to the ability to direct guests to other crab varieties, Steampots, the top selling item on the menu, provide additional product flexibility. The Steampot is a variety of both shellfish and non-seafood items served together in a simmering pot that have individual ingredients that can be adjusted based on prevailing market prices and general input availability. We believe this strategy greatly reduces our reliance on individual inputs and is largely opaque to the guest. In addition, should input prices increase, we have the ability to adjust menu prices very quickly, even within a few days, if appropriate.

        Crab is harvested during seasons and in accordance with regulations which are determined by various regulatory agencies. Crab is processed, frozen and shipped to either cold storage or to the master distributor. The master distributor fulfills restaurant orders by delivering frozen crab, which our restaurants store in a frozen state until preparation for service to the guest. We believe our strong supplier relationships, coupled with the inherent flexibility of our menu, minimizes our exposure to seafood supply chain shortages and market price increases. Cost of sales as a percentage of revenues for fiscal year 2008 through fiscal year 2010 were 29.5%, 29.2%, and 29.6%, respectively. Cost of sales as a percentage of revenues increased to 31.2% for the twenty-four weeks ended June 20, 2011, primarily because of increased crab prices. The impact of some of these increases was partially offset by certain fixed priced supply contracts for hard shell crab during the first half of fiscal year 2011. We anticipate our food costs will increase over the balance of 2011 and that the cost of crab will remain high into 2012 before moderating towards mean historical prices. In fiscal year 2010, our largest supplier accounted for 27.0% of our total food purchases. The April 2010 Gulf of Mexico oil spill had relatively minimal effects on our operations, as none of our shrimp is sourced from the Gulf of Mexico.

Food Safety

        We have food safety and quality assurance programs which are designed to ensure that our restaurant team members and managers are trained in proper food handling techniques. Our restaurants operate in various municipalities, which requires the Company to have systems in place to adhere to various locals standards. With the goal of achieving industry leadership in the area of food safety and sanitation, we have implemented a national operating standard, which includes comprehensive, unannounced inspections by a third party service provider. Restaurant managers receive feedback and coaching as an integral part of the semi-annual visits to each restaurant.

        Our operations, procurement and culinary teams work in close coordination to exceed industry standards. Our procurement team works to ensure that product fulfillment fits to the specifications set by our culinary experts. This process requires that our seafood products are caught, produced or processed in environments that meet and often exceed legal requirements. Our culinary team works to use products that are safe for processing and handling in our restaurants' environment. Our training team provides both proprietary and non-proprietary materials and programs to educate salaried and hourly team members, while our operations team implements programs and sets standards for measurement of performance to ensure consistent performance at our restaurants.

        We require all of our suppliers to agree to adhere to strict Hazard Analysis and Critical Control Points, or HACCP, quality control and environmental standards in the development, harvest, catch, and production of food products. Management requires chemical, physical and microbiological testing of seafood and other commodities for conformance to safety and quality requirements.

        All potential suppliers are required to meet minimum standards to achieve approved supplier status for the Ignite system.

Information Systems and Restaurant Reporting

        All of our restaurants use computerized management information systems, which are designed to improve operating efficiencies, provide restaurant and Restaurant Support Center management with timely access to financial and operating data and reduce administrative time and expense. Our integrated management information systems platform is a combination of in-house and outsourced systems. The major management information systems are divided by function:

  •
  restaurant point-of-sale;

  •
  restaurant back-of-house;

  •
  financial;

  •
  payroll/human resources; and

  •
  internal operational reports.

        All of our restaurants are equipped with computerized point-of-sale, or POS, and back-of-house systems. We use a third party vendor for our restaurant POS System. We have the ability to generate weekly and period-to-date operating results on a company-wide, brand-wide, regional and/or individual restaurant basis. Together, this allows us to closely monitor sales, food and beverage costs and labor and operating expenses at each of our restaurants. Our system was updated in 2010 and runs on non-proprietary hardware with open architecture, intuitive touch screen interface and integrated credit and gift card processing. All systems comply with all payment card industry security standards for processing of credit and gift cards. Our back-of-house systems include a kitchen display system for many of our restaurants. These systems also run on non-proprietary hardware with open architecture.

        We contract with a third party service provider for outsourced business process services that include accounts payable, general ledger and financial reporting. Our third party service solution provides a complete web-based reporting package allowing for detailed profit and loss visibility at the restaurant-level. Our accounting department prepares period and year-to-date profit and loss statements, which provide a detailed analysis of sales and costs, and which are compared to budgets and to prior periods. Additionally, we use outsourced payroll processing and human resources information systems. These outsourced systems support standard payroll functions as well as hiring, promotion, and benefits administration.

Employees

        As of August 31, 2011, we employed approximately 11,300 employees, of whom 120 were Restaurant Support Center, executive management and multi-unit restaurant management personnel, 434 were restaurant-level management personnel and the remainder were hourly restaurant personnel. During 2010, total employee counts ranged from 11,000 during peak summer season to 8,700 during the winter. None of our employees are covered by collective bargaining agreements. We believe we have good relations with our employees.

Competition

        The restaurant industry is fragmented and intensely competitive. We believe guests make their dining selection based on a variety of factors such as menu offering, taste, quality and price of food offered, perceived value, service, atmosphere, location and overall dining experience. Our competitive landscape includes nationally-branded restaurant chains as well as regional and local restaurant operators. According to Technomic, the largest three competitors in the full-service restaurant segment accounted for less than 7% of the market share.

        For Joe's Crab Shack, our primary competitors in the casual seafood segment include Red Lobster, Bonefish Grill, Landry's and Bubba Gump Shrimp Company. Red Lobster is our only large-scale, nationally branded seafood competitor. Both brands also compete with a broader range of other casual dining restaurants including newer brands such as BJ's Restaurants, Yard House, Cheesecake Factory, Bravo Brio and Buffalo Wild Wings, as well as traditional brands such as Applebee's, Chili's, T.G.I. Friday's, Texas Roadhouse and Outback Steakhouse.

Seasonality

        There is a seasonal component to Joe's Crab Shack's business which typically peaks in the summer months (June, July and August) and slows in the winter months (November, December, January). Because of the seasonality of our system-wide business, results for any fiscal quarter are not necessarily indicative of the results that may be achieved for future fiscal quarters or for the full fiscal year.

Trademarks and Service Marks

        Our registered trademarks and service marks include Joe's Crab Shack® and the design, our stylized logos set forth on the cover and back pages of this prospectus and Brick House Tavern + Tap® and the design. We have used or intend to use all the foregoing marks in connection with our restaurants. We believe that our trademarks and service marks have significant value and are important to our brand-building efforts and identity and the marketing of our restaurant brand.

Licensing Arrangements

        In addition to our Joe's Crab Shack restaurant operations, we have recently established a licensing initiative to provide branded seafood options under the Joe's Crab Shack brand at various retailers. We receive royalty revenues in connection with the license of the Joe's Crab Shack brand name based on a percentage of product sales, subject to a minimum royalty requirement. We believe that this initiative further enhances Joe's brand awareness to prospective guests of our Joe's restaurants.

        We also receive royalty revenues from a license granted to Landry's in connection with the Landry Acquisition for two Joe's Crab Shack restaurants. The license allows Landry's to use certain of our intellectual property, including the Joe's Crab Shack name, to operate its two restaurants. Under the license, we receive royalty revenues based on a percentage of sales at such restaurants. We do not receive any revenues from the operation of the restaurants other than license royalty revenues, and such restaurants are operated by Landry's entirely independent from our Joe's Crab Shack restaurants. Although Landry's is required to adhere to certain minimum quality standards under the license, including with respect to menu, promotional materials and the specification and preparation of food and beverage items, we do not have operational control over such restaurants, and they may not be operated in a manner consistent with the standards we uphold at our restaurants.

Government Regulation

        We are subject to a variety of federal, state and local laws. Each of our restaurants is subject to permits, licensing and regulation by a number of government authorities, relating to alcoholic beverage control, health, safety, sanitation, building and fire codes, including compliance with the applicable zoning, land use and environmental laws and regulations. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

        Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that typically, must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect many aspects of restaurant operations, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages.

        We are subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our comprehensive general liability insurance policy.

        In addition, Brick House Tavern + Tap guests are served by an all-female staff. Although Title VII of the Civil Rights Act of 1964 would typically prohibit the employment of a female only service staff, we rely on an established exception to Title VII, which is known as the "bona fide occupational qualification" defense or "BFOQ" defense. The BFOQ defense permits the hiring of a female only service staff when it is reasonably necessary to the normal operation of the business. We believe that Brick House qualifies for this defense. However, in the past, courts have narrowly interpreted the BFOQ defense and there is no guarantee that we would qualify for the BFOQ defense if the matter was adjudicated.

        Our restaurant operations are also subject to federal and state laws governing employment (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986), including such matters as the minimum hourly wage, unemployment tax rates, sales tax and similar matters. Significant numbers of our service, food preparation and other personnel are paid at rates related to the federal minimum wage, which currently is $7.25 per hour. The tip credit allowance is the amount an employer is permitted to assume an employee receives in tips when the employer calculates the employee's hourly wage for minimum wage compliance purposes. Increases in the federal minimum wage, directly or by either a decrease in the tip credit amount or an insufficient increase in the tip credit amount to match an increase in the federal minimum wage, would increase our labor costs.

        In addition, our restaurants must comply with the applicable requirements of the ADA and related state accessibility statutes. Under the ADA and related state laws, we must provide equivalent service to disabled persons and make reasonable accommodation for their employment, and when constructing or undertaking significant remodeling of our restaurants, we must make those facilities accessible.

        We are also subject to laws and regulations relating to nutritional content, nutritional labeling, product safety, menu labeling and other regulations imposed by the FDA, including the newly enacted Food Safety Modernization Act. Regulations relating to nutritional labeling may lead to increased operational complexity and expenses and may impact our sales.

Litigation

        Occasionally, we are a defendant or otherwise involved in lawsuits arising in the ordinary course of our business including claims resulting from "slip and fall" accidents, "dram shop" claims, construction-related disputes, employment-related claims, and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. When the potential liability can be estimated and the loss is considered probable, we record the estimated loss. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from our estimates. As of the date of this prospectus, we do not believe the potential exposure with respect to any of these pending lawsuits and claims will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

MANAGEMENT

        Set forth below are the name, age, position and a description of the business experience of each of our executive officers, directors and other key employees as of August 31, 2011:

Name	Age	Position(s)
Raymond A. Blanchette, III	45	President, Chief Executive Officer and Director
Jeffrey L. Rager	50	Senior Vice President and Chief Financial Officer
James F. Mazany	44	Senior Vice President and Chief Operating Officer, Joe's Crab Shack
James W. Kuhn	50	Senior Vice President and Chief Operating Officer, Brick House Tavern + Tap
Kevin T. Cottingim	54	Senior Vice President and Chief Administrative Officer
Robin N. Ahearn	42	Senior Vice President and Chief Marketing Officer
Edward W. Engel	60	Senior Vice President, General Counsel and Director
Edward J. McGraw	47	Senior Vice President, Development

Background of Executive Officers and Directors

        Raymond A. Blanchette, III has served as our President and Chief Executive Officer since joining Ignite in May 2007. Prior to joining Ignite, Mr. Blanchette served as President and Chief Operating Officer for Pick Up Stix, a leader in the quick-casual dining segment from April 2006. Mr. Blanchette also held multiple leadership positions both domestically and internationally during his 18-year tenure with Carlson Restaurants Worldwide (T.G.I. Friday's and Pick Up Stix), or "Carlson Restaurants," including Executive Director of International Business. Mr. Blanchette has more than two decades of restaurant experience and was the voluntary Chairman of the Great American Dine Out, an annual charity event sponsored by Share Our Strength, a non-profit organization which brings together thousands of restaurants nationwide to raise funds to end childhood hunger in America. Mr. Blanchette holds an M.B.A. from Southern Methodist University in Dallas, Texas.

        As a result of these and other professional experiences, Mr. Blanchette brings to the board, among other skills and qualifications, his significant knowledge and understanding of the industry, specifically the casual dining segment, and his extensive associations in the restaurant industry.

        Jeffrey L. Rager has served as our Senior Vice President and Chief Financial Officer since joining Ignite in March 2008. Prior to joining Ignite, Mr. Rager served as Vice President, Finance for Limited Brands, Inc., a parent company of various retail brands, leading the global finance, planning and analysis function for Mast, Inc., a subsidiary of Limited Brands, since January 2001. Prior to Limited Brands, Mr. Rager spent eight years at Yum! Brands, leading the finance and cross-functional operations teams. Mr. Rager also held positions at Accenture, where he advised clients on developing business strategies in the consumer products and consumer durables industries, and KPMG. Mr. Rager holds an M.B.A. from the Kellogg Graduate School of Management at Northwestern University, and a B.S. in business administration from Miami University in Oxford, Ohio.

        James F. Mazany has served as our Senior Vice President and Chief Operating Officer of Joe's Crab Shack since December 2010. He joined Ignite in July 2007 and initially served as Regional Vice President for the East Coast and then served as our Senior Vice President of Operations for Joe's Crab Shack. Prior to joining Ignite, Mr. Mazany served as Vice President of Operations for Apple Gold Group, the second largest Applebee's franchise group, since July 2005. Mr. Mazany has over 25 years of restaurant experience, which includes serving as Director of Operations for T.G.I. Friday's, where he oversaw the highest volume T.G.I. Friday's market in the country.

        James W. Kuhn has served as our Senior Vice President and Chief Operating Officer of Brick House Tavern + Tap since December 2010. He initially joined Ignite in July 2007 and initially served as our Vice President of Operations and then as our Senior Vice President of Growth and Technology as of February 2009 until his appointment as Senior Vice President and Chief Operating Officer of Brick House Tavern + Tap. Prior to joining Ignite, Mr. Kuhn served as Regional Vice President for Ruby Tuesday's since May 2005, where he was responsible for improvement in key areas including sales growth, people development, margin and facilities. Mr. Kuhn has more than 35 years of restaurant experience, including serving as Vice President of Operations for Sbarro's, and as a Regional Vice President for Bertucci's restaurants. Mr. Kuhn holds B.S. degrees in accounting and management from Jacksonville University.

        Kevin T. Cottingim has served as our Senior Vice President and Chief Administrative Officer since December 2010. Mr. Cottingim joined Ignite in December 2008 and initially served as Senior Vice President, Human Resources. Mr. Cottingim is responsible for all aspects of Ignite's human resources, information technology and purchasing functions. Prior to joining Ignite, Mr. Cotttingim served as Vice President of Human Resources for Pick Up Stix from April 2006. Mr. Cottingim has extensive restaurant industry experience having held various leadership positions with Carlson Restaurants, Darden Restaurants and Batrus Hollweg, a firm that specializes in providing consulting services to the restaurant industry. Currently, Mr. Cottingim serves on the board of directors of the Women's Foodservice Forum, where he is also co-chair of the H.R. Advisory Council. Mr. Cottingim holds an M.B.A. from the University of Central Florida, a master's degree in psychology from the University of Southern Mississippi, and a bachelor's degree in psychology from Sophia University in Tokyo, Japan.

        Robin N. Ahearn has served as our Senior Vice President and Chief Marketing Officer since December 2010. Ms. Ahearn joined Ignite in April 2007 and initially served as our Vice President of Marketing in charge of marketing and menu development and then as our Senior Vice President of Marketing as of January 2010. Prior to joining Ignite, Ms. Ahearn served in several different leadership capacities, including as Media and National Campaign Director, for Applebee's International, Inc., where she was employed since July 1998. Ms. Ahearn has a broad range of marketing, advertising and media experience. Ms. Ahearn worked for the Associates Financial Services Corporation, where she managed the campaign to introduce home equity lending to the consumer, and for TracyLocke, a marketing agency, where she handled the Pepsi core brands and the new products account. She also managed the in-house media department for Michaels Stores, Inc., the largest arts-and-crafts retailer in the country. Ms. Ahearn is the voluntary Chairperson of the Marketing Advisory Board for Great American Dine Out. Ms. Ahearn holds an M.B.A. from Texas Christian University in Fort Worth, Texas, and a bachelor's degree in radio, television and film from Baylor University in Waco, Texas.

        Edward W. Engel has served as our Senior Vice President and General Counsel since January 1, 2010. He initially joined Ignite in November 2006 and served as our Vice President and General Counsel. Prior to joining Ignite, Mr. Engel spent five years as Associate Counsel for Landry's Restaurants, Inc., working primarily in the areas of mergers and acquisitions, real estate and international franchises. Mr. Engel has more than 30 years of legal experience, which includes functioning as Chief Legal Counsel to Rainforest Cafe, Inc. and as a member of the board of directors of companies in England, Japan and Hong Kong. Additionally, he has successfully negotiated franchise agreements throughout the Middle East. Mr. Engel is a current member of the Texas College of Real Estate Attorneys and a former member of the College of the State Bar. Mr. Engel holds a J.D. from the South Texas College of Law and a B.B.A. from the University of Texas at Austin. Upon graduation from college, Mr. Engel was commissioned as a 2nd Lt. in the United States Army and is an honor graduate of the U.S. Army Quartermaster Officer Basic School.

        As a result of these and other professional experiences, Mr. Engel brings to the board, among other skills and qualifications, his extensive knowledge and experience in the legal, regulatory and real estate fields based on his more than 30 years of experience as an attorney.

        Edward J. McGraw has served as our Senior Vice President of Development since December 2010. He joined Ignite in July 2009 and served as our Vice President of Development. Mr. McGraw has over 20 years of business experience with a focus on restaurant real estate and legal matters. Prior to joining Ignite, Mr. McGraw held senior level development positions with Carlson Restaurants, Wagamama and David's Bridal. Mr. McGraw is an attorney with civil litigation experience. Mr. McGraw holds a J.D. from Widener University School of Law, where he graduated cum laude and was a member of the law review, and an M.B.A. and B.A. from the State University of New York at Buffalo.

        Each executive officer serves at the discretion of our board of directors and holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

Corporate Governance

  Board Composition

        Our board of directors currently consists of two members, Mr. Blanchette and Mr. Engel.                                    ,                                     ,                                     ,                                     and                                     will join our board of directors in                                    . In addition, Mr. Engel has agreed to resign from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Upon completion of this offering, our board of directors will consist of                                    members. Our amended and restated certificate of incorporation, which we will adopt prior to the completion of this offering, will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or until their earlier death, resignation or removal. Our classified board structure will continue and be in effect for at least one full election cycle so that at the fourth annual meeting of stockholders, we will begin the process of phasing out our staggered elections. In addition, our amended and restated certificate of incorporation will provide that our classified board will also be discontinued should J.H. Whitney VI's beneficial ownership of our outstanding capital stock drop below        %.

        Our amended and restated certificate of incorporation will provide that upon completion of this offering our board of directors will be divided into three classes, with each director serving a three-year term.                                    and                                     will serve as Class I directors with an initial term expiring in 2012.                                    and                                     will serve as Class II directors with an initial term expiring in 2013.                                    and                                     will serve as Class III directors with an initial term expiring in 2014. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

        At our 2012 annual meeting of stockholders, the Class I directors will be elected for a term expiring at the 2015 annual meeting of stockholders. At the 2013 annual meeting of stockholders, the Class II directors will be elected for a term expiring at the 2015 annual meeting of stockholders. At the 2014 annual meeting of stockholders, the Class III directors will be elected for a term expiring at the 2015 annual meeting of stockholders. Beginning with the 2015 annual meeting of stockholders, directors will be elected for a term expiring at the next annual meeting of stockholders and until his or her successor shall be elected and qualified, subject, however to prior death, resignation, retirement, disqualification or removal from office.

        Our board of directors has determined that Messrs.                                     ,                                     , and                                    are "independent" as such term is defined by The NASDAQ Stock Market, corporate governance standards and the federal securities laws.

  Controlled Company

        Upon completion of this offering, J.H. Whitney VI will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a "controlled company" under The NASDAQ Stock Market corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

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  that a majority of our board of directors consists of "independent directors," as defined under the rules of The NASDAQ Stock Market;

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  that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  for an annual performance evaluation of the nominating and governance committees and compensation committee.

        These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the rules of The NASDAQ Stock Market within the applicable time frame.

  Board Committees

        Prior to the completion of this offering, our board of directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees will report to the board of directors as they deem appropriate, and as the board may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

  Audit Committee

        The Audit Committee will be responsible for, among other matters: (i) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (ii) discussing with our independent registered public accounting firm their independence from management; (iii) reviewing with our independent registered public accounting firm the scope and results of their audit; (iv) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (v) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (vi) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (vii) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (viii) reviewing and approving related person transactions.

        Upon completion of this offering, our Audit Committee will consist of                                    ,                                     and                                     . The SEC rules and The NASDAQ Stock Market rules

require us to have one independent Audit Committee member upon the listing of our common stock on The NASDAQ Global Select Market, a majority of independent directors within 90 days of the date of the completion of this offering and all independent Audit Committee members within one year of the date of the completion of this offering. Our board of directors has affirmatively determined that                                     and                                     meet the definition of "independent directors" for purposes of serving on an Audit Committee under applicable SEC and The NASDAQ Stock Market rules, and we intend to comply with these independence requirements within the time periods specified. In addition,                                     will qualify as our "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K.

        Our board of directors will adopt a written charter for the Audit Committee, which will be available on our corporate website at www.igniterestaurants.com upon the completion of this offering. Our website is not part of this prospectus.

  Compensation Committee

        The Compensation Committee will be responsible for, among other matters: (i) reviewing key employee compensation goals, policies, plans and programs; (ii) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (iii) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (iv) administering our stock plans and other incentive compensation plans.

        Upon completion of this offering, our Compensation Committee will consist of                                    ,                                     and                                     . Our board of directors has affirmatively determined that                                    and                                     meet the definition of "independent directors" for purposes of serving on a compensation committee under applicable SEC and The NASDAQ Stock Market rules.

        Our board of directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at www.igniterestaurants.com upon the completion of this offering. Our website is not part of this prospectus.

  Corporate Governance and Nominating Committee

        Our Corporate Governance and Nominating Committee will be responsible for, among other matters: (i) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (ii) overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; (iii) identifying best practices and recommending corporate governance principles; and (iv) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

        Upon completion of this offering, our Corporate Governance and Nominating Committee will consist of                                    ,                                     and                                     . Our board of directors has affirmatively determined that                                    and                                     meet the definition of "independent directors" for purposes of serving on a corporate governance and nominating committee under applicable SEC and The NASDAQ Stock Market rules.

        Our board of directors will adopt a written charter for the Corporate Governance and Nominating Committee, which will be available on our corporate website at www.igniterestaurants.com upon the completion of this offering. Our website is not part of this prospectus.

  Risk Oversight

        Our board of directors is currently responsible for overseeing our risk management process. The board focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

        Following the completion of this offering, our board will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

        Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Ethics

        We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at www.igniterestaurants.com upon completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. Our website is not part of this prospectus.

Director Compensation

        In fiscal year 2010, none of our directors received any compensation for his services on our board of directors. In fiscal year 2010, we paid $32,000 to each of Richard Bermingham, Zane Leshner and John Gilbert plus the reimbursement of reasonable and documented costs and expenses incurred by them in connection with attending any meetings of the management committee or any committees thereof of our parent company, JCS Holdings, LLC.

        We are currently in the process of determining the compensation packages of the directors who will comprise our board of directors following consummation of this offering. Because this is an ongoing process, it is not currently possible to include meaningful disclosure on this subject. Accordingly, we have not included a section discussing the details of our anticipated director compensation program. As the process progresses, we will include the relevant disclosure in subsequent amendments to the registration statement, of which this prospectus forms a part. We anticipate that only those directors who are not affiliated with J.H. Whitney and are considered independent directors under the rules of The NASDAQ Stock Market will receive compensation from us for their service on our board of directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid, awarded to, or earned by, our "named executive officers," who consist of our principal executive officer, principal financial officer and our three other most highly compensated executive officers. For fiscal year 2010, our named executive officers, were:

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  Raymond A. Blanchette, III, President and Chief Executive Officer;

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  Jeffrey L. Rager, Senior Vice President and Chief Financial Officer;

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  James F. Mazany, Senior Vice President and Chief Operating Officer, Joe's Crab Shack;

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  James W. Kuhn, Senior Vice President and Chief Operating Officer, Brick House Tavern + Tap; and

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  Kevin T. Cottingim, Senior Vice President and Chief Administrative Officer.

        This compensation discussion and analysis section focuses primarily on the information contained in the compensation tables below and related footnotes. We also describe compensation actions taken for fiscal year 2011 and current expectations about future compensation program decisions to the extent that such discussion enhances the understanding of our executive compensation program.

Overview

        In November 2006, we were acquired by JCS Holdings, LLC, an entity controlled by J.H. Whitney VI. In connection with the acquisition, J.H. Whitney VI acquired an 88.5% equity interest in our parent company, JCS Holdings, LLC, and our current and former executive officers, directors and employees hold the remaining equity interest in our parent company, JCS Holdings, LLC. As a result of the acquisition, we are privately held and controlled by JCS Holdings, LLC, which is controlled by J.H. Whitney VI. Our board of directors is currently comprised of two members, Raymond A. Blanchette, III, our President and Chief Executive Officer, and Edward W. Engel, our Senior Vice President and General Counsel. Our parent company, JCS Holdings, LLC, is managed by a six member management committee, which has delegated all compensation related responsibilities and decisions relating to us to a compensation committee. We refer to this compensation committee as the Parent Compensation Committee.

        As a privately-owned company with a relatively small board of directors, our President and Chief Executive Officer and our Senior Vice President and Chief Administrative Officer have been responsible for recommending and determining base salary amounts and increases for executive officers (other than themselves), and have recommended the annual performance objectives under our Management Incentive Plan to the Parent Compensation Committee for its approval. The Parent Compensation Committee has been responsible for determining the elements that comprise our executive compensation program in general, as well as approving the annual performance objectives and performance objectives associated with our Management Incentive Plan and approving the equity grants made to employees, both as described below. Most, if not all, of our prior compensation policies and determinations, including those made for fiscal year 2010, have been the product of informal discussions between our President and Chief Executive Officer and our Senior Vice President and Chief Administrative Officer and members of the Parent Compensation Committee.

        Following the offering, we will establish a separate Company-level compensation committee to whom responsibility for administering our executive compensation program will be delegated. With respect to periods following this offering, references to the compensation committee will be to the newly established Company-level compensation committee.

Compensation Philosophy and Objectives

        We have designed our executive compensation program to help attract talented individuals to manage and operate all aspects of our business, to reward those individuals based upon corporate results, and to retain those individuals who continue to meet our expectations. We also intend for our executive compensation program to make us competitive within the restaurant and foodservice industry, where there is significant competition for talented leaders who possess the skills and experience to build and deliver on long-term value creation. We believe that the compensation of our executive officers should incentivize them to focus on the achievement of both short- and long-term business objectives and strategies. In that regard, we have strived to create an executive compensation program that balances short-term versus long-term payments and awards, cash payments versus equity-based awards and fixed versus contingent payments and awards in ways that we believe are most appropriate to motivate our executive officers. Our executive compensation program is designed to:

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  attract and retain talented and experienced executives in our industry;

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  reward executives whose knowledge, skills and performance are critical to our success;

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  align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

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  motivate the executive management team by recognizing the contributions each executive makes to our success;

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  foster a shared commitment among executives by aligning their individual goals, where appropriate, with the goals of the executive management team and our company; and

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  compensate our executives in a manner that incentivizes them to manage our business to meet our long-range objectives.

        A significant portion of the compensation of our named executive officers has historically consisted of cash incentive compensation and, to a lesser extent, equity-based compensation that subjects half of the award to time-based vesting provisions and the other half of the award to performance-based vesting provisions contingent upon the achievement of financial performance metrics. These two elements of executive compensation are aligned with the interests of our stockholders because the amount of compensation ultimately received will vary with our financial performance, encourage equity ownership and promote retention of key talent. Equity-based compensation derives its value from our equity value, which is likely to fluctuate based on our financial performance. Payment of cash incentives is dependent on our achievement of pre-determined financial and operational objectives.

        We seek to apply a consistent philosophy to compensation for all executive officers. The compensation components described below simultaneously fulfill one or more of the above principles and objectives

Compensation Decision-Making Process

  Role of Executive Officers and the Parent Compensation Committee

        Prior to our initial public offering, we were a privately-held company with a relatively small number of stockholders, including our principal stockholder, J.H. Whitney VI. As a result, we were not subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, including a Company-level compensation committee.

        Historically, our President and Chief Executive Officer and our Senior Vice President and Chief Administrative Officer have been responsible for recommending and determining base salary amounts and increases for executive officers (other than themselves), and have recommended the annual performance objectives under our Management Incentive Plan to the Parent Compensation Committee for its approval. The Parent Compensation Committee has been responsible for determining the elements that comprise our executive compensation program in general, as well as approving the annual performance objectives associated with our Management Incentive Plan and approving the equity grants made to employees, both as described below. The Parent Compensation Committee is currently comprised of Paul R. Vigano and Zane Leshner.

        The Parent Compensation Committee has historically operated somewhat informally with a written charter and has responsibility for discharging the responsibilities of our board of directors relating to the compensation of our executive officers and related duties. We do not currently have employment agreements with any of our named executive officers. Compensation of our named executive officers has historically been highly individualized, resulting from independent negotiations between our President and Chief Executive Officer, and to a lesser extent our Senior Vice President and Chief Administrative Officer, and members of the Parent Compensation Committee and such individuals and based on a variety of informal factors considered at the time of the applicable compensation decisions, including our financial condition and available resources, the need for a particular position to be filled, the length of service of the named executive officer and comparisons to the compensation levels of our other executives.

        In addition, we informally consider the competitive market for corresponding positions of companies of similar size and stage of development operating in the restaurant and foodservice industry and, in certain cases, outside the restaurant and foodservice industry. This informal consideration was based on the general knowledge possessed by our President and Chief Executive Officer and our Senior Vice President and Chief Administrative Officer regarding the compensation provided to certain executive officers of other companies in our industry through informal discussions with recruiting firms, general research and survey data and informal competitive positioning against their personal knowledge of the competitive market. As a result, our President and Chief Executive Officer and, in the case of our President and Chief Executive Officer, members of the Parent Compensation Committee have typically reviewed the performance of each of our named executive officers on an annual basis, which typically occurs in late-February or early-March of a given year. After informal discussions with our Senior Vice President and Chief Administrative Officer to gain a general understanding of current compensation practices, our President and Chief Executive Officer presents compensation recommendations to the Parent Compensation Committee for its consideration and approval, but does not make any recommendations with respect to his own compensation. The Parent Compensation Committee reviews these proposals and makes all final compensation decisions for executive officers by exercising its discretion in accepting, modifying or rejecting any such recommendations.

        We expect that, prior to the completion of this offering, our board of directors will establish a Company-level compensation committee, and the compensation committee will undertake, after this offering, a substantial review of our existing compensation programs, objectives and philosophy and determine whether such programs, objectives, and philosophy are appropriate for a public company. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. For example, over time we may reduce our reliance upon subjective determinations made by our President and Chief Executive Officer and members of the Parent Compensation Committee in favor of a more empirically-based approach that may involve benchmarking against peer companies. Accordingly, the compensation paid to our named executive officers for fiscal year 2010 is not necessarily indicative of how we will compensate our named executive officers after this offering.

  Use of Market Data

        Each year members of our human resources department conduct an analysis of our executive compensation programs relative to those of other comparable companies to gain a general understanding of whether our executive compensation programs are competitive. For fiscal year 2010, our Senior Vice President and Chief Administrative Officer and the head of our human resources department compiled executive compensation data from the Chain Restaurant Compensation Association Compensation Survey, The Human Capital Intelligence report published by the People Report and the Hay Group compensation study to assist with the assessment of our compensation programs. The Chain Restaurant Compensation Association Compensation Survey included data from approximately 125 restaurant concepts. The Human Capital Intelligence report provides compensation information on a variety of positions in the restaurant industry based upon information from 97 restaurant brands. The Hay Group compensation database contains more than seven million individual compensation related records from over 13,000 leading organizations. Our President and Chief Executive Officer and members of the Parent Compensation Committee reviewed the data compiled by our Senior Vice President and Chief Administrative Officer and our human resources department from these sources regarding executive compensation paid by companies against which we believe we compete for executive talent to gain a general understanding of current compensation practices.

        The compensation of each of the named executive officers was generally compared to competitive market ranges derived from the compensation programs of companies participating in the surveys for executives with comparable positions and job responsibilities to gain a current understanding of general compensation practices. The compensation components reviewed for each position were base salary and annual incentive award opportunity, both individually and in the aggregate. Although the survey data was used as an important measure for assessing competitive levels of compensation for our named executive officers, we did not benchmark the compensation of our named executive officers against the companies participating in the survey. Rather, the survey data was used as a guide to gain a general understanding of current compensation practices. Our President and Chief Executive Officer and/or members of the Parent Compensation Committee exercised their discretion in setting both the individual compensation components and the total pay of each of our named executive officers at levels that were commensurate with their specific positions and job responsibilities, taking into account the need to retain and motivate our named executive officers to achieve superior levels of performance.

        We anticipate that our Company-level compensation committee may more formally benchmark executive compensation against a peer group of comparable companies in the future. We also anticipate that our Company-level compensation committee may make adjustments in executive compensation levels in the future as a result of this more formal benchmarking process.

        We have not retained a compensation consultant to assist in determining or recommending the amount or form of executive compensation, although our Company-level compensation committee may elect in the future to retain a compensation consultant if it determines that doing so would assist it in implementing and maintaining compensation plans.

Highlights of Fiscal 2010 Performance

        During fiscal year 2010, we achieved strong financial performance, and we believe our named executive officers were instrumental in helping us achieve these results. Highlights of our fiscal year 2010 performance include the following:

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  Net income increased $1.7 million to $11.6 million for fiscal year 2010 compared with net income of $9.9 million for fiscal year 2009;

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  Adjusted EBITDA as a percentage of revenues increased to 11.3% during fiscal year 2010 compared with 9.8% for fiscal year 2009;

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  Revenues increased $43.5 million, or 14.1%, to $351.3 million for fiscal year 2010 compared with $307.8 million for fiscal year 2009. Comparable restaurant sales increased 4.9% during fiscal year 2010; and

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  We developed a revitalized new unit prototype for Joe's Crab Shack in fiscal year 2010. We also opened ten new restaurants in fiscal year 2010. New restaurants, net of restaurants closed or converted, added $23.6 million in revenue during fiscal year 2010, excluding revenue from the fifty-third week in fiscal year 2010.

Elements of Compensation

        The following is a discussion of the primary elements of the compensation for each of our named executive officers. Compensation for our named executive officers generally consists of the following elements:

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  Base Salary.  A fixed cash payment intended to attract and retain talented individuals, recognize career experience and individual performance and provide competitive compensation.

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  Short-Term Incentives.  Our Management Incentive Plan provides annual cash incentive opportunities based upon Company performance that is intended to promote and reward achievement of the Company's annual financial and strategic objectives and, for certain of our named executive officers, individual performance objectives measured over the current year.

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  Long-Term Incentives.  Historically, we have made grants of time vesting and performance vesting units of our parent company, JCS Holdings, LLC, intended to align the executive's interests with those of our stockholders by tying value to long-term Company performance.

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  Health and Welfare Benefits.  Health and welfare benefits (including medical, dental, vision, life and AD&D insurance and long-term disability insurance) are intended to provide comprehensive benefits.

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  Executive Perquisites.  Additional benefits offered to our named executive officers to provide competitive supplemental benefits, such as Company payment of financial counseling and tax preparation services and an automobile allowance.

        Executive compensation includes both fixed components (base salary, health and welfare benefits and executive perquisites) and variable components (annual cash incentive awards and grants of time vesting and performance vesting units in our parent company, JCS Holdings, LLC) with the heaviest weight generally placed on the variable components. Each component is linked to one or more of the strategic objectives listed above. The fixed components of compensation are designed to be competitive in order to induce talented executives to join our company, as well as retain such key talent. Revisions to the fixed components of compensation occur infrequently aside from our annual salary review or upon promotions or substantial increases to the executive's scope of responsibility. Salary increases are, in part, designed to reward executives for their management activities during the year and to maintain their level of income with respect to cost of living increases.

        The variable compensation related to our Management Incentive Plan tied to the achievement of our annual financial objectives and is designed so that above average performance is rewarded with above average rewards. Target annual cash incentive award levels under our Management Incentive Plan, as a percentage of base salary, are set once the executive is hired and generally relate to his or her scope of responsibility, with revisions typically occurring upon promotions or substantial increases to the executive's scope of responsibility. Our Management Incentive Plan is designed to align each executive's annual goals for their respective area of responsibility with the financial goals of the entire business as set by the Parent Compensation Committee. The other material element to variable compensation is the grant of time vesting and performance vesting units of our parent company, JCS Holdings, LLC. We typically grant the time vesting and performance vesting units of our parent company at the time the respective officer joins us, or if necessary to retain our executives or recognize outstanding achievement. We have not typically made annual grants of equity-based units in our parent company. The equity-based units have had no public market and no opportunity for liquidity, making them inherently long-term compensation. The equity-based units have been used to motivate executives and employees to individually and collectively build long-term stockholder value that might in the future create a liquid market opportunity.

  Base Salary

        A primary component of compensation of our executive officers has historically been base salary. Base salary is designed to provide our executive officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in our corporate performance. The base salary established for each of our executive officers is intended to reflect each individual's responsibilities, the skills and experience required for the job, their individual performance, our business performance, labor market conditions and competitive market salary levels. Under the terms of his May 2007 offer letter, Mr. Blanchette's initial base salary was set at $350,000. We do not currently have employment agreements with any of our named executive officers.

        Base salaries are reviewed during the fiscal year by our President and Chief Executive Officer and members of the Parent Compensation Committee, and salary increases typically take effect in late-February or early March of each fiscal year, unless business circumstances require otherwise. In past years, our President and Chief Executive Officer and/or the Parent Compensation Committee reviewed the performance of all executive officers, and based upon this review and any relevant informal competitive market data made available to him or them during the preceding year, through informal discussions with recruiting firms, research and informal competitive positioning against our President and Chief Executive Officer and/or members of the Parent Compensation Committee's personal knowledge of the competitive market, set the salary level for each executive officer for the coming year. Upon completion of this offering, we expect our Company-level compensation committee will take a more significant role in this annual review and decision-making process.

  Salary Adjustments in Fiscal Year 2010

        As part of our annual review process, in February 2010, the Parent Compensation Committee determined to increase Mr. Blanchette's base salary, effective February 23, 2010, to $500,000 from $450,000 based upon his leadership during the prior fiscal year, which drove continued sales that outperformed industry peers, growth in new restaurants and improved customer satisfaction.

        Similarly, as part of our annual review process, in February 2010, our President and Chief Executive Officer recommended and the Parent Compensation Committee approved annual merit salary increases for each of Messrs. Mazany, Kuhn and Cottingim. These merit increases ranged from approximately 4.3% to 11.1% and took into account accomplishments of each individual; for example, Mr. Mazany's management of new restaurant growth and management of the operational aspects of Joe's Crab Shack, Mr. Kuhn's contributions and management of construction and development projects, and Mr. Cottingim's contributions in the Company's human resources functions. Mr. Mazany's salary increased from $220,400 to $235,828; Mr. Kuhn's salary increased from $216,600 to $225,264; and Mr. Cottingim's salary increased from $210,000 to $220,000. Mr. Rager's salary remained the same at $234,000. In October 2010, our President and Chief Executive Officer recommended and the Parent Compensation Committee approved a salary increase for Mr. Rager in recognition of his contributions to financial management and expense control from $234,000 to $250,000.

  Salary Adjustments in 2011

        In January 2011, in connection with the development of a revitalized new unit prototype for Joe's Crab Shack and the anticipated expansion of our Brick House Tavern + Tap restaurants, we reorganized certain operational positions. As a result, Mr. Mazany's title changed from Senior Vice President of Operations to his current title of Senior Vice President and Chief Operating Officer, Joe's

Crab Shack; Mr. Kuhn's responsibilities and duties changed resulting in a change of his title from Senior Vice President of Growth and Technology to his current title of Senior Vice President and Chief Operating Officer, Brick House Tavern + Tap; and Mr. Cottingim's responsibilities and duties changed resulting in a change of his title from Senior Vice President of Human Resources to his current title of Senior Vice President and Chief Administrative Officer. In connection with the reorganization of their operational positions, effective March 2011, Mr. Mazany's salary was increased to $250,000; Mr. Kuhn's salary was increased to $235,000; and Mr. Cottingim's salary was increased to $230,000.

  Short-Term Incentive Compensation

        In addition to receiving base salaries, our named executive officers are eligible to earn annual incentive awards under our Management Incentive Plan based upon the attainment of specific financial performance objectives and, for certain executives, individual performance objectives. The annual cash incentive awards under our Management Incentive Plan are intended to offer incentive compensation by rewarding the achievement of corporate objectives linked to our overall financial results. Our President and Chief Executive Officer and the Parent Compensation Committee have authority to award annual cash incentives under our Management Incentive Plan to our executive officers. We believe that establishing annual cash incentive opportunities under our Management Incentive Plan helps us attract and retain qualified and highly skilled executives. These annual cash incentive awards under our Management Incentive Plan are intended to reward executive officers who have a positive impact on corporate results.

  Setting Target Award Levels

        On an annual basis, or at the commencement of an executive officer's employment with us, our President and Chief Executive Officer and/or the Parent Compensation Committee, based upon input from our Senior Vice President and Chief Administrative Officer, typically sets a target level of annual cash incentive award opportunity under our Management Incentive Plan that is structured as a percentage of such executive officer's base salary at December 31 of each year. An executive officer's target level of annual cash incentive award opportunity is set between 40% to 50% of his base salary. Under the terms of his May 2007 offer letter, Mr. Blanchette's target level of annual cash incentive award opportunity may be up to 50% of his base salary. For fiscal year 2010, each of Messrs. Blanchette and Mazany's target annual cash incentive award opportunity was set based upon each executive's scope of responsibility and impact upon our overall financial performance at 50%. For fiscal year 2010, each of Messrs. Rager, Kuhn and Cottingim's target annual cash incentive award opportunity was set based upon each executive's scope of responsibility and impact upon our overall financial performance at 40%.

  Setting Performance Objectives

        Each year the Parent Compensation Committee establishes our corporate financial performance objective and sets a threshold, target and maximum amount with reference to achieving pre-set levels of desired financial performance, with consideration given to our annual and long-term financial plan, as well as to macroeconomic conditions. All or part of a named executive officer's annual cash incentive award opportunity under our Management Incentive Plan is determined based upon the achievement level of the Company's Adjusted EBITDA. See "Prospectus Summary—Summary Historical Consolidated Financial and Operating Data" for a definition of Adjusted EBITDA and reconciliation of Adjusted EBITDA and EBITDA to net income. The Parent Compensation Committee believes this corporate performance objective reflected our overall Company goals for fiscal year 2010, which balanced the achievement of revenue growth and improving our operating efficiency. The Parent Compensation Committee believes that this definition of Adjusted EBITDA provides a meaningful understanding of our core operating performance and is the same financial metric used under our senior secured credit facility.

        The Parent Compensation Committee has historically attempted to maintain consistency year over year with respect to the difficulty of achieving the financial performance objectives under our Management Incentive Plan. The financial performance objectives used by the Parent Compensation Committee in recent years, including fiscal year 2010, for the annual incentive awards for most of our executive officers (Adjusted EBITDA and their respective individual performance goals described below) are identical to or derived from our annual Adjusted EBITDA calculation under our existing senior secured credit facility and capital expenditures budget approved at the beginning of each fiscal year by the Parent Compensation Committee. Our annual Adjusted EBITDA financial target typically increases each year to promote continuous growth consistent with our business plan. The financial performance targets are designed to be realistic and attainable though slightly aggressive, requiring in each fiscal year strong performance and execution that in our view provides an annual incentive firmly aligned with stockholder interests.

        Depending upon the named executive officer's position within the Company, his annual cash incentive award potential under our Management Incentive Plan is based solely on the achievement level of the Company's Adjusted EBITDA, or is based on a combination of Adjusted EBITDA achievement and attainment of pre-determined individual performance objectives comprised of operating division or business unit-specific goals to advance the strategic and operating plans of both the operating division or business unit and the Company. The level of achievement of each performance objective is set as a percentage ranging from 40% for achieving the threshold level of the applicable performance objective, 100% for achieving the target level of the applicable performance objective to 150% for achieving the maximum level of the applicable performance objective. The minimum level of performance must be achieved for the applicable performance objective to be included in the annual cash incentive award. Earned individual payouts also range from 40% to 150% of target and reflect allocations based on corporate, business unit, and individual performance, as discussed later in further detail.

        Generally, the named executive officer must be employed at the time of payment to receive such amount. In addition, our President and Chief Executive Officer and/or the Parent Compensation Committee may adjust annual cash incentive awards due to extraordinary or nonrecurring events, such as significant financings, equity offerings or acquisitions.

  2010 Performance Year Annual Incentive Awards

        For fiscal year 2010, the threshold Adjusted EBITDA amount was set at $37.4 million, the target Adjusted EBITDA amount was set at $41.6 million and the maximum Adjusted EBITDA amount was set at $46.3 million. At the conclusion of the fiscal year, we presented our financial statements to our independent auditor for their review. Once our independent auditor completed their audit of our financial statements, we presented our Adjusted EBITDA and our financial statements to the audit committee of our parent company for review and approval. Once the audit committee of our parent company approved our financial statements and Adjusted EBITDA results, we then presented that information to our President and Chief Executive Officer and the Parent Compensation Committee for review and approval. Actual Adjusted EBITDA for fiscal year 2010 was slightly below the target Adjusted EBITDA amount of $41.6 million and each of our named executive officers received an amount slightly below the target level of this performance objective.

        Messrs. Blanchette and Rager's annual cash incentive award was solely based upon the achievement of the Adjusted EBITDA objective.

        Mr. Mazany's annual cash incentive award was based upon the achievement of the Adjusted EBITDA objective (40%) and achievement of his individual performance objective (60%), which consisted of the attainment of a restaurant level profit of Joe's Crab Shack set at a threshold ($46.0 million), target ($54.0 million) and maximum ($62.0 million) amounts. The actual restaurant level profit of Joe's Crab Shack for fiscal year 2010 was $54.0 million, which was equal to the targeted amount.

        Mr. Kuhn's annual cash incentive award was based upon the achievement of the Adjusted EBITDA objective (70%) and achievement of his individual performance objectives (30%), which consisted of attainment of the construction cost variance to the approved capital expenditures committee budget (15%) set at a threshold (5% over budget), target (on budget) and maximum (5% less than budget) level and attainment of a set number of sales weeks for new restaurants (15%) set at a threshold (450 weeks), target (517 weeks) and maximum (546 weeks) level. The actual construction cost variance was 7.2% over the approved capital expenditures committee budget and the actual number of sales weeks for new restaurants was 248 weeks. Accordingly, neither of the individual performance objectives were met and did not contribute to his annual cash incentive award for fiscal year 2010.

        Mr. Cottingim's annual cash incentive award was based upon the achievement of the Adjusted EBITDA objective (70%) and achievement of his respective individual performance objectives (30%), which consisted of implementation of a new training program (15%) set at a threshold (one restaurant brand by December 31), target (both restaurant brands by December 31) and maximum (both restaurant brands by September 30) level and improving the field rating of the payroll function (15%) set at a threshold (15% improvement), target (20% improvement) and maximum (25% improvement) level. The new training program was implemented in one restaurant brand by December 31 and the field rating of the payroll function was improved by 37%. Accordingly, the first individual performance objective was achieved at the threshold level and the second individual performance objective exceeded the maximum level.

        The table below indicates the total annual cash incentive award payment for fiscal year 2010 for our named executive officers, as well as the weighted components used to determine award payments.

Name	Base Salary at 12/31/10	Target Award as a Percentage of Base Salary	Weighting of Adjusted EBITDA Objective	Weighting of Individual Performance Objectives		Actual Award Payment
Raymond A. Blanchette, III	$500,000	50%	100%	—		$200,000
Jeffrey L. Rager	$250,000	40%	100%	—		$80,000
James F. Mazany	$235,828	50%	40%	60%	(a)	$108,481
James W. Kuhn	$225,264	40%	70%	30%	(b)	$50,459
Kevin T. Cottingim	$220,000	40%	70%	30%	(c)	$74,360

(a)
Represents achievement of the restaurant level profit target of Joe's Crab Shack.

(b)
Represents achievement of the construction cost variance to the approved capital expenditures committee budget (15%) and achievement of a set number of sales weeks for new restaurants (15%).

(c)
Represents achievement of implementation of a new training program (15%) and improving the field rating of the payroll function (15%).

  Fiscal Year 2011 Management Incentive Plan

        In January 2011, in connection with the development of a revitalized new unit prototype for Joe's Crab Shack and the anticipated expansion of our Brick House Tavern + Tap restaurants, we reorganized certain operational positions. As a result, Mr. Mazany's title changed from Senior Vice President of Operations to his current title of Senior Vice President and Chief Operating Officer, Joe's Crab Shack; Mr. Kuhn's responsibilities and duties changed resulting in a change of his title from

Senior Vice President of Growth and Technology to his current title of Senior Vice President and Chief Operating Officer, Brick House Tavern + Tap; and Mr. Cottingim's responsibilities and duties changed resulting in a change of his title from Senior Vice President of Human Resources to his current title of Senior Vice President and Chief Administrative Officer. As part of this reorganizational process, for fiscal year 2011, Mr. Kuhn's annual cash incentive award potential was revised to better reflect his scope of responsibility and specific impact on our performance. Accordingly, for fiscal year 2011, Mr. Kuhn's target annual cash incentive award opportunity was increased from 40% to 50% and his annual cash incentive award potential will be based upon a combination of Adjusted EBITDA target achievement and attainment of a pre-determined restaurant level profit target of Brick House Tavern + Tap.

  Long-Term Equity-Based Compensation

        JCS Holdings, LLC, the sole stockholder of the Company, established a class of equity ownership units, or common units, that may be issued to employees of the Company providing services to or for the benefit of JCS Holdings, LLC at the discretion of the Parent Compensation Committee. The Company does not have an equity program in place and has not granted any equity awards. The common units are granted under the terms of the Third Amended and Restated Limited Liability Company Agreement of JCS Holdings, LLC, which we refer to as the Parent LLC Agreement, and are administered by the Parent Compensation Committee.

        Our President and Chief Executive Officer and the Parent Compensation Committee believe that equity-based compensation is an important component of our executive compensation program and that providing a significant portion of our executive officers' total compensation package in equity-based compensation aligns the incentives of our executives with the interests of our stockholders and with our long-term corporate success. Additionally, our President and Chief Executive Officer and the Parent Compensation Committee believe that equity-based compensation awards enable us to attract, motivate, retain and adequately compensate executive talent. To that end, the Parent Compensation Committee has awarded equity-based compensation in the form of common units of our parent company with both a time vesting component and a performance vesting component. Our President and Chief Executive Officer and the Parent Compensation Committee believe the award of common units of our parent company provide executives with a significant long-term interest in our success by rewarding the creation of stockholder value over time. Under the Parent LLC Agreement, approximately 12% of the common units of our parent company have been allocated for grants of awards to our management.

        Generally, each executive officer is provided with a grant of common units of our parent company when they join our Company based upon his or her position with us and his or her relevant prior experience. In addition to common units granted upon commencement of employment with us, our President and Chief Executive Officer and/or the Parent Compensation Committee may grant additional awards to retain our executives and to recognize the achievement of corporate and individual goals and/or strong individual performance. Each grant of common units is awarded pursuant to a unit grant agreement. In allocating the number of common units awarded to our named executive officers, each individual's compensation package is reviewed and a subjective determination of the number of common units that would be appropriate to retain and motivate each executive officer in his position is set. A greater number of common units are granted to our more senior executives who have more strategic responsibilities and a more direct impact on corporate results. Each unit grant agreement specifies that the common units are subject to the transfer limitations and repurchase rights contained in the Parent LLC Agreement.

        These inducement grants typically contain both a time vesting component (relating to 50% of the common units) and a performance vesting component (relating to 50% of the common units). The time vesting units each vest ratably over the course of five years, subject to continued employment on the vesting date, to encourage executive longevity and to compensate our executive officers for their contribution to our success over a period of time. The performance vesting component generally provides for ratable vesting of the common units in each fiscal year that EBITDA (as defined in our senior secured credit facility) equals or exceeds the annual target EBITDA or, if the annual target EBITDA is not achieved, the common units may vest if certain cumulative target EBITDA amounts are achieved, each as set forth in the unit grant agreement of the recipient. See "Prospectus Summary—Summary Historical Consolidated Financial and Operating Data" for a definition of EBITDA and reconciliation of EBITDA to net income. For fiscal year 2010, the annual target EBITDA for each named executive officer of $30.0 million was exceeded. Accordingly, the performance vesting component of the inducement grants was satisfied and 20% of the common units for each of the named executive officers vested at fiscal year end. None of our named executive officers were awarded common units in fiscal year 2010.

        The common units are granted with an exercise price equal to or greater than the fair market value of the common units on the applicable date of grant. To date, because there has not been a public market for the common units, fair market value has been determined based on the good-faith determination of the Parent Compensation Committee. Upon completion of this offering, we expect to determine fair market value for purposes of equity-based award pricing based upon the closing price of our common stock on The NASDAQ Global Select Market on the date of grant.

        Historically, the Parent Compensation Committee, in consultation with our President and Chief Executive Officer and our Senior Vice President and Chief Administrative Officer, has made all equity-based grant decisions with respect to our executive officers, and we anticipate that, upon completion of this offering, our Company-level compensation committee will, subject to approval by our board of directors as deemed necessary by the compensation committee, determine the size and terms and conditions of equity grants to our executive officers in accordance with the terms of the applicable plan and will approve them on an individual basis.

        Immediately after completion of this public offering, JCS Holdings, LLC, our parent company, will liquidate and distribute the shares of our common stock then held by it and/or the cash proceeds received in this public offering to the holders of its Series A preferred units and its common units, including those held by our named executive officers, in accordance with the provisions then in effect of the Parent LLC Agreement. In connection with the subsequent liquidation and distribution by JCS Holdings, LLC, our named executive officers will receive                    shares of our common stock pursuant to the terms of the Parent LLC Agreement for their vested common units, based upon a price of $                  per share, the midpoint of the price range set forth on the cover page of this prospectus. In addition, following this public offering, our named executive officers who hold unvested common units will receive as a replacement for such unvested common units                  restricted shares of our common stock, which will be subject to substantially identical vesting conditions as described above. The number of shares of our common stock that will be subject to the replacement grant will be based upon a price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus. The actual number of shares of our common stock to be issued in connection with the replacement grant will be based upon the initial public offering price net of underwriting discounts and commissions. Following the subsequent distribution by JCS Holdings, LLC, no common units will be outstanding. We do not intend to make any additional equity grants in connection with the completion of this offering.

  Employment Agreements and Severance and Change of Control Benefits

        We do not currently have employment agreements with any of our named executive officers. However, as part of substantial review of our existing compensation programs, objectives and philosophy to be undertaken after this offering by our Company-level compensation committee, we may enter into employment agreements with our executive officers in the future.

        In connection with the grant of common units in our parent company, we have entered into unit grant agreements with each recipient that contain severance benefits and change of control provisions, the terms of which are described under the heading "—Potential Payments Upon Termination or Change of Control." We believe these severance and change in control benefits are an essential element of our executive compensation package and assist us in recruiting and retaining talented individuals.

  2011 Omnibus Incentive Plan

        Effective upon the completion of this offering, we will implement the Ignite Restaurant Group, Inc. 2011 Omnibus Incentive Plan, or 2011 Plan. For more information relating to our 2011 Plan, see "—Ignite Restaurant Group, Inc. 2011 Omnibus Incentive Plan."

        Our 2011 Plan will allow for the grant of a number of forms of equity incentives, including stock options, restricted stock, restricted stock units and stock appreciation rights. In the future, our Company-level compensation committee may consider awarding such additional or alternative forms of awards to our executive officers, although no decision to use such other forms of award has yet been made.

  Benefits and Executive Perquisites

        We believe that attracting and retaining superior management talent requires an executive compensation program that is competitive in all respects with the programs provided at similar companies. In addition to salaries, annual cash incentive compensation and equity awards, competitive executive compensation programs include retirement and welfare benefits and reasonable executive perquisites.

  Retirement Benefits

        We maintain a retirement savings plan, a 401(k) defined contribution plan (the "401(k) Plan"), for the benefit of all eligible employees. However, our named executive officers are prohibited from participating in the 401(k) Plan. We do not maintain defined benefit plans, non-qualified deferred compensation plans or supplemental retirement plans for our executive officers.

  Other Benefits

        All named executive officers are eligible for other benefits including: medical, dental, short- and long-term disability and life insurance. The executives participate in these plans on the same basis, terms, and conditions as other administrative employees. The named executive officers also participate in our vacation, holiday and sick day program, which provides paid leave during the year at various amounts based upon the executive's position, length of service and any arrangements negotiated at time of hire.

  Perquisites

        Our executive officers, including our named executive officers, may make limited use of financial counseling and tax preparation services, receive an automobile allowance and other very modest usual and customary perquisites. Any perquisites are negotiated with the executive officer at the time such executive officer joins us. All such perquisites for the named executive officers are reflected in the "All Other Compensation" column of the Summary Compensation Table and the accompanying footnotes.

  Recovery of Certain Awards

        We do not currently have a formal policy for recovery of incentive-based compensation paid to current and former executive officers in compliance with regulations pursuant to the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act following the enactment of such regulations. Our longstanding practice is that each participant in the Management Incentive Plan is responsible to repay any net overpayment amount. Following the completion of this offering, we intend to implement a formal policy for the recovery of incentive-based compensation paid to current and former executive officers in compliance with regulations pursuant to the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

  Risk Analysis of Compensation Plans

        After analysis, we believe that our compensation policies and practices for our employees, including our executives, do not encourage excessive risk or unnecessary risk-taking and in our opinion the risks arising from such compensation policies and practices are not reasonably likely to have a material adverse effect on us. Our compensation programs have been balanced to focus our key employees on both short- and long-term financial and operational performance.

  Tax and Accounting Considerations

        Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for a company's named executive officers, other than its chief financial officer, unless such compensation qualifies as performance-based under such section. Neither the Parent Compensation Committee nor our board of directors has previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation because we are not currently publicly traded. Following this offering, at such time as we are subject to the deduction limitations of Section 162(m), we expect that our compensation committee will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

        Our President and Chief Executive Officer and the Parent Compensation Committee, in connection with decisions that relate to our equity incentive award plans and programs, consider the accounting implications of significant compensation decisions. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Compensation of Named Executive Officers

        The tables in the following sections provide information required by the SEC regarding compensation paid to or earned by our named executive officers.

Summary Compensation Table

        The following table sets forth the total compensation awarded to, earned by, or paid to our named executive officers for all services rendered in all capacities to us or our parent, JCS Holding, LLC, in fiscal year 2010.

Name and Principal Position	Year	Salary ($)		Non-Equity Incentive Plan Compensation ($)(a)	All Other Compensation ($)(b)	Total ($)
Raymond A. Blanchette, III President and Chief Executive Officer	2010	490,385	(c)	200,000	12,489	702,874
Jeffrey L. Rager Senior Vice President and Chief Financial Officer	2010	236,462	(d)	80,000	1,518	317,980
James F. Mazany Senior Vice President and Chief Operations Officer, Joe's Crab Shack	2010	232,861	(e)	108,481	10,200	351,542
James W. Kuhn Senior Vice President and Chief Operations Officer, Brick House Tavern + Tap	2010	223,705	(f)	50,459	14,559	288,723
Kevin T. Cottingim Senior Vice President and Chief Administrative Officer	2010	218,077	(g)	74,360	13,069	305,506

(a)
Represents annual cash incentive awards under our Management Incentive Plan. The annual cash incentive is either based solely on achievement of the Company's Adjusted EBITDA target, or for Messrs. Mazany, Kuhn and Cottingim, based on a combination of Adjusted EBITDA target achievement and individual performance goals. See "—Compensation Discussion and Analysis—Elements of Compensation—Short-Term Incentive Arrangements."

(b)
The amounts included in this column include the following:

                2010 All Other Compensation Table

Name	Automobile Allowance ($)	Financial Counseling and Tax Preparation ($)	Medical Examination ($)
Raymond A. Blanchette, III	10,200	600	1,689
Jeffrey L. Rager	—	500	1,018
James F. Mazany	10,200	—	—
James W. Kuhn	10,200	3,000	1,359
Kevin T. Cottingim	10,200	950	1,919
(c)
Mr. Blanchette's salary was increased from $450,000 to $500,000 in February 2010.

(d)
Mr. Rager's salary was increased from $234,000 to $250,000 in October 2010.

(e)
Mr. Mazany's salary was increased from $220,400 to $235,828 in February 2010.

(f)
Mr. Kuhn's salary was increased from $216,600 to $225,264 in February 2010.

(g)
Mr. Cottingim's salary was increased from $210,000 to $220,000 in February 2010.

Grants of Plan-Based Awards Table

        The following table sets forth information regarding grants of plan-based awards made to our named executive officers during fiscal year 2010 under our Management Incentive Plan. No equity awards were granted during fiscal year 2010 to our named executive officers.

	Estimated Future Payments Under Non-Equity Incentive Plan Awards(a)
Name	Threshold ($)	Target ($)	Maximum ($)
Raymond A. Blanchette, III	100,000	250,000	375,000
Jeffrey L. Rager	40,000	100,000	150,000
James F. Mazany	47,166	117,914	176,871
James W. Kuhn	36,042	90,106	135,159
Kevin T. Cottingim	35,200	88,000	132,000

(a)
These amounts represent threshold, target and maximum annual cash incentive opportunities for each of the named executive officers under our Management Incentive Plan. The actual amount of the annual cash incentive award earned by each named executive officer for fiscal year 2010 is reported in the Summary Compensation Table. For a description of the performance targets relating to the Company's annual cash incentive opportunities for fiscal year 2010, please refer to "—Compensation Discussion and Analysis—Elements of Compensation—Short-Term Incentive Arrangements" above.

Outstanding Equity Awards at Fiscal Year End

        The following table sets forth for each of the named executive officers information with respect to outstanding common units as of January 3, 2011.

	Stock Awards
Name	Number of Units That Have Not Vested(#)		Market Value of Units That Have Not Vested($)(d)	Number of Unearned Units That Have Not Vested(#)		Market or Payout Value of Unearned Units That Have Not Vested($)(d)
Raymond A. Blanchette, III	419,580	(a)	117,482	419,580	(a)	117,482
	500,000	(b)	140,000	—		—
Jeffrey L. Rager	260,000	(c)	72,800	260,000	(c)	72,800
James F. Mazany	65,527	(c)	18,348	65,527	(c)	18,348
James W. Kuhn	65,527	(c)	18,348	65,527	(c)	18,348
Kevin T. Cottingim	120,000	(c)	33,600	120,000	(c)	33,600

(a)
Under the terms of his May 2007 offer letter, Mr. Blanchette was granted 4,195,804 common units. Half of the common units are subject to time-based vesting provisions and the following: 209,790 common units vested at issuance and 209,790 common units vested ratably over the remainder of 2007. The remaining common units vest ratably over four years, with 25% of such common units vesting on December 31 of each year, subject to continued employment. The other half of the common units vest ratably over five years, with 20% of such common units vesting each fiscal year if certain performance-based provisions are satisfied, subject to continued employment. Any unvested portion of the common units fully vests immediately prior to a change of control. If employee is terminated without cause, the time-based common units vest on a prorata basis for that year based upon the number of months of employment during that year divided by 12. The common units are subject to certain transfer restrictions and repurchase rights pursuant to the Parent LLC Agreement. These transfer and repurchase restrictions will lapse upon our initial public offering.

(b)
In June 2009, Mr. Blanchette was granted 500,000 common units. The common units vest on June 11, 2014, subject to continued employment. Any unvested portion of the common units fully vest immediately prior to a change of control or upon an underwritten public offering with net proceeds to us greater than $100.0 million.

(c)
In July 2008, Mr. Rager was granted 1,300,000 common units. In October 2007, Messrs. Mazany and Kuhn were each granted 655,266 common units. In December 2008, Mr. Cottingim was granted 400,000 common units. Half of the common units are subject to time-based vesting provisions, subject to continued employment, with 20% of such common units vesting on December 31 of each year. The other half of the common units vest ratably over five years, with 20% of such common units vesting each fiscal year if certain performance-based provisions are satisfied, subject to continued employment. Any unvested portion of the common units fully vests immediately prior to a change of control. If employee is terminated without cause, the common units vest on a prorata basis for that year based upon the number of months of employment during that year divided by 12. The common units are subject to certain transfer restrictions and repurchase rights pursuant to the Parent LLC Agreement. These transfer and repurchase restrictions will lapse upon our initial public offering.

(d)
There was no public market for the common units as of January 3, 2011. The market value of unvested common units is based upon the fair market value of such common units as of December 28, 2009 of $0.28 per common unit, which is the most recent valuation because no equity awards were granted in fiscal year 2010.

Immediately after completion of this public offering, JCS Holdings, LLC, our parent company, will liquidate and distribute the shares of our common stock then held by it and/or the cash proceeds received in this public offering to the holders of its Series A preferred units and its common units, including those held by our named executive officers, in accordance with the provisions then in effect of the Parent LLC Agreement. As part of the subsequent distribution by JCS Holdings, LLC, our named executive officers will receive shares of our common stock pursuant to the terms of the Parent LLC Agreement for their vested common units and our named executive officers holding unvested common units will receive restricted shares of our common stock as a replacement for such unvested common units, which will be subject to substantially identical vesting conditions as described above. Following the subsequent distribution by JCS Holdings, LLC, no common units will be outstanding.

Option Exercises and Stock Vested Table

        The following table sets forth information regarding the number and value of common units for each named executive officer that vested during fiscal year 2010. No named executive officer holds stock options.

Name	Number of Common Units Acquired on Vesting (#)(a)	Value Realized on Vesting ($)(b)
Raymond A. Blanchette, III	839,161	234,965
Jeffrey L. Rager	260,000	72,800
James F. Mazany	131,053	36,695
James W. Kuhn	131,053	36,695
Kevin T. Cottingim	80,000	22,400

(a)
Reflects time-based and performance-based common units that vested during fiscal year 2010. For a description of the common units, please refer to "—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Equity-Based Compensation."

(b)
There was no public market for the common units as of January 3, 2011. The market value of unvested common units is based upon the fair market value of such common units as of December 28, 2009 $0.28 per common unit, which is the most recent valuation because no equity awards were granted in fiscal year 2010.

Immediately after completion of this public offering, JCS Holdings, LLC, our parent company, will liquidate and distribute the shares of our common stock then held by it and/or the cash proceeds received in this public offering to the holders of its Series A preferred units and its common units, including those held by our named executive officers, in accordance with the provisions then in effect of the Parent LLC Agreement. As part of the subsequent distribution by JCS Holdings, LLC, our named executive officers will receive shares of our common stock pursuant to the terms of the Parent LLC Agreement for their vested common units and our named executive officers holding unvested common units will receive restricted shares of our common stock as a replacement for such unvested common units, which will be subject to substantially identical vesting conditions as described above. Following the subsequent distribution by JCS Holdings, LLC, no common units will be outstanding.

Pension Benefits

        Our named executive officers did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our board of directors or our Company-level compensation committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Nonqualified Deferred Compensation

        Our named executive officers did not participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our board of directors or our Company-level compensation committee may elect to provide our executive officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interest.

Potential Payments Upon Termination or Change in Control

        The information below describes and quantifies certain compensation that would become payable under each named executive officer's respective unit grant agreements if, as of January 3, 2011, their respective employment with us had been terminated. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event.

Named Executive Officer	Benefit	Death or Disability	Change in Control(1)	Termination Without Cause	Termination for Good Reason
Raymond A. Blanchette, III	Cash severance	$1,000,000	$1,000,000	$1,000,000	$1,000,000
	Acceleration of equity(2)	—	374,965	117,482	—
	Health benefits continuation	6,923	6,923	6,923	6,923

	Total	$1,006,923	$1,381,888	$1,124,405	$1,006,923
Jeffrey L. Rager	Cash severance	—	$250,000	$250,000	—
	Acceleration of equity(2)	—	145,600	72,800	—
	Health benefits continuation	—	6,923	6,923	—

	Total	—	$402,523	$329,723	—
James F. Mazany	Cash severance	—	$117,914	$117,914	—
	Acceleration of equity(2)	—	36,695	18,348	—
	Health benefits continuation	—	3,462	3,462	—

	Total	—	$158,071	$139,724	—
James W. Kuhn	Cash severance	—	$112,632	$112,632	—
	Acceleration of equity(2)	—	36,695	18,348	—
	Health benefits continuation	—	3,462	3,462	—

	Total	—	$152,789	$134,442	—
Kevin T. Cottingim	Cash severance	—	$165,000	$165,000	—
	Acceleration of equity(2)	—	67,200	33,600	—
	Health benefits continuation	—	3,695	3,695	—

	Total	—	$235,895	$202,295	—

(1)
Assumes the executive is terminated without cause following a change in control. Without a termination, the executive would receive only an acceleration of equity upon a change in control.

(2)
There was no public market for the common units as of January 3, 2011. The market value of unvested common units is based upon the fair market value of such common units as of December 28, 2009 of $0.28 per common unit, which is the most recent valuation because no equity awards were granted in fiscal year 2010.

  Mr. Blanchette

        In accordance with his unit grant agreements, if his employment is terminated without cause (as such term is defined in the Parent LLC Agreement) or he terminates his employment for good reason (as such term is defined in his 2009 unit grant agreement) or as a result of his death or disability (as such term is defined in his 2009 unit grant agreement), then he is, subject to his execution of a general release and his compliance with post-termination obligations relating to confidentiality, intellectual property, non-competition and non-solicitation, entitled to the following:

  •
  twenty-four months salary continuation; provided, that if he becomes employed, this payment obligation ceases on the later of twelve months after termination or the date he is otherwise employed;

  •
  if employee is terminated without cause (as such term is defined in the Parent LLC Agreement), any unvested time-based common units granted in 2007 vest on a prorata basis for that year based upon the number of months of employment during that year divided by twelve; and

  •
  twelve months continuation of medical and dental coverage.

  Messrs. Rager, Mazany, Kuhn and Cottingim

        In accordance with their respective unit grant agreements, if their employment is terminated without cause (as such term is defined in the Parent LLC Agreement), then the named executive officer is, subject to his execution of a general release and his compliance with post-termination obligations relating to confidentiality, intellectual property, non-competition and non-solicitation, entitled to the following:

  •
  For Mr. Rager:

  •
  twelve months salary continuation;

  •
  any unvested time-based common units vest on a prorata basis for that year based upon the number of months of employment during that year divided by twelve; and

  •
  twelve months continuation of medical and dental coverage.

  •
  For Mr. Mazany and Kuhn:

  •
  six months salary continuation;

  •
  any unvested time-based common units vest on a prorata basis for that year based upon the number of months of employment during that year divided by twelve; and

  •
  six months continuation of medical and dental coverage.

  •
  For Mr. Cottingim:

  •
  nine months salary continuation;

  •
  any unvested time-based common units vest on a prorata basis for that year based upon the number of months of employment during that year divided by twelve; and

  •
  nine months continuation of medical and dental coverage.

  Restrictive Covenants

        Under the terms of their respective unit grant agreements, each named executive officer has agreed to confidentiality obligations during and after employment. In addition, under their respective unit grant agreements, each named executive officer has agreed to the following:

  •
  non-solicitation obligations for two years following employment termination;

  •
  Messrs. Blanchette (pursuant to his May 2007 offer letter) Mazany and Kuhn have agreed to non-competition obligations for twelve months following employment termination;

  •
  Mr. Rager has agreed to non-competition obligations for nine months following employment termination; and

  •
  Mr. Cottingim has agreed to non-competition obligations for six months following employment termination.

Ignite Restaurant Group, Inc. 2011 Omnibus Incentive Plan

        We intend to adopt the 2011 Plan, in connection with our initial public offering. The 2011 Plan will provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2011 Plan. The purpose of the 2011 Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the 2011 Plan, but does not include all of the provisions of the 2011 Plan. For further information about the 2011 Plan, we refer you to the complete copy of the 2011 Plan, which we will file as an exhibit to the registration statement, of which this prospectus is a part.

  Administration

        The 2011 Plan is administered by a committee designated by our board of directors. Among the committee's powers are to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the 2011 Plan or any award agreement, amend the terms of outstanding awards and adopt such rules, forms, instruments and guidelines for administering the 2011 Plan as it deems necessary or proper. All actions, interpretations and determinations by the committee or by our board of directors are final and binding.

        The committee has full authority to administer and interpret the 2011 Plan, to grant discretionary awards under the 2011 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award and to make all other determinations in connection with the 2011 Plan and the awards thereunder as the committee, in its sole discretion, deems necessary or desirable.

  Available Shares

        The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2011 Plan or with respect to which awards may be granted may not exceed             shares, which may be either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2011 Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the 2011 Plan.

  Eligibility for Participation

        Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2011 Plan. The selection of participants is within the sole discretion of the committee.

  Award Agreement

        Awards granted under the 2011 Plan shall be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant's employment, as determined by the committee in its sole discretion.

  Stock Options

        The committee may grant nonqualified stock options and incentive stock options to purchase shares of our common stock only to eligible employees. The committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10.0% stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10.0% stockholder, 110.0% of such share's fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the committee in its sole discretion.

  Stock Appreciation Rights

        The committee may grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2011 Plan, or such other event as the committee may, in its sole discretion, designate at the time of grant or thereafter.

  Restricted Stock

        The committee may award shares of restricted stock. Except as otherwise provided by the committee upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient's restricted stock agreement. The committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

        Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

        If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2011 Plan and are discussed in general below.

  Other Stock-Based Awards

        The committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock units and deferred stock units under the 2011 Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The committee shall determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2011 Plan and discussed in general below.

  Other Cash-Based Awards

        The committee, may grant awards payable in cash. Cash-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the committee may accelerate the vesting of such award in its discretion.

  Performance Awards

        The committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The committee may grant performance awards that are intended to qualify as performance- based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the committee, in its sole discretion. Based on service, performance and/or such other factors or criteria, if any, as the committee may determine, the committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

  Performance Goals

        The committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals will be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following criteria selected by the committee: (i) earnings per share; (ii) operating income; (iii) gross income; (iv) net income (before or after taxes); (v) cash flow; (vi) gross profit; (vii) gross profit return on investment; (viii) gross margin return on investment; (ix) gross margin; (x) operating margin; (xi) working capital; (xii) earnings before interest and taxes; (xiii) earnings before interest, tax, depreciation and amortization; (xiv) return on equity; (xv) return on assets; (xvi) return on capital; (xvii) return on invested capital; (xviii) net revenues; (xix) gross revenues; (xx) revenue growth; (xxi) annual recurring revenues; (xxii) recurring revenues; (xxiii) license revenues; (xxiv) sales or market share; (xxv) total stockholder return; (xxvi) economic value added; (xxvii) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the committee in its sole discretion; (xxviii) the fair market value of the a share of common stock; (xxix) the growth in the value of an investment in the common stock assuming the reinvestment of dividends; or (xxx) reduction in operating expenses.

        To the extent permitted by law, the committee may also exclude the impact of an event or occurrence which the committee determines should be appropriately excluded, including: (i) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (ii) an event either not directly related to our operations or not within the reasonable control of management; or (iii) a change in accounting standards required by generally accepted accounting principles.

        Performance goals may also be based on an individual participant's performance goals, as determined by the committee, in its sole discretion.

        In addition, all performance goals may be based upon the attainment of specified levels of our performance, or subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

  Change in Control

        In connection with a change in control, as defined in the 2011 Plan, the committee may accelerate vesting of outstanding awards under the 2011 Plan. In addition, such awards will be, in the discretion of the committee, (i) assumed and continued or substituted in accordance with applicable law, (ii) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the award(s), or (iii) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The committee may also, in its sole discretion, provide for accelerated vesting or lapse of restrictions of an award at any time.

  Stockholder Rights

        Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock a participant has no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

  Amendment and Termination

        Notwithstanding any other provision of the 2011 Plan, our board of directors may at any time amend any or all of the provisions of the 2011 Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2011 Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

  Transferability

        Awards granted under the 2011 Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

  Effective Date

        The 2011 Plan will be adopted in connection with this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information as of                        , 2011 regarding the beneficial ownership of our common stock by:

  •
  each person known by us to beneficially own 5% or more of our outstanding common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each selling stockholder.

        For further information regarding material transactions between us and certain of our stockholders, see "Certain Relationships and Related Party Transactions." The selling stockholders in this offering may be deemed to be statutory underwriters.

        Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after                        , 2011 through the exercise of any stock option, warrant or other right. For purposes of calculating each person's or group's percentage ownership, shares of common stock issuable pursuant to stock options exercisable within 60 days after                        , 2011 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The numbers listed below are based on                shares of our common stock outstanding as of                         , 2011 after giving effect to the stock split, subsequent distribution by JCS Holdings, LLC and issuance of restricted shares of common stock as if they occurred on that date. The amount and percentage of shares beneficially owned by our existing stockholders will be dependent upon the actual offering price per share of common stock in this public offering. The information presented in the table below is based upon an offering price of $                        per share, the midpoint of the price range set forth on the front cover page of this prospectus. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Ignite Restaurant Group, Inc., 9900 Westpark Drive, Suite 300, Houston, Texas 77063.

	Shares Beneficially Owned Prior to This Offering(1)			Shares Beneficially Owned After This Offering(1)(2) (no option exercise)		Shares Beneficially Owned After This Offering(1)(2) (full option exercise)
Number of Shares Offered
Name	Number	Percent		Number	Percent	Number	Percent
5% Stockholders:
J.H. Whitney VI(3) 130 Main Street New Canaan, Connecticut 06840
Named Executive Officers and Directors:
Raymond A. Blanchette, III
Jeffrey L. Rager
James F. Mazany
James W. Kuhn
Kevin T. Cottingim
All executive officers and directors as a group persons)

*
Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1)
Shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account.

(2)
Immediately following this public offering, we will issue approximately            restricted shares of common stock to members of our management and independent directors who held unvested common units in JCS Holdings, LLC, which will be subject to substantially identical vesting conditions as the unvested common units prior to the liquidation of JCH Holdings, LLC. The exact number of restricted shares to be issued will be calculated based upon the initial public offering price net of underwriting discounts and commissions. See footnote 5 to our unaudited pro forma condensed consolidated statement of operations for additional details relating to the number of restricted shares to be issued as a replacement for unvested common units on page 49.

(3)
Includes                        shares of common stock held by J.H. Whitney VI. J.H. Whitney VI is an investment fund, principally engaged in the business of making private equity investments. J.H. Whitney Equity Partners VI, LLC is the sole general partner of J.H. Whitney VI and as such may be deemed to have beneficial ownership of the shares held by J.H. Whitney VI. The managing members of J.H. Whitney Equity Partners VI, LLC have voting and disposition power over the shares of common stock held by J.H. Whitney VI. The managing members consist of Peter M. Castleman, James H. Fordyce, Michael C. Salvator, Paul R. Vigano and Robert M. Williams, Jr. Each of Messrs. Castleman, Fordyce, Salvator, Vigano and Williams disclaim beneficial ownership of the shares held by J.H. Whitney Equity Partners VI, LLC and its affiliated entities, except to the extent of his pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreement

        We are party to a management agreement with J.H. Whitney, pursuant to which J.H. Whitney provides management consulting services to us and receives specified consideration for such services. These management consulting services generally consist of advice in connection with financing arrangements, the development and implementation of strategies to improve business performance or advice in connection with business combinations or other extraordinary corporate transactions. We paid an aggregate of $1.1 million for these management consulting services for each of the fiscal years 2010, 2009 and 2008, respectively, and $0.5 million in the twenty-four weeks ended June 20, 2011. We expect to terminate the management agreement in connection with this offering. Upon termination of the management agreement and the consummation of this offering, J.H. Whitney will receive an aggregate payment from us of $             million. The management agreement includes customary exculpation and indemnification provisions in favor of J.H. Whitney.

JCS Holdings LLC Agreement

        In March 2010, JCS Holdings, LLC, our parent company, and its members entered into the Parent LLC Agreement. The Parent LLC Agreement governs the operations of our parent company and sets forth certain rights and restrictions relating to our Series A preferred units and common units (in each case, as defined in the Parent LLC Agreement), including:

  •
  allocation of income, gain, loss or deduction;

  •
  indemnification provisions;

  •
  tag along rights, in the event of a sale of at least 50% of all outstanding units;

  •
  drag along rights, in the event J.H. Whitney VI sells more than 50% of all outstanding units;

  •
  dissolution and termination; and

  •
  restrictions on the transfer of interests.

        As of June 20, 2011, there were 80,000,000 Series A preferred units outstanding and 10,406,983 common units issued or outstanding. Holders of each Series A preferred unit are entitled to one vote.

        In connection with, and immediately prior to the completion of this public offering, Ignite Restaurant Group, Inc. will effect a    -for-1 stock split of our common stock. The stock split will result in                   shares of common stock outstanding immediately after the stock split, all of which will be held by JCS Holdings, LLC, our parent company. Immediately after completion of this public offering, JCS Holdings, LLC will then liquidate and distribute the shares of our common stock then held by it and/or the cash proceeds received in this public offering to the holders of its Series A preferred units and its common units in accordance with the provisions then in effect of the Parent LLC Agreement.

Board Compensation

        Upon completion of this offering, directors who are our employees or employees of our subsidiaries or affiliated with J.H. Whitney will not receive any compensation for their service as members of either our board of directors or board committees. All non-employee members of our board of directors not affiliated with J.H. Whitney will be compensated as set forth under "Management—Corporate Governance—Director Compensation."

        Following the completion of this offering, we may re-evaluate and, if appropriate, adjust the compensation awarded to directors in order to ensure that our director compensation is commensurate with that of similarly situated public companies.

Indemnification Agreements

        We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Registration Rights Agreement

        Pursuant to a registration rights agreement that we will enter into prior to the completion of this public offering, we will grant registration rights to J.H. Whitney VI and members of management. See "Description of Capital Stock—Registration Rights Agreement" for more information.

Policies and Procedures With Respect to Related Party Transactions

        Upon the closing of this offering, we intend to adopt policies and procedures whereby our audit committee will be responsible for reviewing and approving related party transactions. In addition, our Code of Ethics will require that all of our employees and directors inform the chairman of the audit committee of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

DESCRIPTION OF CAPITAL STOCK

General

        In connection with, and immediately prior to the completion of this public offering, Ignite Restaurant Group, Inc. will effect a     -for-1 stock split of our common stock. The stock split will result in                   shares of common stock outstanding immediately after the stock split, all of which will be held by JCS Holdings, LLC, our parent company. Immediately after completion of this public offering, JCS Holdings, LLC will then liquidate and distribute the shares of our common stock then held by it and/or the cash proceeds received in this public offering to the holders of its Series A preferred units and its common units in accordance with the provisions then in effect of the Parent LLC Agreement.

        Upon completion of this offering, our total amount of authorized capital stock will be 500,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. Upon completion of this offering and after giving effect to the stock split and subsequent distribution by JCS Holdings, LLC described above,                    shares of common stock will be issued and outstanding and no shares of preferred stock will be issued or outstanding. The discussion set forth below describes our capital stock, amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon consummation of this offering and the stock split and subsequent distribution by JCS Holdings, LLC. The following summary of certain provisions of our capital stock describes material provisions of, but does not purport to be complete and is subject to, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws. We urge you to read our amended and restated certificate of incorporation and amended and restated bylaws, as will be in effect upon completion of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

        Voting Rights.    Except as required by law or matters relating solely to the terms of preferred stock, each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock.

        Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. Our ability to pay dividends on our common stock may be limited by restrictions under the terms of the agreements governing our indebtedness. See "Dividend Policy."

        Preemptive Rights.    Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

        Conversion or Redemption Rights.    Our common stock will be neither convertible nor redeemable. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable.

        Liquidation Rights.    Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

        Listing.    We intend to apply to have our common stock approved for listing on The NASDAQ Global Select Market under the symbol "                        ."

Undesignated Preferred Stock

        Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Registration Rights

        Pursuant to a registration rights agreement that we will enter into prior to the completion of this public offering, we will grant registration rights to J.H. Whitney VI and members of management.

        So long as we do not have an effective shelf registration statement with respect to our common stock and securities delivered in connection therewith (the "registrable securities"), J.H. Whitney VI may request registration of all or a portion of its registrable securities (a "demand registration"). We shall not be obligated to effectuate more than three demand registrations in any 12-month period.

        The registration rights agreement will provide that subject to certain limitations, at any time that we are eligible to use Form S-3, we will upon request of J.H. Whitney VI file a shelf registration statement covering all registrable securities and, if such shelf registration statement is not automatically effective, use commercially reasonable best efforts to cause the shelf registration statement to be declared effective. Once the shelf registration statement is effective, we are required to use commercially reasonable best efforts to keep the shelf registration statement continuously effective and usable for resale of registrable securities. The registration rights agreement will also provide that, subject to limitations described below, any holder with registrable securities registered pursuant to a shelf registration may effect an underwritten offering of its registrable securities after delivery of advance notice to us. The other holders shall have the right to elect to include in such underwritten offering such portion of their registrable securities as they may request, subject to cutback provisions. Any underwritten offering must reasonably be expected to result in at least $10.0 million in gross proceeds.

        We may not effect any public sale or distribution of equity securities (1) during the 10-day period preceding and the 90-day period following the effective date of any underwritten demand registration or piggyback registration or (2) the period commencing on the date we are notified that J.H. Whitney VI intends to undertake an underwritten shelf offering and ending 90 days after commencement of such underwritten shelf offering, unless the managing underwriters agree to a shorter period.

        If we have previously filed a registration statement with respect to registrable securities pursuant to a demand registration or a piggyback registration or if an underwritten shelf offering has commenced, we may not file or cause or permit to be effective any other registration of any of its equity securities until at least 60 days have elapsed from the relevant effective date or commencement date, as applicable.

        Under the registration rights agreement, we agree, subject to certain limitations, to indemnify J.H. Whitney VI its officers, directors, managers and partners, and each person controlling such holder against all losses, claims, actions, damages, liabilities and expenses in certain circumstances and to pay any expenses reasonably incurred in connection investigating, preparing or defending these, except insofar as the same are caused by or contained in any information furnished in writing to us by such holder expressly for use therein.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

  Classified Board of Directors

        Our board of directors will initially be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that a director may be removed only for cause by the affirmative vote of the holders of at least             % of our voting stock, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Our classified board structure will continue and be in effect for one full election cycle so that at the fourth annual meeting of stockholders following the consummation of this offering, we will begin the process of phasing out staggered elections. Accordingly, beginning with the 2015 annual meeting of stockholders, directors will be elected for a term expiring at the next annual meeting of stockholders. In addition, our amended and restated certificate of incorporation will provide that our classified board will also be discontinued should J.H. Whitney VI's beneficial ownership of our outstanding capital stock drop below        %. Until our board of directors is fully declassified, the classified nature of our board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

  Stockholder Action by Written Consent

        The Delaware General Corporation Law, or DGCL, provides that, unless otherwise stated in a corporation's certificate of incorporation, the stockholders may act by written consent without a meeting. Our amended and restated certificate of incorporation provides that after the investments funds associated with J.H. Whitney collectively own less than 50% of our outstanding common stock, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of the stockholders may only be taken at an annual or special meeting before which it is properly brought, and not by written consent without a meeting. As a result, J.H. Whitney VI will be able to act by written consent so long as it owns at least 50% of our outstanding common stock.

  Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals

        Our amended and restated certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by (a) our chairman or vice chairman of the board of directors, (b) our chief executive officer or (c) a majority of the board of directors through a special resolution.

        In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder's intention to bring such business before the meeting.

        These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

  Amendment to Certificate of Incorporation and Bylaws

        The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation's certificate of incorporation or bylaws is required to approve such amendment, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the affirmative vote of at least a majority of the voting power of our outstanding shares of common stock. Additionally, the affirmative vote of at least a majority of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, is required to amend or repeal or to adopt any provision inconsistent with the "Classified Board of Directors," "Action by Written Consent," "Special Meetings of Stockholders," "Amendments to Certificate of Incorporation and Bylaws" and "Business Combinations" provisions described in our amended and restated certificate of incorporation. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our amended and restated certificate of incorporation and our amended and restated bylaws.

  Corporate Opportunity

        Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to J.H. Whitney or any of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for J.H. Whitney, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. None of J.H. Whitney, any of the investment funds associated with J.H. Whitney or any of their respective representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

  Exclusive Jurisdiction of Certain Actions

        Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

  Business Combinations

        We have opted out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

  •
  prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

  •
  at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least            % of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

        Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

        Our amended and restated certificate of incorporation provides that J.H. Whitney VI, any affiliated investment entity, and any of their respective direct or indirect transferees of at least        % of our outstanding common stock and any group as to which such persons are party to, do not constitute "interested stockholders" for purposes of this provision.

Limitations on Liability and Indemnification of Officers and Directors

        Our amended and restated bylaws will limit the liability of our directors to the fullest extent permitted by applicable law and provides that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors' and officers' liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

        Upon completion of this offering, we will have                  shares of common stock outstanding. Of these shares of common stock, the                   shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                  shares of common stock held by our existing stockholders upon completion of this offering will be "restricted securities," as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in "Underwriting," only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

Rule 144

        In general, under Rule 144 as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

        At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after this offering, based on the number of shares of our common stock outstanding as of                  ; or

  •
  the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general and subject to the expiration of the lock-up restrictions, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our existing option plan and the new equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

        We, each of our officers and directors and the selling stockholders have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (i) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. For additional information, see "Underwriting."

Registration Rights Agreement

        Upon completion of this offering, the holders of an aggregate of                        shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described under "Underwriting" in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold. See "Description of Capital Stock—Registration Rights Agreement" for more information.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

Overview

        The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a "non-U.S. holder" means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

  •
  a nonresident alien individual;

  •
  a foreign corporation (or an entity treated as a foreign corporation for U.S. federal income tax purposes); or

  •
  a foreign estate or foreign trust.

        In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

        This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

        This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

  •
  U.S. expatriates;

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  controlled foreign corporations;

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  passive foreign investment companies; and

  •
  investors in pass-through entities that are subject to special treatment under the Code.

        Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

        This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

        If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax laws or under the laws of any other taxing jurisdiction.

Dividends

        As discussed under the section entitled "Dividend Policy" above, we do not currently anticipate paying any dividends in the foreseeable future. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. and, in cases in which certain tax treaties apply, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty.

        If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading "Gain on Disposition of Common Stock." Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

        If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (i) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (ii) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

        If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

        You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

  •
  the gain is effectively connected with a trade or business you conduct in the U.S., and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment;

  •
  if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a "tax home" (as defined in the Code) in the U.S.; or

  •
  we are or have been during a specified testing period a "U.S. real property holding corporation" for U.S. federal income tax purposes, and certain other conditions are met. See the discussion under "—Status as a U.S. Real Property Holding Corporation."

        If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30.0% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30.0% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.) but may not be offset by any capital loss carryovers.

Status as a U.S. Real Property Holding Corporation

        It is possible that we are now, or in the future may become, a U.S. real property holding corporation within the meaning of the Code. If we are considered a U.S. real property holding corporation at any time during the shorter of the period that you owned our common stock or the five-year period immediately preceding the disposition of our common stock, you may be subject to a tax on any gain realized on the disposition of shares of our common stock if our common stock is not regularly traded on an established securities market during the calendar year in which the disposition occurs. In that case, you also may be subject to a withholding tax on the proceeds from the disposition of the shares of our common stock. We expect that upon the consummation of this offering, our common stock will be regularly traded on an established securities market and, therefore, the tax and the withholding tax described above would not apply to a disposition of shares, except as provided below. The tax described above would apply to the disposition by you of shares of our common stock even though our common stock is regularly traded on an established securities market if you are a non-U.S. person who, actually or constructively, beneficially owns more than 5% of the total fair market value of all outstanding shares of our common stock at any time during the shorter of the period that you owned our common stock or the five-year period immediately preceding the disposition. The withholding tax described above, however, generally would not apply to the disposition.

Information Reporting and Backup Withholding Tax

        We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

        In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

  •
  if the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption;

  •
  if the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a "U.S.-related person"), information reporting and backup withholding tax generally will not apply; and

  •
  if the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

        Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

New Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

        Recently enacted legislation generally will impose a withholding tax of 30.0% on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a "foreign financial institution" (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30.0% on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent either with (i) a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10.0% of the entity (or more than zero percent in the case of some entities) or (ii) a certification that the entity does not have any substantial U.S. owners. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. This legislation generally is effective for dividend payments made after December 31, 2013 and payments of gross proceeds made after December 31, 2014. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our common stock.

        THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                  , 2011, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Robert W. Baird & Co. Incorporated and Piper Jaffray & Co. are acting as representatives, the following respective numbers of shares of our common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Robert W. Baird & Co. Incorporated
Piper Jaffray & Co.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

        We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                  and                  additional shares, respectively at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$
Expenses payable by selling stockholders	$	$	$	$

        The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5.0% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC, a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 180 days after the date of this prospectus, subject to limited exceptions. However, in the event that either (i) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the 'lock-up' period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the 'lock-up' will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

        We, each of our officers, directors and the selling stockholders have agreed that, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, subject to limited exceptions. However, in the event that either (i) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

        We intend to apply to have our common stock approved for listing on the The NASDAQ Global Select Market under the symbol "                  ."

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        Prior to the completion of this offering, there will have been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

  •
  the information included in this prospectus and otherwise available to the underwriters;

  •
  market conditions for initial public offerings;

  •
  the history of and prospects for our business and our past and present operations;

  •
  our past and present earnings and current financial position;

  •
  an assessment of our management;

  •
  the market for securities of companies in business similar to ours; and

  •
  the general condition of the securities markets.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve the purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when our common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

European Selling Restrictions

  European Economic Area

        In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus may not be made in that relevant member state, except that an offer to the public in that relevant member state of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of common stock in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the relevant member state, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  United Kingdom

        Each underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

        Kirkland & Ellis LLP, New York, New York will pass upon the validity of the common stock offered hereby on our behalf. Kirkland & Ellis LLP represents entities affiliated with J.H. Whitney in connection with certain legal matters. The underwriters are represented by King & Spalding LLP, Atlanta, Georgia.

EXPERTS

        The consolidated balance sheets of Ignite Restaurant Group, Inc. and its subsidiaries as of January 3, 2011 and December 28, 2009, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows of Ignite Restaurant Group, Inc. and its subsidiaries for the fiscal years ended January 3, 2011, December 28, 2009 and December 29, 2008, included in this prospectus have been audited by PricewaterhouseCoopers LLP, or PwC, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        PwC informed us that PwC and an entity that is part of the PwC global network of firms, or the PwC Affiliate in the Netherlands, performed non-audit services for affiliates of J.H. Whitney that were not in accordance with the auditor independence standards of Regulation S-X and the Public Company Accounting Oversight Board, or PCAOB. The following non-audit services were performed by PwC and the PwC Affiliate in the Netherlands:

  •
  from May 2009 through July 2010, PwC provided certain tax services on a contingent fee basis to a portfolio company of a J.H. Whitney affiliated fund. The fees for these tax services were approximately $230,000; and

  •
  from October 2007 through June 2009, the PwC Affiliate in the Netherlands provided certain expert services to a portfolio company of a J.H. Whitney affiliated fund in a litigation involving the portfolio company. The fees for these expert services were approximately $211,000.

        PwC communicated these matters to the audit committee of our parent company, JCS Holdings, LLC, which we refer to as the Parent Audit Committee. The Parent Audit Committee and PwC individually considered the impact that these non-audit services may have had on PwC's independence with respect to us. Both our Parent Audit Committee and PwC concluded that neither of these non-audit services would impair PwC's ability to exercise objective and impartial judgment on issues encompassed within the audit of our financial statements.

        In making these determinations, both our Parent Audit Committee and PwC considered, among other things, the amount of fees paid to PwC and the PwC Affiliate in the Netherlands and that the non-audit services were provided during a time that the entities were not considered affiliates pursuant to the standards under which the audit engagement was performed.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

        Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 28, 2009 and January 3, 2011	F-3
Consolidated Statements of Operations for the years ended December 29, 2008, December 28, 2009 and January 3, 2011	F-4
Consolidated Statements of Changes in Stockholder's Equity for the years ended December 29, 2008, December 28, 2009 and January 3, 2011	F-5
Consolidated Statements of Cash Flows for the years ended December 29, 2008, December 28, 2009 and January 3, 2011	F-6
Notes to Consolidated Financial Statements	F-7
Condensed Consolidated Balance Sheets as of January 3, 2011 and June 20, 2011 (unaudited)	F-24
Condensed Consolidated Statements of Operations for the twenty-four weeks ended June 14, 2010 (unaudited) and June 20, 2011 (unaudited)	F-25
Condensed Consolidated Statements of Changes in Stockholder's Equity for the twenty-four weeks ended June 14, 2010 (unaudited) and June 20, 2011 (unaudited)	F-26
Condensed Consolidated Statements of Cash Flows for the twenty-four weeks ended June 14, 2010 (unaudited) and June 20, 2011 (unaudited)	F-27
Notes to Condensed Consolidated Financial Statements (unaudited)	F-28

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Ignite Restaurant Group, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Ignite Restaurant Group, Inc. and its subsidiaries (the "Company") at December 28, 2009 and January 3, 2011, and the results of their operations and their cash flows for the fiscal years ended December 29, 2008, December 28, 2009, and January 3, 2011, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Houston, Texas

April 11, 2011

IGNITE RESTAURANT GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and shares)

	December 28, 2009	January 3, 2011
ASSETS
Current assets
Cash and cash equivalents	$4,976	$12,572
Accounts receivable	4,975	4,596
Inventories	3,812	3,967
Deferred tax assets	—	562
Prepaid rent and other current assets	4,671	3,623

Total current assets	18,434	25,320
Property and equipment, net	104,898	125,243
Intangible assets, net	3,093	2,641
Deferred charges, net	3,052	2,251
Deferred tax assets	142	—
Other assets	1,235	1,395

Total assets	$130,854	$156,850

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Accounts payable	$3,237	$11,126
Accrued liabilities	10,813	14,721
Income taxes payable	255	1,336
Deferred tax liabilities	142	—
Current portion of debt obligations	150	137

Total current liabilities	14,597	27,320
Long-term debt obligations	34,838	34,696
Deferred rent	2,527	4,221
Deferred tax liabilities	—	375
Other long-term liabilities	1,196	524

Total liabilities	53,158	67,136

Commitments and contingencies
Stockholder's equity
Common stock, $1.00 par value per share, 1,000 shares authorized, issued and outstanding	1	1
Additional paid-in capital	77,578	77,623
Accumulated earnings	832	12,396
Accumulated other comprehensive loss	(715)	(306)

Total stockholder's equity	77,696	89,714

Total liabilities and stockholder's equity	$130,854	$156,850

See accompanying notes to consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except earnings per share)

	Fiscal Year
	2008	2009	2010
Revenues	$273,359	$307,801	$351,327
Costs and expenses
Restaurant operating costs
Cost of sales	80,573	89,845	103,981
Labor and benefits	80,604	87,920	98,162
Occupancy expenses	21,610	25,243	27,440
Other operating expenses	57,210	58,140	63,963
General and administrative	15,383	18,765	20,852
Depreciation and amortization	13,898	12,733	13,435
Pre-opening costs	779	1,323	3,844
Restaurant impairments and closures	680	15	909
Loss on disposal of property and equipment	84	1,017	2,797

Total costs and expenses	270,821	295,001	335,383

Income from operations	2,538	12,800	15,944
Interest expense, net	(5,659)	(3,867)	(3,936)
Gain on insurance settlements	—	1,192	944

(Loss) income before income taxes	(3,121)	10,125	12,952
Income tax expense	90	255	1,388

Net (loss) income	$(3,211)	$9,870	$11,564

Basic and diluted net (loss) income per share data:
Net (loss) income per share
Basic
Diluted
Weighted average shares outstanding
Basic
Diluted
Pro forma net income per share (unaudited):
Basic
Diluted
Pro forma as adjusted net income per share (unaudited):
Basic
Diluted

See accompanying notes to consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(in thousands, except shares and as indicated)

	Common Stock				Accumulated Other Comprehensive Loss
			Additional Paid-in Capital	Accumulated (Deficit)/ Earnings
	Shares	Amount				Total
Balance at December 31, 2007	1,000	$1	$72,895	$(5,827)	$—	$67,069
Components of comprehensive loss:
Net loss	—	—	—	(3,211)	—	(3,211)
Change in fair value of cash flow hedge	—	—	—	—	(804)	(804)

Total comprehensive loss						(4,015)
Capital contribution	—	—	4,623	—	—	4,623

Balance at December 29, 2008	1,000	$1	$77,518	$(9,038)	$(804)	$67,677

Components of comprehensive income:
Net income	—	—	—	9,870	—	9,870
Change in fair value of cash flow hedge	—	—	—	—	89	89

Total comprehensive income						9,959
Capital contribution	—	—	51	—	—	51
Stock-based compensation	—	—	9	—	—	9

Balance at December 28, 2009	1,000	$1	$77,578	$832	$(715)	$77,696

Components of comprehensive income:
Net income	—	—	—	11,564	—	11,564
Change in fair value of cash flow hedge, inclusive of cumulative tax effect of $0.2 million	—	—	—	—	409	409

Total comprehensive income						11,973
Stock-based compensation	—	—	45	—	—	45

Balance at January 3, 2011	1,000	$1	$77,623	$12,396	$(306)	$89,714

See accompanying notes to consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	2008	2009	2010
Cash flows from operating activities
Net (loss) income	$(3,211)	$9,870	$11,564
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	13,898	12,733	13,435
Amortization of debt issuance costs	749	740	754
Stock-based compensation	—	9	45
Restaurant impairments	101	—	276
Gain on insurance related to property and equipment	—	(1,192)	(944)
Loss on disposal of property and equipment	84	1,017	2,797
Lease incentive allowance received	—	—	350
(Increase) decrease in operating assets:
Accounts receivable	(2,119)	988	(1,131)
Inventory	(170)	(680)	(155)
Prepaids and other assets	788	(4,183)	888
(Decrease) increase in operating liabilities:
Accounts payable and accrued liabilities	(4,923)	(4,924)	9,140
Other liabilities	1,274	575	895

Net cash provided by operating activities	6,471	14,953	37,914

Cash flows from investing activities
Purchases of investments	(3,073)	—	—
Proceeds from maturity of investments	—	3,073	—
Purchases of property and equipment	(7,576)	(18,348)	(33,010)
Proceeds from property insurance claims	—	400	2,738
Proceeds from disposal of property and equipment	89	130	109

Net cash used in investing activities	(10,560)	(14,745)	(30,163)

Cash flows from financing activities
Capital contributions	4,623	51	—
Payments on capital leases	(681)	(291)	(53)
Payments on long-term debt	—	(102)	(102)
Proceeds from short-term financing agreements	9,625	—	—
Payments on short-term financing agreements	(9,625)	—	—

Net cash provided by (used in) financing activities	3,942	(342)	(155)

Net (decrease) increase in cash and cash equivalents	(147)	(134)	7,596
Cash and cash equivalents at beginning of period	5,257	5,110	4,976

Cash and cash equivalents at end of period	5,110	4,976	12,572

See accompanying notes to consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements

Note 1—Description of Business

        Ignite Restaurant Group, Inc. (referred to herein as the "Company," "Ignite," "we," "us" or "our") operates two highly differentiated restaurant businesses, Joe's Crab Shack and Brick House Tavern + Tap. As of January 3, 2011, we owned and operated 113 Joe's Crab Shack restaurants and 13 Brick House Tavern + Tap restaurants in 32 states within the United States. Joe's Crab Shack is an established, national chain of casual seafood restaurants. Joe's serves a variety of high-quality seafood items, with an emphasis on crab. Joe's is a high-energy, family-friendly restaurant that encourages guests to "roll up your sleeves and crack into some crab." Brick House Tavern + Tap is a casual restaurant business that provides guests a differentiated "gastro pub" experience by offering a distinctive blend of menu items in a polished setting. Brick House seeks to strike a balance between providing guests with an elevated experience while also appealing to "every-man, every-day."

        J.H. Whitney VI, L.P. ("J.H. Whitney VI"), an affiliate of J.H. Whitney Capital Partners, LLC holds all the Series A preferred units of JSC Holdings, LLC, our parent. Consequently, J.H. Whitney VI holds approximately 100% of our total voting stock and, thus, is able to exert substantial influence over us and to control matters requiring approval by our shareholders, including the election of directors, increasing our authorized capital stock, or a merger or sale of substantially all of our assets. As a result of J.H. Whitney VI's control of us, no change of control can occur without J.H. Whitney VI's consent.

Note 2—Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Ignite and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

        Our fiscal year ends on the Monday nearest to December 31 of each year. Fiscal year 2010 was a 53-week year, while fiscal years 2009 and 2008 were 52-week years. References to 2010, 2009, and 2008 are references to fiscal years ended January 3, 2011, December 28, 2009 and December 29, 2008, respectively. The first three quarters of our fiscal year consist of 12 weeks and our fourth quarter consists of 16 weeks for 52-week fiscal years and 17 weeks for 53-week fiscal years.

Segment Reporting

        We operate two restaurant brands that have similar economic characteristics, nature of products and services, class of customer and distribution methods. Therefore, we report our results of operations as one reporting segment in accordance with applicable accounting guidance.

Subsequent Events

        We evaluate events subsequent to the balance sheet date through the date the financial statements were issued, noting no subsequent events or transactions that required recognition or disclosures in the financial statements.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

        We apply fair value accounting for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, we assume the highest and best use of the asset by market participants in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

        We apply the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and base the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 –	Quoted prices in active markets for identical assets or liabilities.
Level 2 –
Observable inputs other than quoted prices in active markets for identical assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 –
Inputs that are both unobservable and significant to the overall fair value measurement reflect an entity's estimates of assumptions that market participants would use in pricing the asset or liability.

Financial Instruments

        We record all financial instruments at cost, which is the fair value at the date of transaction. The amounts reported in the consolidated balance sheets for cash and cash equivalents, investments, accounts receivable, derivative financial instruments, and accounts payable and accrued liabilities approximate their fair value because of the short-term maturities of these instruments. The carrying amount of debt is a reasonable estimate of its fair value given the variable rate of interest associated with the instruments.

Revenue Recognition

        Revenues from food and beverage sales are recognized when payment is tendered at the point-of-sale and are presented net of promotional allowances, discounts, and employee meals.

        Revenues from the sale of gift cards are deferred and recognized upon redemption. Deferred gift card revenue included in accrued liabilities in our consolidated balance sheets was $1.4 million and

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

$1.5 million as of December 28, 2009 and January 3, 2011, respectively. Our gift cards do not have an expiration date and we do not deduct non-usage fees from outstanding gift card balances. We have not recognized any breakage income related to unused gift card balances that were deemed to be inactive because we are analyzing our historical redemption data and determining the extent we have a legal obligation to remit the value of unredeemed gift cards to governmental entities.

        We also benefit from certain vendor rebates which are recorded as a reduction to cost of sales. Additionally, we may enter into certain contracts that provide marketing allowances, which are amortized over the life of the contract.

Cash and Cash Equivalents

        We consider cash on hand in restaurant units, deposits in banks, and short-term marketable securities with original maturities of 90 days or less as cash and cash equivalents.

Investments

        Investments include short-term marketable securities with original maturities greater than 90 days.

Accounts Receivable

        Accounts receivable consist primarily of receivables from major credit card processors. We do not provide an allowance for doubtful accounts due to the relative certainty of collection of these receivables and based on our prior loss history with these credit card companies.

Inventories

        Inventories are stated at the lower of cost or market, and consist of food, beverage, and retail merchandise. Food and beverage cost is determined using the average cost method. Retail merchandise cost is on a first-in, first-out basis.

Property and Equipment

        Property and equipment acquired is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based on the following estimated useful lives:

Leasehold improvements	Shorter of 20 years or primary lease term
Kitchen equipment	10 years
Furniture, fixtures and equipment	10 years
Computer equipment	5 years

        We capitalize major replacements and improvements that increase the useful life of the asset, whereas we expense repairs and maintenance as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the balance sheet and any gain or loss is included in the statement of operations.

Impairment of Long-Lived Assets

        We evaluate the recoverability of the carrying amount of long-lived assets, which include property and equipment and intangible assets with definite useful lives, whenever events and circumstances indicate that the carrying value of an asset may not be fully recoverable. Our review for impairment of

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

these long-lived assets takes into account estimates of future undiscounted cash flows. Factors considered include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, and significant negative industry or economic trends. Our asset group for impairment testing is comprised of the assets and liabilities of each of our individual restaurants, since this is the lowest level of identifiable cash flows. An impairment loss is recognized if the future undiscounted cash flows associated with the assets are less than their carrying value. Impairment losses are measured as the amount by which the carrying values of the assets exceed their fair values. For assets held for sale or disposal, we measure fair value using quoted market prices or an estimation of net realizable value.

Restaurant Closure

        Costs associated with restaurant closures are recorded when the decision is made to close the restaurant. Expenses and losses related to closed restaurants are recorded in restaurant impairments and closures and loss on disposal of property and equipment in our consolidated statements of operations.

Intangible Assets

        Intangible assets consist of trademarks we acquired during the purchase of Joe's Crab Shack from Landry's Restaurants, Inc. ("Landry's") in November 2006. At the time of purchase, the trademarks were determined to be approximately $4.4 million, and as of December 28, 2009 and January 3, 2011 had accumulated amortization of approximately $1.3 million and $1.8 million, respectively. Trademarks are amortized on a straight-line basis over their estimated useful life of 10 years. Amortization expense was approximately $0.4 million for 2008, 2009 and 2010, respectively.

        Scheduled amortization of trademarks is as follows (in thousands):

Fiscal Year	Amount
2011	$443
2012	443
2013	443
2014	443
2015	443
Thereafter	426

$2,641

Deferred Charges

        Debt issuance costs representing costs to obtain long-term financing are accounted for as a deferred charge and amortized over the term of the related financing. Amortization of debt issuance costs, which was approximately $0.7 million for each of 2008, 2009 and 2010, are included in interest expense in our consolidated statements of operations.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

        Scheduled amortization of debt issuance costs is as follows (in thousands):

Fiscal Year	Amount
2011	$740
2012	690
2013	62

$1,492

        In 2007 we entered into sale-leaseback transactions related to 29 properties we owned at that time and recognized deferred costs in the amount of approximately $0.9 million, with accumulated amortization of $82,000 and $129,000 as of December 28, 2009 and January 3, 2011, respectively. These costs are being amortized over the life of the leases and we recorded amortization expense of $31,000, $51,000, and $47,000 for 2008, 2009, and 2010, respectively.

Leases

        We currently lease all of our restaurant locations under leases classified as operating leases. Minimum base rent for our operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. As such, an equal amount of rent expense is attributed to each period during the term of the lease regardless of when actual payments occur. Lease terms begin on the inception date and include option periods only where such renewals are imminent and assured. The difference between rent expense and actual cash payments is classified as deferred rent in the consolidated balance sheets.

        Certain leases contain provisions that require additional rental payments based upon restaurant sales volume ("contingent rentals"). Contingent rentals are accrued each period as the liabilities are incurred, in addition to the straight-line rent expense noted above.

Insurance Liabilities

        We maintain large deductibles on workers' compensation, general liability, property, and business interruption insurance coverage. These policies have been structured to limit our per-occurrence exposure. Our estimated liabilities for workers' compensation and general liability are based on our judgment regarding a number of assumptions and factors, including the frequency and severity of claims, claims development history, case jurisdiction, applicable legislation, and our claims settlement practices.

Hedging Activity

        We use financial derivatives to manage exposure to interest rate risks. Our derivative instrument is structured as a cash flow hedge, which focuses on variability in cash flows of future transactions. The counterparty to the instrument is a major financial institution who also participates in our bank credit facilities. We do not use this hedge instrument for speculative purposes. Derivative instruments are recorded in the balance sheet at fair value. Changes in the fair value of derivatives that are highly effective and are designated and qualify as cash flow hedges are recorded in other comprehensive income until realized.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

Advertising Expenses

        Advertising costs are expensed as incurred. Advertising expenses were approximately $15.7 million, $16.7 million, and $17.2 million for 2008, 2009 and 2010, respectively, and are included in other operating expenses in our consolidated statements of operations.

Pre-opening Costs

        Non-capital expenditures associated with the opening of new restaurants are expensed as incurred. Pre-opening costs consist of costs incurred prior to opening a new restaurant and are made up primarily of manager salaries, employee payroll, rent expense and other costs related to training and preparing new restaurants for opening.

Stock-based Compensation

        Certain key members of management and independent directors have been granted common units of JCS Holdings, LLC, our parent company, under unit grant agreements. Because our parent company's membership interests have no active market, we performed a valuation to determine the fair value of each common unit granted in 2009 and 2008. The valuation used the market and income approaches with an appropriate discount factor for the common unit's lack of marketability. Common units granted prior to 2009 did not have any value at their grant date and no units were granted in 2010.

        We recognize compensation expense for employee and independent director services received in exchange for our parent company's common units, which is equal to the fair value of the common units at grant date. We ratably expense the fair value of grants in general and administrative expenses in our consolidated statements of operations over the remaining service period of the awards.

Interest Expense, Net

        Interest expense, net consists primarily of interest expense related to our debt and amortization of debt issuance costs, net of interest income totalling $74,000, $1,000 and $7,000 for fiscal years ended 2008, 2009 and 2010, respectively.

Income Taxes

        We are subject to U.S. federal income tax and income taxes imposed in the state and local jurisdictions where we operate our restaurants. Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

        We account for uncertain tax positions under Financial Accounting Standards Board ("FASB") guidance, which prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by tax authorities, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. See Note 9 for information regarding changes in our unrecognized tax benefits during fiscal 2010.

Claims and Other Contingencies

        We recognize legal claims and other loss contingencies when information becomes available indicating that a liability has been incurred and the loss amount can be reasonably estimated. Predicting the outcome of claims and litigation involves substantial uncertainties that could cause actual results to vary materially from estimates. We recognize legal expenses, including those related to loss contingencies, as incurred.

        Generally, we do not recognize gain contingencies until all contingencies have been resolved, but we recognize gain contingencies that are recoveries of previously recognized contingent losses when realization of the recovery is deemed probable and reasonably estimable.

Recent Accounting Pronouncement

        In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, Improving Disclosures about Fair Value Measurements, which requires entities to disclose separately the amount and reasons behind significant transfers in and out of Level 1 and 2, disclose the fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used to measure both recurring and nonrecurring activities under Levels 2 and 3. The new disclosure requirements are effective for interim and annual reporting periods beginning after December 15, 2009. The ASU also requires that reconciliations for fair value measurements using significant unobservable inputs (Level 3) should separately present significant information on a gross basis. This Level 3 disclosure requirement is effective for fiscal years beginning after December 15, 2010. We adopted ASU 2010-06 and early adopted its Level 3 disclosure requirement as of December 29, 2009. Our adoption of the ASU did not have a material impact on our consolidated financial statements.

Stock Split

        On                        , 2011, we effected a    -to-1 split of our common stock. All shares and per share data have been adjusted retroactively to reflect the stock split.

Unaudited Pro Forma and Pro Forma as Adjusted Net Income per Share

        We have filed a registration statement with the Securities and Exchange Commission to sell shares of our common stock to the public. In connection with the offering, JCS Holdings, LLC, our parent company, will liquidate and distribute the shares of our common stock then held by it and/or the cash proceeds received in this public offering to the holders of its Series A preferred units and its vested common units. In addition, immediately following the offering, we will issue restricted shares of our common stock to certain members of our management and independent directors who hold unvested common units as a replacement for such unvested common units, which will be subject to substantially identical vesting conditions. The number of restricted shares of common stock issued will be based on

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

the ratio of unvested common units to vested common units multiplied by the number of our common shares received in the liquidation of our parent.

        The unaudited pro forma basic and diluted net income per share for fiscal year 2010 gives effect to the initial public offering as if it was completed at the beginning of fiscal year 2010. Diluted net income per share includes the dilutive effect of                        restricted shares of our common stock, using the treasury stock method. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted net income per share calculations. The following table sets forth the computation of unaudited pro forma basic and diluted net income per share based on an offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus:

	Fiscal Year 2010
	Basic		Diluted
Net income (in thousands)		$11,564		$11,564
Pro forma weighted average number of shares
Pro forma net income per share	$		$

        We declared and paid an $80 million dividend to our parent company in conjunction with refinancing our senior credit facility in March 2011 (see Note 5). As the initial public offering is expected to occur within twelve months of the dividend payment, the dividend is deemed to be paid out of proceeds of the offering rather than fiscal year 2010 earnings under certain interpretations of the Securities and Exchange Commission. As such, the unaudited pro forma as adjusted net income per share for fiscal year 2010 gives effect to the number of shares whose proceeds would be necessary to pay the dividend, in excess of fiscal year 2010 earnings, up to the amount of shares assumed to be issued in the offering.

        The following table sets forth the computation of unaudited pro forma as adjusted basic and diluted net income per share. The number of incremental shares in the calculation below has been limited to the number of new shares to be issued in the offering because such amount is less than the number of shares that would be required to generate proceeds to pay the full amount of the dividend in excess of fiscal year 2010 earnings.

	Fiscal Year 2010
	Basic		Diluted
Net income (in thousands)		$11,564		$11,564

Pro forma as adjusted weighted average number of shares:
Pro forma as adjusted weighted average number of shares
Shares issued in offering necessary to pay dividend

Pro forma as adjusted weighted average number of shares

Pro forma as adjusted net income per share	$		$

        As the number of resticted shares of common stock to be issued is determined based on the initial public offering price, the pro forma and pro forma as adjusted diluted weighted average number of shares, and therefore pro forma and pro forma as adjusted diluted net income per share, would change if the offering price is not $            per share. The following table sets forth the impact of a change in the offering price on the number of restricted shares of common stock, pro forma and pro forma as

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 2—Significant Accounting Policies (Continued)

adjusted weighted average number of shares, and pro forma and pro forma as adjusted net income per share:

Offering Price Per Share	$	$	$	$	$

Pro forma weighted average number of shares:
Basic
Diluted
Pro forma net income per share:
Basic	$	$	$	$	$
Diluted	$	$	$	$	$
Pro forma as adjusted weighted average number of shares:
Basic
Diluted
Pro forma as adjusted net income per share:
Basic	$	$	$	$	$
Diluted	$	$	$	$	$

Note 3—Property and Equipment, net

        Property and equipment consists of the following (in thousands):

	December 28, 2009	January 3, 2011
Leasehold improvements	$110,804	$127,878
Equipment	19,193	28,178
Furniture and fixtures	6,648	8,422
Construction in progress	6,711	10,969

	143,356	175,447
Less: accumulated depreciation	38,458	50,204

	$104,898	$125,243

        Depreciation expense was approximately $13.4 million, $12.2 million, and $12.9 million for fiscal years 2008, 2009, and 2010, respectively. Allocation of depreciation expense between our restaurants and administration is as follows (in thousands):

	2008	2009	2010
Restaurants	$12,871	$11,763	$12,395
Administration	499	451	541

	$13,370	$12,214	$12,936

        Based on a regular review of our restaurant units for impairment, we identified certain restaurants with carrying values on property and equipment that may not be fully recoverable. Restaurant impairments for these units amounting to approximately $0.1 million and $0.3 million were recorded in 2008 and 2010, respectively. The impairment charges reflect the difference between the impaired assets'

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 3—Property and Equipment, net (Continued)

carrying value and their fair value, and are recorded as part of restaurant impairments and closures in the consolidated statements of operations.

Note 4—Accrued Liabilities

        The components of accrued liabilities were as follows (in thousands):

	December 28, 2009	January 3, 2011
Payroll and related costs	$5,279	$5,202
Property taxes	633	2,275
Sales and alcohol taxes	1,066	1,486
Workers' compensation	822	1,455
Deferred gift card revenue	1,398	1,460
Occupancy	414	808
Legal claims	1,051	637
Interest rate swap	—	493
Other	150	905

	$10,813	$14,721

Note 5—Debt Obligations

        Debt obligations consisted of the following for the periods presented below (in thousands):

	December 28, 2009	January 3, 2011
$90.0 million term loan, due November 2012	$9,898	$9,796
$25.0 million term loan, due May 2013	25,000	25,000
Capital leases	90	37

Total debt	34,988	34,833
Less current portion	150	137

Long-term debt obligations	$34,838	$34,696

        As of January 3, 2011, we had (i) a $100.0 million first-lien bank credit facility consisting of a $90.0 million term loan and a $10.0 million revolving credit facility, and (ii) a $25.0 million second-lien bank term loan (together, our "Credit Agreement"). The first-lien bank credit facility due November 2012, bore interest at LIBOR plus 3.75% or the bank's base rate plus 2.75%. The revolving credit facility required a commitment fee of 0.5% on the unfunded portion. As of January 3, 2011, we had outstanding letters of credit of approximately $1.0 million and available borrowing capacity of approximately $9.0 million under our revolving credit facility. The second-lien bank term loan was due May 2013 and bore interest at the lower of LIBOR plus 7.5% or the bank's base rate plus 6.5%.

        The weighted average interest rate (including margin) on the combined balance of term loans at December 28, 2009 and January 3, 2011 was 5.05% and 5.07%, respectively. LIBOR and the bank's base rate were 0.26% and 1.26%, respectively, as of January 3, 2011.

        As of January 3, 2011, we were in compliance with all of the debt covenants of our Credit Agreement.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 5—Debt Obligations (Continued)

        As discussed below, subsequent to January 3, 2011, the Credit Agreement was refinanced with proceeds from a new credit facility. Future scheduled principal payments on debt outstanding as of January 3, 2011, prior to the refinancing, were as follows (in thousands):

Fiscal Year	Amount
2011	$102
2012	9,694
2013	25,000

$34,796

        In March 2011, we entered into a $145.0 million senior secured credit facility with General Electric Capital Corporation and a syndicate of financial institutions. The credit facility consists of (a) a $120.0 million term loan and (b) a revolving credit facility of up to $25.0 million which includes a letter of credit subfacility for up to $6.0 million and a swing line subfacility of up to $5.0 million.

        We used the proceeds from the new term loan to repay the Credit Agreement, make an $80.0 million distribution to our stockholder, pay certain fees and expenses associated with the closing of the new credit facility, and terminate our interest rate swap contract.

Capital Leases

        In 2007, we entered into capital leases for computer equipment and furniture and fixtures in the amount of approximately $0.9 million. As of January 3, 2011, we have a remaining principal balance for these capital leases amounting to $37,000, almost all of which is payable within the next fiscal year.

Note 6—Derivative Financial Instruments

        In November 2008, we entered into an interest rate swap agreement to manage the risk associated with variable interest rates related to our debt obligations. The variable-to-fixed interest rate swap is accounted for as a cash flow hedge, with effectiveness assessed based on the hypothetical derivative method. The interest rate swap agreement serves to convert our variable LIBOR rate on our term loan facilities to a fixed rate of interest.

        The interest rate on the swap is 2.92% per year through the expiration of the agreement in November 2011. The underlying notional amount of the swap agreement is equal to 60% of the outstanding cumulative balance of the First and Second Lien agreements of $35.0 million at December 29, 2008. The fair value of the interest rate swap was approximately $0.7 million and $0.5 million as of December 28, 2009 and January 3, 2011, respectively, and is included in other long-term liabilities and accrued liabilities, respectively. The change in its fair value is recorded in other comprehensive income. Net cash settlements under the swap agreement are reflected in interest expense in the statements of operations for the applicable period. Under the swap agreement, we pay an annual fixed rate of 2.92%, which on a monthly basis is settled against a floating rate based on the one month LIBOR. The floating rate is set at the start of each monthly interest period with the final interest settlement date on the last day of each month.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 7—Fair Value Measurements

        The following table summarizes our financial liability measured at fair value on a recurring basis in the consolidated balance sheets (in thousands):

	Balance as of January 3, 2011	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap(1)	$493	$—	$493	$—

	Balance as of December 28, 2009	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap(1)	$716	$—	$716	$—

(1)
We have recorded in accrued liabilities as of January 3, 2011 and other long-term liabilities as of December 28, 2009 amounts related to our interest rate swap, which we revalue quarterly using the market approach. Changes in the fair value of the financial instrument are recorded in accumulated other comprehensive loss.

Note 8—Insurance and Other Recoveries

        Two restaurants in the Texas Gulf Coast area closed temporarily in 2008 due to hurricane damage one of which reopened during 2008 and the other remains closed. In an unrelated incident, a restaurant in Fort Worth, Texas temporarily closed due to foundation issues and has not reopened. Our restaurant in the Nashville, Tennessee area closed in April 2010 due to flooding and reopened in May 2010. In relation to these events, the following amounts were recorded in our consolidated financial statements (in thousands):

	2008	2009	2010
Proceeds from property insurance claims(1)	$—	$400	$2,738
Business interruption recoveries(2)	$572	$237	$276
Gain on insurance recoveries related to property and equipment	$—	$1,192	$944

(1)
Included in our consolidated statements of cash flows.

(2)
Included as reduction in other operating expenses in our consolidated statements of operations.

        In April 2010, certain of our restaurants in the Gulf Coast area were affected by British Petroleum's Deepwater Horizon oil spill ("BP Oil Spill") due to reduced tourism levels in some of our markets. British Petroleum set up a fund, which is administered by a third party administrator, to indemnify entities affected by the BP Oil Spill. During 2010, we received $0.2 million in emergency payment claims for lost profits, which was recorded as a reduction of other operating expenses in our consolidated statements of operations.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 9—Income Taxes

        All of our operations are domestic. Income tax expense consisted of the following (in thousands):

	2008	2009	2010
Current income tax
Federal	$—	$—	$757
State	90	255	631

	90	255	1,388

Deferred income tax
Federal	—	—	—
State	—	—	—

	—	—	—

	$90	$255	$1,388

        At January 3, 2011, we had federal income tax credit carryforwards of approximately $6.6 million, comprised primarily of the credit for FICA and Medicare taxes paid on reported employee tip income. We also have Alternative Minimum Tax ("AMT") credits of approximately $0.3 million and a Texas margin tax credit of approximately $0.1 million. The FICA credit will begin to expire in 2027 if unused prior to that time, while the AMT credit may be carried forward indefinitely.

        A reconciliation between the amount of income tax expense (benefit) determined by applying the applicable U.S. statutory income tax rate to pre-tax income (loss) is as follows (in thousands):

	2008	2009	2010
Tax expense (benefit) at the federal statutory income tax rate	$(1,092)	$3,544	$4,533
Permanent differences	627	878	1,001
State income taxes, net of federal impact	(43)	166	418
Tax credit carryforwards	(1,753)	(2,406)	(2,917)
Change in valuation allowance	1,954	(2,132)	(1,747)
Other	397	205	100

Total provision	$90	$255	$1,388

Effective income tax rate	(2.9)%	2.5%	10.7%

        Changes in valuation related to the interest rate swap were $307,000, ($33,000), and ($2,000) for 2008, 2009, and 2010, respectively, and are recorded in accumulated other comprehensive loss.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 9—Income Taxes (Continued)

        The components of our deferred tax assets and liabilities are as follows (in thousands):

	December 28, 2009	January 3, 2011
Deferred tax assets—current
Reserves, accruals and depreciation	$1,283	$1,441
Interest rate swap	274	186
Valuation allowance	(754)	(297)

	803	1,330
Deferred tax liability—current Prepaids and depreciation	(945)	(768)

Net deferred tax (liability) asset—current	$(142)	$562

Deferred tax assets—non-current
Reserves, accruals and depreciation	$476	$98
Credit carryforwards	6,453	7,145
Valuation allowance	(3,374)	(1,808)

	3,555	5,435
Deferred tax liabilities—non-current Prepaids and depreciation	(3,105)	(5,523)
Sale-leaseback	(308)	(287)

Net deferred tax asset (liability)—non-current	$142	$(375)

        We file income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. We are subject to U.S. federal income tax examinations by tax authorities for the fiscal year ended January 1, 2007 and forward. We believe that an adequate provision has been made for any adjustments that may result from tax examinations. Although the outcome of tax audits is uncertain, we have concluded that we do not have significant uncertain tax positions, as defined in ASC No. 740, Income Taxes, that need to be recognized in our financial statements. If any issues addressed in our tax audits are not resolved to our expectations, any interest and/or penalties would be classified as income tax expense in our consolidated statements of operations. We have an on-going federal income tax audit, as well as a scheduled income tax audit by the State of Alabama that we believe will not have a material impact to our financial statements.

Note 10—Commitments and Contingencies

        In the course of business affairs and operations, we are subject to possible loss contingencies arising from third-party litigation and federal, state, and local environmental, health, and safety laws and regulations.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 10—Commitments and Contingencies (Continued)

Minimum Lease Commitments

        We lease our restaurants, office facilities, and certain equipment under operating lease agreements with remaining terms ranging from 1 to 25 years. The future minimum rental commitments under these noncancelable operating leases are as follows (in thousands):

Fiscal Year	Amount
2011	$20,283
2012	20,825
2013	20,325
2014	20,073
2015	19,590
Thereafter	160,254

$261,350

        The above amounts do not include property taxes, insurance, and normal maintenance that we are required to pay. Rental expense relating to operating leases amounted to approximately $18.5 million, $21.0 million, and $23.3 million for 2008, 2009, and 2010, respectively. A number of our leases also provide for contingent rentals based on a percentage of sales above a specified minimum. Total contingent rentals, included in rent expense, amounted to approximately $0.6 million, $1.0 million, and $1.2 million for 2008, 2009, and 2010, respectively.

Litigation

        We are a defendant or otherwise involved in a number of lawsuits in the ordinary course of business. When the potential liability can be estimated and the loss is considered probable, we record the estimated loss. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from our estimates. We believe that the ultimate exposure with respect to these pending lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Note 11—Stock-Based Compensation

        Certain key members of the executive management team and certain members of the Board of Directors were granted common units of equity in JCS Holdings, LLC, the Company's parent, in conjunction with the Third Amended and Restated Limited Liability Company Operating Agreement (the "LLC Agreement") under a Unit Grant Agreement. One-half of each recipient's non-vested common unit award generally step vests for a period of five years, while the other half vests based on time and Company performance, except for a certain executive grant that cliff vests after five years. Performance conditions include pre-established annual and/or cumulative EBITDA thresholds, as defined in each employee's unit agreement. Upon a change in control, all non-vested units would become fully vested. The LLC Agreement has authorized a total of 11,909,091 common units. Any common unit that has been vested and reacquired in accordance with the LLC Agreement, or otherwise forfeited, shall revert back to the pool and shall be available for future grants. As of January 3, 2011, there are 1,502,108 common units available for distribution.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 11—Stock-Based Compensation (Continued)

        The following table summarizes the compensation expense recorded in the last three fiscal years (in thousands):

	2008	2009	2010
Compensation expense	$—	$9	$45
Related tax benefit	—	(3)	(17)

	$—	$6	$28

        As of January 3, 2011, we had unrecognized equity compensation expense of approximately $0.2 million related to common unit awards. That cost is expected to be recognized over a weighted average period of 3.7 years.

        The following table summarizes the activity of the common unit grants for the year ended January 3, 2011:

Management Share Units	Number of Units	Weighted Average Grant Date Fair Value
Unvested at December 28, 2009	5,342,623	$0.04
Vested	(1,957,271)	$0.01
Forfeited	(200,000)	$0.00

Unvested at January 3, 2011	3,185,352	$0.06

        Since the parent company's membership interest has no active market, we estimated the fair value of each common unit for units granted on the date of grant based on a variety of considerations and assumptions, including but not limited to a third-party valuation, which utilized the market and income approaches with an appropriate discount factor for the common unit's lack of marketability. The average fair value per unit granted during 2009 was $0.22 at their date of grant. Units granted prior to 2009 did not have any value at their grant date and no units were granted in 2010. The aggregate intrinsic value of common units that vested was $0 in 2008 and approximately $0.5 million during 2009 and 2010. The amounts for 2009 and 2010 are based on the estimated fair value per unit from the last time units were granted in 2009. See also the discussion on unaudited pro forma and pro forma as adjusted net income per share in Note 2.

        The Unit Grant Agreement for certain key members of the executive management team provides for severance periods ranging from three months to two years for termination without cause and/or good reason.

Note 12—Related Parties

        In the ordinary course of business, we transact with certain related parties. During 2008, 2009, and 2010, we were billed approximately $1.1 million per year in management fees and out-of-pocket expenses by our ultimate parent. These expenses are included in general and administrative expenses in our consolidated statements of operations.

IGNITE RESTAURANT GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

Note 13—Supplemental Disclosure of Cash Flow Information

        The following table sets forth certain cash and non-cash activities as follows (in thousands):

	2008	2009	2010
Cash paid for interest	$4,423	$4,044	$3,077
Cash paid for income tax	$123	$90	$307
Supplemental noncash investing and financing activities
Reclassification of sale-leaseback transaction
Decrease in property and equipment, net	$79,046	$—	$—
Deferred loss on sale-leaseback transaction	$888	$—	$—
Decrease in long-term capital lease	$78,158	$—	$—
Unpaid liabilities for property and equipment	$807	$—	$3,898
Increase (decrease) in value of interest rate swap	$804	$(89)	$(223)

Note 14—Quarterly Financial Information (Unaudited)

        The following table summarizes unaudited quarterly data for 2010 (in thousands, except net income (loss) per share):

	Fiscal Year 2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)	Full Year(2)
Revenues	$71,885	$88,522	$102,647	$88,273	$351,327
Income (loss) from operations	$1,384	$7,299	$11,021	$(3,760)	$15,944
Net income (loss)	$387	$4,985	$7,713	$(1,521)	$11,564
Net income (loss) per share
Basic
Diluted

(1)
The fourth quarter of 2010 consisted of 17 weeks. All other quarters consisted of 12 weeks.

(2)
Fiscal 2010 consisted of 53 weeks.

IGNITE RESTAURANT GROUP, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except par value and shares)

	January 3, 2011	June 20, 2011
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$12,572	$13,697
Accounts receivable	4,596	7,776
Inventories	3,967	4,950
Deferred tax assets	562	375
Prepaid rent and other current assets	3,623	4,260

Total current assets	25,320	31,058
Property and equipment, net	125,243	137,845
Intangible assets, net	2,641	2,436
Deferred charges, net	2,251	5,078
Other assets	1,395	1,408

Total assets	$156,850	$177,825

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Accounts payable	$11,126	$16,542
Accrued liabilities	14,721	20,056
Income taxes payable	1,336	—
Current portion of debt obligations	137	3,022

Total current liabilities	27,320	39,620
Long-term debt obligations	34,696	116,250
Deferred rent	4,221	4,808
Deferred tax liabilities	375	1,864
Other long-term liabilities	524	367

Total liabilities	67,136	162,909

Commitments and contingencies
Stockholder's equity
Common stock, $1.00 par value per share, 1,000 shares authorized, issued and outstanding	1	1
Additional paid-in capital	77,623	11,684
Accumulated earnings	12,396	3,231
Accumulated other comprehensive loss	(306)	—

Total stockholder's equity	89,714	14,916

Total liabilities and stockholder's equity	$156,850	$177,825

See accompanying notes to condensed consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(Unaudited)

	Twenty-Four Weeks Ended
	June 14, 2010	June 20, 2011
Revenues	$160,407	$190,619
Costs and expenses
Restaurant operating costs
Cost of sales	47,244	59,523
Labor and benefits	45,446	52,546
Occupancy expenses	12,438	13,666
Other operating expenses	29,642	33,382
General and administrative	9,563	11,172
Depreciation and amortization	5,927	6,896
Pre-opening costs	1,367	1,886
Restaurant impairments and closures	98	37
Gain on disposal of property and equipment	(1)	(4)

Total costs and expenses	151,724	179,104

Income from operations	8,683	11,515
Interest expense	(1,767)	(4,655)
Gain on insurance settlements	172	—

Income before income taxes	7,088	6,860
Income tax expense	1,716	1,964

Net income	$5,372	$4,896

Basic and diluted net income per share data:
Net income per share
Basic
Diluted
Weighted average shares outstanding
Basic
Diluted
Pro forma net income per share (unaudited):
Basic
Diluted
Pro forma as adjusted net income per share (unaudited):
Basic
Diluted

See accompanying notes to condensed consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(in thousands, except shares)

(Unaudited)

	Common Stock				Accumulated Other Comprehensive Loss
			Additional Paid-in Capital	Accumulated Earnings/ (Deficit)
	Shares	Amount				Total
Balance at December 28, 2009	1,000	$1	$77,578	$832	$(715)	$77,696

Components of comprehensive income:
Net income	—	—	—	5,372	—	5,372
Change in fair value of cash flow hedge	—	—	—	—	17	17

Total comprehensive income						5,389

Balance at June 14,, 2010	1,000	$1	$77,578	$6,204	$(698)	$83,085

Balance at January 3, 2011	1,000	$1	$77,623	$12,396	$(306)	$89,714
Components of comprehensive income:
Net income	—	—	—	4,896	—	4,896
Change in fair value of cash flow hedge	—	—	—	—	(121)	(121)
Termination of interest rate swap					427	427

Total comprehensive income						5,202
Dividends paid	—	—	(65,939)	(14,061)	—	(80,000)

Balance at June 20, 2011	1,000	$1	$11,684	$3,231	$—	$14,916

See accompanying notes to condensed consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Twenty-Four Weeks Ended
	June 14, 2010	June 20, 2011
Cash flows from operating activities
Net income	$5,372	$4,896
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	5,927	6,896
Amortization of debt issuance costs	342	1,715
Deferred income tax	—	1,490
Gain on insurance related to property and equipment	(172)	—
Gain on disposal of property and equipment	(1)	(4)
Lease incentive allowance received	—	60
Increase in operating assets:
Accounts receivable	(3,074)	(3,521)
Inventory	(578)	(983)
Prepaids and other assets	(161)	(183)
Increase in operating liabilities:
Accounts payable and accrued liabilities	14,916	7,999
Other liabilities	598	922

Net cash provided by operating activities	23,169	19,287

Cash flows from investing activities
Purchases of property and equipment	(11,606)	(18,323)
Proceeds from property insurance claims	1,969	281
Proceeds from disposal of property and equipment	1	4

Net cash used in investing activities	(9,636)	(18,038)

Cash flows from financing activities
Proceeds from long-term debt	—	120,000
Payments on long-term debt	(26)	(35,546)
Payments on capital leases	(32)	(15)
Debt issuance costs paid	—	(4,563)
Dividends paid	—	(80,000)

Net cash used in financing activities	(58)	(124)

Net increase in cash and cash equivalents	13,475	1,125
Cash and cash equivalents at beginning of period	4,976	12,572

Cash and cash equivalents at end of period	$18,451	$13,697

Supplemental disclosure of non-cash investing and financing activities
Unpaid liabilities for property and equipment	$842	$4,837
(Decrease) increase in value of interest rate swap	$(17)	$121

See accompanying notes to condensed consolidated financial statements.

IGNITE RESTAURANT GROUP, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1—Description of Business

        Ignite Restaurant Group, Inc. (referred to herein as the "Company," "Ignite," "we," "us" or "our") operates two highly differentiated restaurant businesses, Joe's Crab Shack and Brick House Tavern + Tap. As of June 20, 2011, we owned and operated 116 Joe's Crab Shack restaurants and 17 Brick House Tavern + Tap restaurants in 32 states within the United States. Joe's Crab Shack is an established, national chain of casual seafood restaurants. Joe's serves a variety of high-quality seafood items, with an emphasis on crab. Joe's is a high-energy, family-friendly restaurant that encourages guests to "roll up your sleeves and crack into some crab." Brick House Tavern + Tap is a casual restaurant business that provides guests a differentiated "gastro pub" experience by offering a distinctive blend of menu items in a polished setting. Brick House seeks to strike a balance between providing guests with an elevated experience while also appealing to "every-man, every-day."

Note 2—Basis of Presentation

        We prepared the accompanying unaudited condensed consolidated financial statements in accordance with Rule 10-01 of Regulation S-X, and hence, do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (GAAP) for complete financial statements. We have made adjustments that are, in our opinion, necessary for the fair presentation of the results of the interim periods presented. The results of operations for such interim periods are not necessarily indicative of the results of operations for a full year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our most recently issued consolidated financial statements as of and for the fiscal year ended January 3, 2011 found elsewhere in this prospectus. The year-end balance sheet data presented was derived from audited financial statements, but does not include all disclosures required by GAAP.

        The accompanying unaudited condensed consolidated financial statements include the accounts of Ignite and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Our fiscal year ends on the Monday nearest to December 31 of each year. Fiscal year 2010 was a 53-week year, while fiscal year 2011 will be a 52-week year. The first three quarters of our fiscal year consist of 12 weeks and our fourth quarter consists of 16 weeks for 52-week fiscal years and 17 weeks for 53-week fiscal years.

Critical Accounting Policies and Estimates

        We have identified the accounting policies and estimates that are critical to our business operations and understanding of our results of operations. Those policies and estimates can be found in Note 1, "Summary of Significant Accounting Policies," of the Notes to Consolidated Financial Statements and in "Critical Accounting Policies and Estimates," in "Management's Discussion and Analysis of Financial Condition and Results of Operations" found elsewhere in this prospectus. Accordingly, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with our most recently issued consolidated financial statements as of and for the fiscal year ended January 3, 2011. During the twenty-four weeks ended June 20, 2011, there were no significant changes to any critical accounting policies or to the methodology used in determining estimates including those related to revenue recognition, inventories, intangible assets, property and equipment, income taxes and contingencies.

IGNITE RESTAURANT GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Note 2—Basis of Presentation (Continued)

Subsequent Events

        We evaluated events subsequent to the balance sheet date through the date the financial statements were filed, noting no subsequent events or transactions that required recognition or disclosures in the financial statements.

Recent Accounting Pronouncements

        In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS, which clarifies Topic 820 and provides guidance on changes to certain principles or requirements for measuring fair value. The amendment is effective during interim and annual periods beginning after December 15, 2011. We do not believe that adoption of this standard will have a significant impact on our consolidated financial statements.

        In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholder's equity and other reclassifications presented in the financial statements. The update is effective for fiscal years and interim periods beginning after December 15, 2011. We do not believe adoption of this standard will have a significant impact on the consolidated financial statements.

Stock Split

        On                        , 2011, we effected a    -to-1 split of our common stock. All shares and per share data have been adjusted retroactively to reflect the stock split.

Unaudited Pro Forma and Pro Forma as Adjusted Net Income per Share

        We have filed a registration statement with the Securities and Exchange Commission to sell shares of our common stock to the public. In connection with the offering, JCS Holdings, LLC, our parent company, will liquidate and distribute the shares of our common stock then held by it and/or the cash proceeds received in this public offering to the holders of its Series A preferred units and its vested common units. In addition, immediately following the offering, we will issue restricted shares of our common stock to certain members of our management and independent directors who hold unvested common units as a replacement for such common units, which will be subject to substantially identical vesting conditions. The number of restricted shares of common stock issued will be based on the ratio of unvested common units to vested common units multiplied by the number of our common shares received in the liquidation of our parent.

        The unaudited pro forma basic and diluted net income per share for the twenty-four weeks ended June 20, 2011 gives effect to the initial public offering as if it was completed at the beginning of fiscal year 2011. Diluted net income per share includes the dilutive effect of                        restricted shares of common stock, using the treasury stock method. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted net income per share calculations. The following table sets forth the computation of unaudited pro forma basic and diluted net income per share based on an

IGNITE RESTAURANT GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Note 2—Basis of Presentation (Continued)

offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus:

Twenty-Four Weeks Ended June 20, 2011
	Basic	Diluted
Net income (in thousands)	$	$
Pro forma weighted average number of shares
Pro forma net income per share	$	$

        We declared and paid an $80 million dividend to our parent company in conjunction with refinancing our senior credit facility in March 2011 (see Note 5). As the initial public offering is expected to occur within twelve months of the dividend payment, the dividend is deemed to be paid out of proceeds of the offering rather than fiscal year 2010 earnings under certain interpretations of the Securities and Exchange Commission. As such, the unaudited pro forma as adjusted net income per share for the twenty-four weeks ended June 20, 2011 gives effect to the number of shares whose proceeds would be necessary to pay the dividend, in excess of fiscal year 2010 earnings, up to the amount of shares assumed to be issued in the offering.

        The following table sets forth the computation of unaudited pro forma as adjusted basic and diluted net income per share. The number of incremental shares in the calculation below has been limited to the number of new shares to be issued in the offering because such amount is less than the number of shares that would be required to generate proceeds to pay the full amount of the dividend in excess of fiscal year 2010 earnings.

	Twenty-Four Weeks Ended June 20, 2011
	Basic		Diluted
Net income (in thousands)		$4,896		$4,896

Pro forma as adjusted weighted average number of shares:
Pro forma as adjusted weighted average number of shares
Shares issued in offering necessary to pay dividend

Pro forma as adjusted weighted average number of shares

Pro forma as adjusted net income per share	$		$

        As the number of resticted shares of common stock to be issued is determined based on the initial public offering price, the pro forma and pro forma as adjusted diluted weighted average number of shares, and therefore pro forma and pro forma as adjusted diluted net income per share, would change if the offering price is not $            per share. The following table sets forth the impact of a change in the offering price on the number of restricted shares of common stock, pro forma and pro forma as

IGNITE RESTAURANT GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Note 2—Basis of Presentation (Continued)

adjusted weighted average number of shares, and pro forma and pro forma as adjusted net income per share:

Offering Price Per Share	$	$	$	$	$

Pro forma weighted average number of shares:
Basic
Diluted
Pro forma net income per share:
Basic	$	$	$	$	$
Diluted	$	$	$	$	$
Pro forma as adjusted weighted average number of shares:
Basic
Diluted
Pro forma as adjusted net income per share:
Basic	$	$	$	$	$
Diluted	$	$	$	$	$

Note 3—Property and Equipment, net

        Property and equipment consists of the following (in thousands):

	January 3, 2011	June 20, 2011
Leasehold improvements	$127,878	$137,187
Equipment	28,178	32,664
Furniture and fixtures	8,422	9,096
Construction in progress	10,969	15,772

	175,447	194,719
Less: accumulated depreciation	50,204	56,874

	$125,243	$137,845

        Depreciation expense was approximately $5.7 million and $6.7 million for the twenty-four weeks ended June 14, 2010 and June 20, 2011, respectively, of which approximately $5.5 million and $6.4 million relate to restaurant operations.

IGNITE RESTAURANT GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Note 4—Accrued Liabilities

        Accrued liabilities consist of the following (in thousands):

	January 3, 2011	June 20, 2011
Payroll and related costs	$5,202	$7,648
Sales and alcohol taxes	1,486	2,743
Workers' compensation	1,455	1,727
Property taxes	2,275	2,209
Deferred gift card revenue	1,460	1,151
Legal claims	637	791
Occupancy	808	697
Interest rate swap	493	—
Other	905	3,090

	$14,721	$20,056

Note 5—Debt Obligations

        Debt obligations consist of the following (in thousands):

	January 3, 2011	June 20, 2011
$120.0 million term loan, due March 2016	$—	$119,250
$25.0 million term loan, due May 2013	25,000	—
$90.0 million term loan, due November 2012	9,796	—
Capital leases	37	22

Total debt	34,833	119,272
Less current portion	137	3,022

Long-term debt obligations	$34,696	$116,250

        In March 2011, we entered into a $145.0 million senior secured credit facility with General Electric Capital Corporation and a syndicate of financial institutions. The credit facility consists of (a) a $120.0 million term loan ("Term Loan") and (b) a revolving credit facility of up to $25.0 million ("Revolving Credit Facility") which includes a letter of credit subfacility for up to $6.0 million and a swing line subfacility of up to $5.0 million. Borrowings under the senior secured credit facility bear interest at a fluctuating rate equal to, at our option, either (a) a base rate plus three and one-half percent (3.50%) per annum, or (b) LIBOR (subject to a floor of 1.5%) plus four and three-quarter percent (4.75%) per annum. The base rate is the higher of (1) the federal funds rate plus 0.50%, (2) the U.S. prime rate last quoted by The Wall Street Journal, and (3) the sum of the three-month LIBOR (subject to a floor of 1.5%) plus the excess of the LIBOR applicable margin over the base rate applicable margin. The Revolving Credit Facility provides for a commitment fee of 0.5% per year on the unused portion.

IGNITE RESTAURANT GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Note 5—Debt Obligations (Continued)

        The weighted average interest rate (including margin) on the Term Loan at June 20, 2011 was 6.25%. As of June 20, 2011, we had outstanding letters of credit of approximately $1.4 million and available borrowing capacity of approximately $23.6 million under the Revolving Credit Facility.

        The Term Loan and Revolving Credit Facility expire in five years. The Term Loan amortizes quarterly according to the following amortization schedule from the effective date of the Term Loan: $3.0 million in year 1 and 2; $6.0 million in year 3; $9.0 million in year 4; and $99.0 million in year 5. In the final year, three quarterly payments of $3.0 million are required with a fourth and final payment for the entire remaining unpaid balance then outstanding. In addition to regularly scheduled payments of principal, mandatory prepayments are also required to be made upon the occurrence of certain events, including, without limitation, (i) sales of certain assets, subject to reinvestment provisions, (ii) receipt of certain casualty and condemnation awards proceeds, subject to reinvestment provisions, (iii) the incurrence of certain additional indebtedness, (iv) issuance of equity in some cases and (v) excess cash flow on an annual basis (as defined in the credit agreement). The senior secured credit facility contains a number of covenants that restrict our ability to incur additional indebtedness, create liens on assets, sell assets, make investments, and pay dividends and distributions. In addition, we are required to comply with certain financial covenants, including a maximum consolidated effective leverage ratio, maximum capital expenditures, and a minimum consolidated fixed charge ratio beginning as of June 20, 2011.

        We used the proceeds from the Term Loan to repay existing indebtedness, make an $80.0 million distribution to our stockholder, pay certain fees and expenses associated with the closing of the credit facility, and terminate our interest rate swap contract. Deferred financing fees of $4.5 million relating to the Term Loan were capitalized as deferred charges in the condensed consolidated financial statements. The termination of the interest rate swap was paid in March 2011 and was recorded as a $0.4 million increase to accumulated other comprehensive loss and a decrease to deferred tax assets in the accompanying condensed consolidated balance sheet. Existing deferred financing costs of $1.5 million were written off to interest expense in our condensed consolidated statement of operations for the twenty-four weeks ended June 20, 2011.

        Further, our long-term debt approximates fair value as it has been negotiated on an arm's length basis with a reputable third party lender at prevailing market rates.

Note 6—Stockholder's Equity

        We paid an $80.0 million dividend to our Parent on March 24, 2011. As the balance of our accumulated earnings was not sufficient to absorb the entire dividend payment, we reduced our additional paid-in capital for the excess.

Note 7—Net Income per Share

        Basic net income per share is computed using the weighted average number of common shares outstanding during the period, while diluted net income per share is computed using the weighted average number of common shares outstanding plus all potentially dilutive common share equivalents

IGNITE RESTAURANT GROUP, INC.

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Note 7—Net Income per Share (Continued)

outstanding during the period. The following table summarizes the components to determine the numerators and denominator of basic and diluted net income per share (in thousands):

	Twenty-Four Weeks Ended
	June 14, 2010	June 20, 2011
Numerator:
Net income	$5,372	$4,896

Denominator:
Basic weighted average shares outstanding
Effect of dilutive securities

Diluted weighted average shares outstanding

        All of our outstanding equity grants are fully dilutive since they vest at no cost to the recipient. Hence, we do not have common share equivalents that are excluded from the diluted net income per share base for being anti-dilutive.

Note 8—Fair Value Measurements

        The following table summarizes our financial liability measured at fair value on a recurring basis in the condensed consolidated balance sheets (in thousands):

	Balance as of January 3, 2011	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap(1)	$493	$—	$493	$—

(1)
We have recorded in accrued liabilities as of January 3, 2011 an amount related to our interest rate swap, which we revalue quarterly using the market approach. Changes in the fair value of the financial instrument are recorded in accumulated other comprehensive loss. In conjunction with our debt refinancing in March 2011, we terminated our interest rate swap contract (see Note 5).

IGNITE™

RESTAURANT GROUP

JOE'S CRAB SHACK

brick house TAVERN+TAP

JOE'S CRAB SHACK • BRICK HOUSE TAVERN + TAP

COMMITTED TO PROVIDING MEMORABLE, MATCHLESS DINING EXPERIENCES

Shares

Ignite Restaurant Group, Inc.

Common Stock

Credit Suisse
Baird
Piper Jaffray

Preliminary Prospectus
                , 2011

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. ("FINRA") filing fee.

Amount
SEC registration fee		$11,610
FINRA filing fee		$10,500
NASDAQ listing fee			*
Printing expenses			*
Accounting fees and expenses			*
Legal fees and expenses			*
Blue Sky fees and expenses			*
Transfer Agent and Registrar fees and expenses			*
Miscellaneous expenses			*

Total	$		*

*
To be provided by amendment.

Item 14.    Indemnification of Officers and Directors.

        Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation will provide for this limitation of liability.

        Section 145 of the DGCL ("Section 145"), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

        We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

        We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

        The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

        In the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act of 1933, as amended.

Item 16.    Exhibits

(a)   Exhibits

        The exhibit index attached hereto is incorporated herein by reference.

(b)   Financial Statement Schedules

        No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby further undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on October 31, 2011.

IGNITE RESTAURANT GROUP, INC.
By:	/s/ RAYMOND A. BLANCHETTE, III
	Name:	Raymond A. Blanchette, III
	Title:	President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated and on the date indicated below:

Signatures	Title	Date
/s/ RAYMOND A. BLANCHETTE, III Raymond A. Blanchette, III	President, Chief Executive Officer and Director (principal executive officer)	October 31, 2011
/s/ JEFFREY L. RAGER Jeffrey L. Rager	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	October 31, 2011
/s/ EDWARD W. ENGEL Edward W. Engel	Senior Vice President, General Counsel and Director	October 31, 2011

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of Ignite Restaurant Group, Inc.
3.2*	Form of Amended and Restated Bylaws of Ignite Restaurant Group, Inc.
4.1*	Specimen Common Stock Certificate.
4.2*	Form of Registration Rights Agreement.
5.1*	Form of Opinion of Kirkland & Ellis LLP.
10.1*	Credit Agreement, dated as of March 24, 2011, by and between Ignite Restaurant Group, Inc., as borrower, the guarantors named therein, General Electric Capital Corporation and the lenders named therein.
10.2*†	Form of Ignite Restaurant Group, Inc. 2011 Omnibus Incentive Plan.
10.3*†	Offer Term Sheet, effective as of May 21, 2007, between Joe's Crab Shack Holdings, Inc. and Raymond A. Blanchette, III.
10.4*†	Form of JCS Holdings, LLC Unit Grant Agreement.
10.5*	Third Amended and Restated Limited Liability Company Operating Agreement of JCS Holdings, LLC.
10.6*	Management Agreement, by and between J.H. Whitney Capital Partners, LLC, JCS Holdings, LLC, Ignite Restaurant Group, Inc. and certain of its subsidiaries party thereto.
10.7*	Form of Directors and Officers Indemnification Agreement.
21.1*	List of Subsidiaries of Ignite Restaurant Group, Inc.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature page of this Registration Statement).

*
To be filed by amendment.

†
Indicates a management contract or compensatory plan or arrangement.